UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2002

David P. Bicks
LeBoeuf, Lamb, Greene & MacRae L.L.P.
125 West 55th Street
New York, NY 10019-5398

Re: Goldfield Corporation
Incoming letter dated February 26, 2002

Dear Mr. Bicks:

This is in response to your letters dated February 26, 2002 and March 7, 2002 concerning the shareholder proposal submitted to Goldfield Corporation by Donna Cocalis. We also have received a letter from the proponent dated March 1, 2002 and a letter on the proponent's behalf dated March 19, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Donna Cocalis
119 Wright Street
Point Marion, PA 15474

CRC

LEBOEUF, LAMB, GREENE & MACRAE
L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
DENVER
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

WRITER'S DIRECT DIAL:

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
MOSCOW
RIYADH
(AFFILIATED OFFICE)
TASHKENT
BISHKEK
ALMATY
BEIJING

02 MAR -3 PM 1:04

February 26, 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Office of Chief Counsel

Re: Omission of Proposal of Stockholder Donna Cocalis
<u>From the Proxy Materials of The Goldfield Corporation</u>

Ladies and Gentlemen :

We represent The Goldfield Corporation ("Goldfield") and are submitting this letter on behalf of Goldfield pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 in connection with Goldfield's determination to exclude a proposal submitted by Donna Cocalis from its proxy statement and proxy card for the 2002 Annual Meeting of Stockholders, pursuant to Rule 14a-8.

On January 11, 2002, the Corporate Secretary of Goldfield, Dwight Severs, received Ms. Cocalis's proposal and supporting statement, which are attached hereto as Exhibit 1. The text of the proposal is as follows:

> **Resolved:** To comply with fundamental tenets of the shareholder franchise, Goldfield is urged to develop bylaws to provide an orderly and fair means to qualify nominees who have demonstrated a meaningful level of stockholder support and to provide them with free and equal ballot access.

For the reasons set forth below, we believe that Ms. Cocalis's proposal "relates to an election for membership on the company's board of directors" within the meaning of Rule 14a-8(i)(8) and therefore should be deemed excludable from the Goldfield's 2002 proxy materials. Ms. Cocalis's proposal is substantially identical to other proposals that the Staff has determined to be excludable in recent no-action letters.[1]

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders who meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. The rule also provides, however, that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy materials even if the shareholder satisfies the eligibility and procedural requirements of the rule. One type of proposal that a company may exclude from its proxy materials, as set forth in Rule 14a-8(i)(8), is any proposal that "relates to an election for membership on the company's board of directors."

The SEC staff has issued a substantial number of no-action letters addressing the types of proposals deemed to relate to an election to membership on the board of directors and therefore to be excludable under Rule 14a-8(i)(8).[2] Generally, the SEC staff takes the position that companies may not exclude from their proxy materials shareholder proposals that seek to establish general procedures for nominating directors or general qualifications for election,[3] but may exclude proposals that seek to establish a procedure that could result in contested elections of directors.[4]

The SEC staff has permitted exclusion of proposals that seek to allow shareholders to compel the company to solicit proxies in favor of shareholder nominees who are seeking election in opposition to the company's nominees. Because proposals of this type, if adopted, would permit shareholders to nominate opposition slates and compel the company to solicit proxies that might be used to vote in favor of that slate, the proposals could supplant or contravene the regulation of proxy contests under Rule 14a-12.[5] The SEC, in proposing amendments to Rule 14a-8 in 1976,

[1] See, e.g., General Motors Corp., 2001 SEC No-Act. LEXIS 424 (March 22, 2001); Kmart Corp., 2000 SEC No-Act. LEXIS 476 (March 23, 2000); Boykin Lodging Co., 2000 SEC No-Act. LEXIS 466 (March 22, 2000); The Coca-Cola Co., 2000 SEC No-Act. LEXIS 80 (Jan. 24, 2000); BellSouth Corp., 2000 SEC No-Act. LEXIS 81 (January 24, 2000).

[2] Many of these no-action letters were issued under a predecessor version of Rule 14a-8(i)(8) (then denominated Rule 14a-8(c)(8)). The current version of the rule was adopted in 1998 (see Release No. 34-40018 (May 21, 1998)), but the amendment was nonsubstantive and did not reflect a change in the scope or application of the exclusion.

[3] See TCW/DW Term Trust 2003, 1997 SEC No-Act. LEXIS 735 (July 15, 1997) (concerning a proposal that would require the company to permit shareholders to submit nominations to the board of directors, without requiring that the company actually accept those nominations and include them in the company's proxy statement); Mobil Corp., 1988 SEC No-Act. LEXIS 225 (February 19, 1988) (concerning a proposal requiring the company to permit holders of at least $ 1,000,000 in value of its common stock to provide commentary on the company's director nominees for inclusion in the company's proxy statement but noting that the proposal would not permit shareholders "to include in management's proxy material their own nominees for the Board of Directors").

[4] See General Motors Corp., supra; Boykin Lodging Co., supra; The Coca-Cola Co., supra; BellSouth Corp., supra.

[5] Rule 14a-12 establishes specific procedures governing proxy solicitations generally as well as specifically with respect to proxy solicitations in contested elections of directors, or "proxy contests." See Rule 14a-12(c). These procedures are intended to provide a level playing field between a company's nominees and the nominees of a dissident

FREE AND EQUAL BALLOT ACCESS PROPOSAL

Resolved: To comply with fundamental tenets of the shareholder franchise, Goldfield is urged to develop bylaws to provide an orderly and fair means to qualify nominees who have demonstrated a meaningful level of stockholder support and to provide them with free and equal ballot access.

Supporting statement: There exists in the United States a general policy against disenfranchisement and the right to vote one's shares is a fundamental tenet of stock ownership. Goldfield's practice is to use stockholder assets to provide ballot listing for only one nominee per director opening. The cost for ballot listing to challengers is prohibitive and constitutes economic disenfranchisement, when considered in context to director's fees ($15,000 plus 500 per meeting attended per annum). The current system of ballot access provides financial incentive for incumbents to:

- to self-nominate themselves for reelection,
- to deny qualified challengers placement on stockholder-funded ballots, and
- to expend "whatever it takes" in stockholder assets to promote the company agenda during proxy solicitation (in 2001, $450,000 or over 3% of capitalization at $0.52 per share, in stockholder assets were spent to elect Goldfield nominees and in an attempt to rescind cumulative voting).

A system which calls for separate ballots and which only provides free ballot access to the company slate of candidates (who stand to gain financially from reelection), violates fundamental tenets of the Delaware Constitution's guarantee to free and equal elections (for public elections, Delaware law requires the listing of all candidates on one ballot which is paid for by the governmental entity).

Separate and unequal ballot access also violates tenets of the 14th Amendment to the U.S. Constitution. Effectuation of the legitimate corporate interest must be achieved by means that do not unfairly or unnecessarily burden the stockholder's important interest in the continued availability of political opportunity. The interests involved are not merely those of company-supported candidates; stockholders can assert their preferences only through a choice among candidates and it is this broad interest that must be weighed in the balance.

In considering the requirements for qualification of independent candidates for ballot positions, the U.S. Supreme Court recognized as valid objectives and compelling interests the protection of the integrity of the nominating and electing process, the promotion of party stability, and the assurance of a modicum of order in regulating the size of the ballot by requiring a showing of some degree of support for independents anal new parties before they can get on the ballot. To comply with the Fourteenth Amendment, the Company should provide a feasible opportunity for new candidates to appear on the ballot.

We urge you to vote FOR this proposal.

made clear that Rule 14a-8 is not available as a means for conducting contested elections. Specifically, the SEC said that "the principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto."[6]

Consistent with that statement, the SEC staff has recently permitted companies to exclude, under Rule 14a-8(i)(8), shareholder proposals that would require the company to include in its proxy materials shareholder nominees whose candidacies would be in opposition to those of the company's nominees.[7] We believe that these precedents support the exclusion of Ms. Cocalis's proposal that Goldfield develop bylaws to provide a means to qualify shareholder nominees and include them on the Goldfield proxy card.

---

shareholder, and to assure that shareholders who are solicited to vote in favor of a slate of nominees are clearly informed regarding the identities and backgrounds of the nominees and the persons who are nominating them. These objectives are achieved, in part, through Rule 14a-12's clear implication that persons who wish to solicit shareholder votes in favor of an alternative slate of directors must present their nominees in a separate proxy statement from the one distributed by the company. Indeed, we believe that Ms. Cocalis's proposal may also be excludable pursuant to Rule 14a-8(i)(3), which makes shareholder proposals that are "contrary to any of the Commission's proxy rules" excludable, because it would serve to establish procedures for contested elections of directors that are inconsistent with Rule 14a-12 and other SEC rules governing proxy contests.

[6] See Release No. 34-12598 (July 7, 1976). Note that Rule 14a-11 has in large part been replaced by Rule 14a-12 and section (c) thereof.

[7] See General Motors Corp., supra, Kmart Corp., supra; Boykin Lodging Co., supra; The Coca-Cola Co., supra; BellSouth Corp., supra; Storage Technology Corp., 1998 SEC No-Act. LEXIS 387 (March 11, 1998); BellSouth Corp., 1998 SEC No-Act. LEXIS 151 (February 4, 1998).

CONCLUSION

For the foregoing reasons, we believe that the proposal submitted by Ms. Cocalis need not be included in the Goldfield's proxy materials for the 2002 Annual Meeting of Stockholders.

We respectfully request that the Staff issue a letter indicating that it will not recommend any enforcement action if Goldfield does not include Ms. Cocalis's proposal in its proxy statement and proxy for the 2002 Annual Meeting of Stockholders.

As required by Rule 14a-8(j)(2), we have enclosed six copies of this letter and the attachments. Please acknowledge receipt of this package by so noting on the extra enclosed copy of this letter and returning it to us in the enclosed, self-addressed stamped envelope. We have simultaneously provided a copy of this letter and the attachments to Ms. Cocalis.

Should you have any questions, please contact me at (212) 424-8040 or Fritz Lark at (212) 424-8010.

Very truly yours,

David P. Bicks /FL

David P. Bicks

Securities Exchange Act of 1934 -- Rule 14a-8(c)(8)

July 15, 1997

{*1} TCW/DW Term Trust 2003

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 15, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: TCW/DW Term Trust 2003 (the "Company")
Incoming letter dated May 28, 1997

The proposal mandates an amendment to the Declaration of Trust to permit shareholders to nominate "independent" trustees.

The Division is unable to concur in your view that the proposal and supporting statement may be omitted under rule 14a-8(c)(8) The Division is of the view that the proposal relates to the procedures for the election of directors. Accordingly, the staff does not believe that the Company may rely on rule 14a-8(c)(8) as a basis for omitting the proposal from its proxy materials.

The Division is unable to concur in your view that the proposal and supporting statement may be omitted under rule 14a-8(c)(3). Accordingly, the staff does not believe that the Company may rely on rule 14a-8(c)(3) as a basis for omitting the proposal from its proxy materials.

The Division is unable to concur in your view that the proposal and supporting statement may be omitted under rule 14a-8(c)(10). Accordingly, the staff does not believe {*2} that the Company may rely on rule 14a-8(c)(10) as a basis for omitting the proposal from its proxy materials.

Sincerely,

Frank G. Zarb, Jr.
Special Counsel

INQUIRY-1: DEAN WITTER INTERCAPITAL INC.

Two World Trade Center New York, New York 10048
212-392-1600

May 28, 1997

VIA FEDERAL EXPRESS

Filing Desk
Securities and Exchange Commission
Attn: Division of Investment Management
Office of Disclosure and Review # 1, Branch 16
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: TCW/DW Term Trust 2003 (the "Trust")

Dear Sir/Madam:

On behalf of the above-referenced Trust and pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, enclosed herewith for filing with the Securities and Exchange Commission are the following:

> 1. six (6) copies of a letter dated April 21, 1997, received by the Trust from Mr. Edwin S. Mullett (the "Proponent"), containing a proposal (the "Proposal") for inclusion in the proxy statement and form of proxy relating to the next annual meeting of shareholders of the Trust (the "Proxy Materials") expected to take place in October, 1997 together with a statement in support of the Proposal (the "Supporting Statement"); 2. six (6) copies of the {*3} opinion of Gordon Altman Butowsky Weitzen Shalov & Wein ("Gordon Altman") dated May 27, 1997, setting forth the legal basis for our conclusion that the Proposal may properly be omitted from the Proxy Materials; and 3. five additional copies of this letter.

The Proposal reads as follows: "Resolved that the Declaration of Trust be amended to permit shareholders to nominate Independent Trustees."

After careful consideration, the Trust intends to omit the Proposal and the Supporting Statement from the Proxy Materials. The Trust currently intends to mail definitive Proxy Materials to shareholders on or about September 4, 1997, and to file preliminary Proxy Materials with the Commission on or about August 20, 1997.

It is our view that the Proposal and Supporting Statement may be omitted pursuant to Rules 14a-8(c)(3), (8) and (10). In this regard, reference is made to the opinion of Gordon Altman which sets forth the legal basis pursuant to which the Proposal is properly excludable. In addition, we note that the adoption of the Proposal would presumably permit direct inclusion in the proxy statement as nominee for Trustee any person suggested by any shareholder, without any procedure {*4} to permit review of those persons qualifications. As a practical matter, such a result, which would be completely contrary to the system of corporate governance in place today, would prove virtually impossible to administer and would be extremely confusing to shareholders.

We are notifying Mr. Edwin Mullett of our intention to omit the Proposal and Supporting Statement from the Trust's Proxy Materials by forwarding to him a copy of this letter and the attached opinion of Gordon Altman.

We would appreciate your advice as to whether or not the staff agrees with our opinion and that of counsel as set forth herein.

Please contact Stuart M. Strauss, Esq. of Gordon Altman at (212) 626-0842 or me at (212) 392-1523 with any questions you may have regarding this matter.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Barry Fink
Senior Vice President and
General Counsel

ATTACHMENT

Edwin S. Mullett

1420 Fern Court

Vero Beach, FL 32963-4009

After May 15:

230 East Shore Drive

Lake Toxaway, NC 28747

April 21, 1997

Mr. Barry Fink, Sr. {*5} Vice President
Dean Witter Intercapital
Two World Trade Center
New York, NY 10048

Dear Barry:

As you know, I am a shareholder of TCW/DW 2003, presently owning 2120 shares. I have enclosed a DWR statement to document ownership. I intend to submit the following proposal at the next annual meeting and request that it be included in the proxy statement.

SHAREHOLDER PROPOSAL

Resolved, that the Declaration of Trust be amended to permit shareholders to nominate Independent Trustees.

Statement in support of proposal

Amazing but true! - shareholders are not permitted to nominate candidates for Trustee. That privilege is reserved to the Trustees, none of whom owns a single share of our Trust. So much for capitalist democracy. This seems much more like the old Communist system - we are allowed to vote but the Trustees tell us whom we can elect. The Trustees have unanimously and adamantly refused requests to join us as shareholders. If you approve this proposal, perhaps some day a shareholder might join the Trustees. At least, your vote would make it possible.

Respectfully submitted,

Edwin S. Mullett

INQUIRY-2: GORDON ALTMAN BUTOWSKY WEITZEN SHALOV & WEIN

114 WEST 47T {*6} H STREET
TELEPHONE: (212) 626-0800

NEW YORK, N.Y. 10036-1510
TELECOPIER (212) 626-0799

May 27, 1997

U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Gentlemen:

This firm is counsel to the independent directors of TCW/DW Term Trust 2003 ("Fund") and to the Fund for purposes of this matter. By letter dated April 21, 1997, a copy of which is enclosed, Mr. Edwin S. Mullett submitted a proposal ("Proposal") which he requested be included in the Fund's proxy statement for the Fund's 1997 Annual Meeting of Shareholders. This opinion is submitted in support of the Fund's decision to omit the Proposal from its 1997 proxy materials. The Proposal is as follows:

> RESOLVED, that the Declaration of Trust be amended to permit shareholders to nominate Independent Trustees.

We are of the opinion that the Proposal may be omitted from the Fund's 1997 proxy materials in accordance with Rules 14a-8(c)(3), (8) and (10). These points are discussed below.

Rule 14a-8(c)(8)

Rule 14a-8(c)(8) permits the omission of the proposal if it relates to an election to office. While there is a line of demarcation under this provision between proposals clearly dealing {*7} with procedures incident to elections to office and the elections themselves, it is clear that proposals which purport to relate to election procedures but are in reality equivalent to an attempt to become a nominee for election are subject to omission as a matter more appropriately addressed under Rule 14a-11. See Unocal Corporation (avail. February 6, 1990). In our view, Mr. Mullett's Proposal is unabashedly an effort to position himself to become a director of the TCW/DW Funds.

Mr. Mullett and/or shareholders related to him have submitted a variety of shareholder proposals and he has stated orally his intention to be nominated as a candidate for election as a director. Moreover, in a letter dated June 30, 1996 Mr. Mullett referred to his proposals for "TCW/DW 2000, TCW/DW 2002 and MIT," his request that procedures be sent to him for nominating a trustee, and stated "I plan to nominate myself for TCW/DW 2002. . . ." Under the foregoing circumstances, we believe that the Proposal relates to an election to office and would properly be omitted on that basis from the Fund's proxy materials.

Rule 14a-8(c)(3)

Rule 14a-8(c)(3) permits the omission of a proposal if it is contrary {*8} to any of the Commission's proxy rules and regulations including Rule 14a-9 which prohibits false or misleading statements in proxy soliciting materials. The Commission has repeatedly advised issuers that shareholder proposals may properly be excluded from proxy materials if portions thereof are so vague as to make it difficult to discern what action or advice it purports to authorize or convey, see e.g. Genesco, Inc. (avail. October 5, 1976); ITT (avail. March 1, 1977), Pennsylvania Power & Light Co. (avail. January 30, 1978) or "may be misleading because any action ultimately taken by the [Fund] . . . upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." See Wendy's Int'l. (avail. February 6, 1990).

The Proposal is vague in at least the following respects:

1. The Declarations of Trust for Massachusetts business trusts provide in detail for every aspect of fund operations. The Fund's Declaration of Trust ("Declaration") follows the standard Massachusetts business trust format. It does not address the subject of the rights of shareholders to nominate persons to the Board of Trustees ("Board"). {*9} This is understandable; the right of shareholders to submit for consideration the names of potential nominees for election is not generally included in organizational documents, it is generally considered a commonly-held right of shareholders. Thus, the Proposal presents a subject new to such Declarations. To avoid confusion, it should be accompanied by procedures for its implementation No such procedures are supplied and numerous provisions of the Declaration, if amended by the Proposal, would thereby be rendered inconsistent and confusing. Moreover, the Proposal itself is confusing. It could reasonably be understood either to refer (i) to the inclusion of the names of nominees in the Fund's proxy; or (ii) to a procedure permitting shareholders to submit names of nominees for consideration. Also, as noted below, it does not state whether the right of shareholders to "nominate Independent Directors" is intended to be limited to the Annual Meeting of Shareholders.

2. The Declaration provides (Section 2.3) that vacancies on the Board attributable to

> . . . declination, death, resignation, retirement, removal or inability of any of the Trustees, or in case a vacancy shall, by reason {*10} of an increase in number, or for any other reason, exist, the remaining Trustees . . . shall fill such vacancy by appointing such other person as they . . . in their discretion shall see fit.

The Proposal does not state whether it is intended to apply to filling such vacancies and, if so, whether that would be in addition to or in lieu of the foregoing provision. In either event, the Proposal does not supply any procedures to enable one to determine what action it purports to authorize.

3. The Proposal refers to "Independent Directors." By that we assume it refers to disinterested directors

as defined in Section 2(a)(19) of the Investment Company Act of 1940. The proposal does not clarify or define its reference to Independent Trustees nor does it include any process pursuant to which the eligibility of nominees as "independent" (*i.e.* disinterested) within the meaning of Section 2(a)(19) can be determined in advance to avoid, e.g., inadvertent violation of many provisions of the 1940 Act (*e.g.*, Sections 15(c) and Rules 17e-1, 17a-7 and 12b-1).

4. The Declaration provides throughout for the conduct of the Fund by trustees, not "Independent Trustees." The Proposal does {*11} not delineate the manner by which the Declaration would be changed to accommodate the election of "Independent Trustees" and thereafter the provisions of the Declaration that would be applicable to them.

Rule 14a-8(c)(10)

Rule 14a-8(c)(10) permits the omission of the Proposal if it has been rendered "moot." The Commission has interpreted that term to include proposals that have been "substantially implemented by the issuer." See Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to **Proposals by Securities Holders, SEA Rel. No. 20091, August 16, 1983, CCH Fed. Sec. L. Rep P83,417** [1983-84 Transfer Binder]. The Proposal seeks the amendment of the Fund's Declaration to permit shareholders to nominate "Independent Trustees." The Proposal is moot since the Declaration does not prohibit shareholders from nominating Independent Trustees.

Very truly yours,

GORDON ALTMAN BUTOWSKY
WEITZEN SHALOV & WEIN

By: David M. Butowsky

Securities Exchange Act of 1934 -- Rule 14a-8

Feb 19, 1988

{*1} Mobil Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FEB 19 1988
RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Mobil Corporation (the "Company")
Incoming letters dated December 23, 1987 and February 11, 1988

The proposal relates to a recommendation that the Board of Directors adopt a policy providing that the Company include in its proxy materials, with respect to any issue proposed therein for a shareholder vote (including descriptions and statements of or with respect to any candidates for election as directors), statements submitted by any person or group beneficially owning voting equity securities with a market value of one million dollars or more.

This Division does not concur in your opinion as to the applicability of paragraphs (c)(2), (c)(6), (c)(7), and (c)(8) of Rule 14a-8 to the proposal. Accordingly, we do not believe that the Company may rely on any of those provisions as a basis for omitting the proposal from its proxy material.

This Division does not concur in your opinion that the proposal and the supporting statement may be omitted in their entirety from the Company's proxy material pursuant to Rule 14a-8(c)(3). {*2} However, there appears to be some basis for your opinion that certain portions of the supporting statement may be excluded pursuant to Rule 14a-8(c)(3). Our views with respect to this matter are as follows:

1. There appears to be some basis for your opinion that the second sentence of the first paragraph of the supporting statement may be contrary to Rule 14a-9 and, accordingly, excludable under Rule 14a-8(c)(3). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the sentence from its proxy material.

2. There appears to be some basis for your opinion that the last two sentences of the second paragraph of the supporting statement, the last three sentences of the third paragraph of the supporting statement, and the first sentence of the fifth paragraph of the supporting statement may be violative of Rule 14a-9 and therefore excludable under Rule 14a-8(c)(3). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits those sentences from its proxy material.

3. The Division notes that the second through fourth paragraphs of the supporting statement {*3} appear to be premised upon an interpretation of the proposal that would permit shareholders to include in management's proxy material their own nominees for the Board of Directors. In the Division's view the proposal, if adopted, would only provide a mechanism for certain shareholders to include statements with respect to the management nominees. Under the circumstances, it is the Division's view that those portions of the supporting statement would be excludable from the proxy material unless promptly amended to be consistent with the language of the proposal.

Sincerely,
Gloria F. Smith-Hill
Special Counsel

INQUIRY-1: MORRIS, NICHOLS, ARSHT & TUNNELL
1105 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347
TELEPHONE (302) 658-9200
February 11, 1988

Mobil Oil Corporation
150 E. 42nd Street
New York, NY 10017

Gibson, Dunn & Crutcher
1050 Connecticut Avenue, N.W.
Washington, DC 20036

Ladies and Gentlemen:

You have asked us to elaborate on the opinion we expressed in our letter to you dated December 23, 1987 conerning a stockholder proposal (the "Proposal") submitted to Mobil Oil Corporation (the "Company") by Ms. Louise B. Wulff insofar as we expressed the view that implementation {*4} of the Proposal would cause the Company's board of directors to discriminate among stockholders. In our opinion, there is a general principle of corporation law, recognized in Delaware, which prohibits a corporation, and its board of directors, from discriminating among stockholders except insofar as such discrimination is based upon the fact that the stockholders hold different classes or series of stock. Hence, while shares of stock may be treated differently, the individuals who hold such shares may not be treated differently solely because of their personal attributes or other factors which relate to them as individuals, including the number of shares which they hold. As we pointed out in our letter dated December 23, 1987, and as is indicated in the cases cited herein, there are recognized exceptions to this rule where, for example, discrimination is expressly provided in a certificate of incorporation or is required by law (e.g. an offer to purchase not made to stockholders in jurisdictions whose laws do not permit the offer; odd lot tender offers; treatment of fractional shares) or is necessary to prevent harm to the corporation or other stockholders. However, none of these {*5} exceptions reaches the Proposal. It would give individual stockholders (or groups) free access to the Company's proxy materials if they own $ 1,000,000 in equity securities of the Company. Other stockholders would be relegated to whatever rights they may have under SEC Rule 14a-8 or which might be voluntarily offered to them by the Company. We believe this discrimination in favor of large stockholders and to the detriment of small stockholders would cause the Company to violate the principle of corporation law described above and, therefore, provides a proper basis for the Company to omit the Proposal from its proxy materials under Rule 14a-8(c)(2).

Very truly yours,
/s/ Morris, Nichols, Arsht & Tunnell

INQUIRY-2: GIBSON, DUNN & CRUTCHER
LAWYERS
1050 CONNECTICUT AVENUE, N.W.
WASHINGTON, D.C. 20036
(202) 955-8500
December 23, 1987
OUR FILE NUMBER 62011-00038

Cecilia D. Blye, Esquire
Special Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 - 5th Street, N.W.
Washington, D.C. 20549

Re: Mobil Corporation; Enclosed Request for No-Action
Advice: Stockholder Proposal of Louise B. Wulff

Dear Ms. Blye:

We transmit herewith, pursuant {*6} to Rule 14a-8(d) under the Securities and Exchange Act of 1934, six copies of a proposal and supporting statement (collectively, the "Proposal") submitted by Louise B. Wulff for inclusion in the proxy material of Mobil Corporation ("Mobil"). We also submit, as required by the same Rule, six copies of the statement of the reasons why Mobil deems it proper so to omit the Proposal, along with opinions of counsel in support of the matters of law asserted in such statement of reasons. By the enclosed letter, we have simultaneously notified Mrs. Wulff of Mobil's intention to omit the Proposal and have furnished her with a copy of the statement of copy of the reasons and supporting opinions as required.

If you have any questions or if we may be of assistance in any way, please do not hesitate to call either me at (202) 955-8522 or Josiah Hatch at (202) 955-8512.

Sincerely,
John F. Olson
GIBSON, DUNN & CRUTCHER
LAWYERS
1050 CONNECTICUT AVENUE, N.W.
WASHINGTON, D.C. 20036
(202) 955-8500
December 23, 1987
OUR FILE NUMBER 93014-00377

Securities and Exchange Commission
450 - 5th Street, N.W.
Washington, D.C. 20549

Attention: Cecilia D. Blye, Esq.
Special Counsel
Office of Chief Counsel
{*7} Division of Corporation Finance
Room 3033

Re: Unocal Corporation; Request for No-Action Advice;
Stockholder Proposal of Louise B. Wulff

Ladies and Gentlemen:

We enclose six copies of a proposal and statement in support thereof submitted by Louise B. Wulff for inclusion in the proxy materials of Unocal Corporation (the "Corporation") for its 1988 Annual Meeting of Stockholders. For the reasons detailed below, the Corporation intends to omit the proposal from its proxy materials pursuant to the provisions of Rule 14a-8 and requests that the staff advise the Corporation that it will not recommend any action to the Securities and Exchange Commission (the "Commission") if the proposal is so omitted. A copy of this statement of the reasons why the Corporation believes it is proper to omit the proposal and a copy of each supporting opinion of counsel have been furnished to the proponent as required by Rule 14a-8(d).

The proposal calls for the Corporation's board of directors to adopt and implement a policy requiring that the Corporation include in its proxy materials, with respect to any issue proposed therein for shareholder vote, statements submitted by any person or group beneficially {*8} owning voting equity securities with a market value of $ 1 million or more, including descriptions and statements of or with respect to any candidates for election as directors. The proposal calls for such descriptions and other statements to receive equal space, coverage and treatment as proposals by or candidates nominated by the board of directors or management of Unocal, subject to such rules and regulations as the Securities and Exchange Commission may adopt.

The proposal and supporting statement are attached hereto as Exhibit A.

We submit that the proposal may be omitted from the Corporation's proxy materials for each of the following reasons:

(I) under Rule 14a-8(c)(3), as contrary to the federal proxy rules, including: Rule 14a-11, which prescribes procedures for contesting elections; Rule 14a-8 itself; Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials; and Rule 14a-5, which governs presentation of information in the proxy statement;

(II) under Rule 14a-8(c)(8), as relating to an election to office;

(III) under Rule 14a-8(c)(7), as relating to the ordinary business of the Corporation;

(IV) under Rule 14a-8(c)(6), as dealing {*9} with a matter beyond the Corporation's power to effectuate; and

(V) under Rule 14a-8(c)(2), as requiring the Corporation to violate state and federal law.

Opinions of counsel in support of the Corporation's position on these matters are attached as Exhibits B and C.

I. GROUNDS FOR OMISSION UNDER RULE 14a-8(c)(3)

Rule 14a-8(c)(3) permits the omission of proposals and supporting statements which are contrary to the federal proxy rules. We submit that the proposal is fundamentally contrary to such rules.

1. The Proposal Is Contrary to Rule 14a-11, Governing Election Contests. The proposal calls for inclusion on an equal space basis of stockholder proposals concerning candidates for election and statements by the candidates themselves. Rule 14a-11 of the federal proxy rules prescribes a procedure which must be used by persons who would oppose solicitations in an election context. The essence of this procedure is the separation of soliciting materials: each participant's materials are prepared and disseminated separately and reviewed separately by the staff.

Rule 14a-11 stands apart from Rule 14a-8 to ensure that disclosure regarding candidates for office {*10} is not combined with general proxy information, as the presence of Rule 14a-8(c)(8), permitting exclusion from proxy materials of proposals relating to elections, attests. As the staff has pointed out on more than one occasion, "the Commission adopted Rule 14a-8(c)(8) because it was of the view that the shareholder proposal process was not the proper means for conducting election contests, since other sections of the proxy rules, particularly Rule 14a-11, were specifically designed to handle such matters." Computer Network Corporation, SEC No-Action Letter (June 16, 1983); see also Bank of Montana Systems, SEC No-Action Letter (April 8, 1982).

By allowing the soliciting materials of an indeterminant number of participants to have equal space in the single proxy statement of the Corporation, the proposal would ignore Rule 14a-8(c)(8) and gut Rule 14a-11, producing proxy materials which are lengthy, costly and confusing.

Furthermore, the proposal, if adopted, would require the board of directors to adopt a policy that could be impossible to administer without amendment by the Commission of Rule 14a-11. Whom would the company be required to include in a Schedule 14B filing? {*11} How would the Corporation, without itself engaging in a solicitation, notify its stockholders, in advance of preparing and filing materials, of the candidates to be considered? How would the Commission assure appropriate review of solicitation materials from a number of sources all amalgamated in a single preliminary proxy document? What time limits for submission of materials could the Corporation and/or the Commission establish -- and effectively maintain -- for the competing segments of the omnibus solicitation document? What would the Corporation's remedy be if another "participant" in the combined solicitation failed or refused to furnish required Schedule 14B information? On whom would the 14B filing obligation rest? Could additional persons who wish to make solicitations after receiving the omnibus material add their own candidate? These questions -- and more -- are raised by the proposal and make it clear how directly contrary to the whole regulatory scheme of Rule 14a-11 the proposed policy would necessarily be.

2. The Proposal is Contrary to Rule 14a-8 Itself. Rule 14a-8 governs the presentations of stockholder proposals within an issuer's proxy materials. {*12} The policy called for under the proposal would mandate inclusion of materials that could normally be omitted by the Corporation from its proxy statements under Rule 14a-8(c). For example, proposals that are counter to the issuer's proposals, substantially duplicative of another proposal, or related to an election to office may all be excluded under various provisions of this Rule, whereas the policy proposed would require their inclusion. The proposed policy would also require the inclusion of materials related to elections of directors, excludable under Rule 14a-8(c)(8) for the reasons discussed above.

Likewise, the policy would negate the effect of Rule 14a-8(b)(1), which safeguards the clarity of proxy materials and prevents excessive costs to the Corporation and its stockholders by limiting proposals and supporting statements to an aggregate of 500 words or less.

The Commission has strongly expressed its concern that proposals of excessive length "are inappropriate . . . because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders [and] tend to obscure other material matters in the proxy statements of issuers. . {*13} . ." Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12,999, [1976 Transfer Binder] **Fed. Sec. L. Rep. (CCH) 80,812, at 87,127** (Nov. 22, 1976). Similarly, in Environmental and Social Disclosure; Notice of Conclusions and Rulemaking Proposals, Exchange Act Release No. 11,733, **40 Fed. Reg. 51,656, at 51,660** (Nov. 6, 1975), the Commission stated that "disclosure to serve the needs or desires of limited segments of the investing public . . . may be inappropriate, since the cost to registrants, which must ultimately be borne by their shareholders, would be likely to outweigh the resulting benefits to most investors." The proposal contains no limits on either length or number of stockholder statements that would have to be included. Moreover, without the provisions of Rule 14a-8 to rely on, the Corporation, and perhaps ultimately the Commission or its staff, would be forced to decide what constituted "equal space, coverage and treatment," an ambiguous and difficult decision at best and one for which no regulatory guidance or precedents exist. Even if an effective procedure could be devised for implementing the proposal, such procedure would {*14} impose excessive costs and add to the length and complexity of the proxy materials, in derogation both of Rule 14a-8 and Rule 14a-5. The failure of the Proposal and supporting statement to disclose these additional costs constitutes further grounds for omission under Rule 14a-8(c)(3). The SEC on numerous occasions has permitted issuers to omit as "false or misleading" in violation of Rule 14a-9, proposals that failed to disclose such costs. See, e.g., NLT Corporation, SEC No-Action Letter (February 16, 1982); Occidental Petroleum Corporation (Tewksbury), SEC No-Action Letter (March 18, 1981); and Penn Central Corporation, SEC No-Action Letter (March 18, 1981).

3. The Proposal Is Contrary to Rule 14a-9, Which Prohibits False or Misleading Statements. Both the proposal and the supporting statement are false and misleading to such a degree that they should be excluded as contrary to Rule 14a-9. The misleading nature of the proposal and supporting statement is so pervasive that they may be entirely excluded. In particular, we note that the following statements are patently false or misleading:

(a) The proposal fails to state, nor does the supporting statement make {*15} clear, that the adoption of such a policy by the Corporation would not be in accordance with the federal proxy rules: in fact, the final clause of the proposal suggests the opposite, saying that the proposal will be "subject to such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors." This assertion will mislead stockholders into believing (i) that the language or concept of the proposal meets with the approval of the SEC and (ii) that the SEC will fill the gap in the proxy rules created by the proposal with regulations and oversee the Corporation's compliance should the proposal be implemented. In fact, as noted above, the Commission's proxy rules make no provision for procedures such as those that the proposal would mandate and are in fact inconsistent with such proposed procedures.

(b) The first paragraph of the supporting statement states that the Corporation should implement the proposal "voluntarily," suggesting to stockholders that the "proposed national legislation" will definitely be enacted into law and the Corporation will be required to implement it at some future date. It is, {*16} in fact, quite possible, indeed likely, that the bill containing such provisions will never be enacted or, if enacted, will not be in the form now proposed. For the same reason, it is also misleading to urge that the proposal be adopted as a matter of "good citizenship," which implies a patriotic duty to vote for the proposal.

(c) In the second paragraph of the Supporting Statement, the statements that stockholders do not enjoy freedom of choice in how they exercise their vote and that the procedures governing stockholder votes are proclaimed by dictators are false. Voting is conducted in accordance with the securities laws, rules and regulations, which provide for stockholders to make nominations and freely to vote their shares. All three sentences in the second paragraph contribute to this false assertion.

(d) All sentences in the third paragraph of the supporting statement are misleading or false. Contrary to the assertion of the first sentence, stockholders clearly have a choice in electing the Corporation's directors. The proxy rules, including Rules 14a-8 and 14a-11, and the bylaws of the Corporation, provide means whereby stockholders may make proposals and solicit {*17} votes for their own candidates. The assertion that to do so is "prohibitive" misleads stockholders into believing that such solicitation cannot be effected. In fact, while the process necessarily involves cost, stockholder solicitations clearly can be and have been successfully made. As stockholders do have a choice in electing the Corporation's directors and do have the right to solicit adoption of proposals of their own without space limitations, and can also use the Company's proxy materials subject to reasonable space requirements, the statements concerning "Soviet-style democracy" and resulting alleged management inefficiency are both misleading and false, as well as extremely offensive.

(e) The fourth paragraph, likewise, is comprised almost completely of false or misleading statements. Though vague, the language of the paragraph seems to imply that it takes either a takeover or action in accordance with the proposal at issue to make management "accountable." This is clearly false. Management is not only accountable in the variety of ways provided by law -- in accordance with its fiduciary duties to the corporation and its stockholders under state law, through the disclosure {*18} mandated by the federal securities laws, through the election process and under provisions of its certificate of incorporation and bylaws -- but also in the execution of the daily business of the Corporation as mandated by the responsibilities of its various offices. The proponent offers no basis for the statement that "[i]t was necessary in some companies that management be changed." The statement that equal access to the proxy mechanism is a "peaceful" means for making management more accountable and thereby more productive is conclusory and misleading: proxy contests are no more "peaceful" than any other competition for control.

(f) The fifth paragraph is false and misleading. Voting for the proposal has no relationship to "American-style democracy." The implication that, in the absence of a yes-vote, something other (and worse) than American-style democracy will flourish at the Corporation is likewise false.

4. General Comments.

It is significant that the proposal calls for the Corporation to adopt the language of "proposed national legislation," for, in essence, the proposal asks that the Corporation ignore the current proxy structure -- the 1934 Act and the {*19} proxy rules adopted thereunder. For over 45 years, the SEC has followed the mandate of Congress in developing a comprehensive structure of proxy rules and stockholder communications. The structure is constantly evolving: however, any changes therein must be effected either through legislation or by the SEC's rulemaking process, and not by unilateral action on the part of any corporation. Moreover, the fact that Congress may have considered bills similar, in certain respects, to the proposal does not change in any way the requirement that both the Corporation and its stockholders must comply with the present proxy structure. This is analogous to other areas of securities law, such as tender offers, where companies must still fully comply with all provisions of the Williams Act and rules thereunder even though bills are pending in Congress that may effect drastic changes. Indeed, the fact that new legislation has been considered may reflect concern that, absent statutory revision, the proposal could not be undertaken with the present proxy rules.

Finally, it is important to note that several years ago, the SEC considered, and explicitly rejected, the possibility of permitting {*20} issuers and their stockholders to adopt proxy access proposals similar to that proposed. Proposed Amendments to Rule 14a-8, Exchange Act Release No. 19,135, **47 Fed. Reg. 227,420** (Oct. 14, 1982); Amendments to Rule 14a-8 (Final Rule), Exchange Act Release No. 20,091 [1983-84 Transfer Binder] **Fed. Sec. L. Rep. (CCH) 83,417** (Aug. 16, 1983). For the reasons enumerated above, the proposal should be omitted as contrary to the federal proxy rules.

5. Applicable Precedents.

The Commission staff has previously given no-action advice as to the exclusion of substantially similar proposals. In 1980, for instance, a stockholder of Detroit Edison Co. proposed that management and stockholder arguments for or against a stockholder resolution should receive equal space in the company's proxy materials, and that enclosures in any mailings to stockholders of information addressing one side of an issue contested at a previous annual meeting must be balanced by enclosures of information from the other side. Detroit Edison Co., SEC No-Action Letter (February 12, 1980). In his letter rebutting management's request that the statement be omitted, the proponent stated: "My intent in presenting {*21} this proposal is merely to ask for a company policy that will go beyond S.E.C. rules to provide a more balanced forum for shareholders proposals." [Emphasis added.]

Detroit Edison argued that the first part of the proposal was excludable under Rule 14a-8(c)(3) because it was contrary to the proxy rules and that the second part of the proposal was excludable as relating to ordinary business under Rule 14a-8(c)(7), because it required correspondence with stockholders beyond the requirements of the 1934 Act. In its response, the staff concurred in the company's opinion that the second part of the proposal was excludable under Rule 14a-8(c)(7) because it would impede the company's normal flow of communications to its stockholders. Furthermore, the staff found that the whole proposal was excludable, because the objectionable material was "such an integral part of the proposal and supporting statement." Significantly, the staff noted: "In considering our enforcement alternatives, we have not found it necessary to reach the alternative bases for omission upon which you rely, although we believe there may be some support for some of those reasons as well." [Emphasis added.] {*22} We believe that the most persuasive of those alternative bases cited by Detroit Edison (which also included the bases presented in Rule 14a-8(c)(1), (2) and (5)) was Rule 14a-8(c)(3), that the material was contrary to the proxy rules.

II. GROUNDS FOR OMISSION UNDER RULE 14a-8(c)(8)

In the past, the staff has permitted proposals and supporting statements relating to elections to be omitted under Rule 14a-8(c)(8). See, e.g., Harper & Row Publishers, Inc., SEC No-Action Letter (May 9, 1985). While these proposals often named or were directed at particular directors, the staff, in some cases, acquiesced in the omission of more broadly worded proposals for the reason that their essential thrust was related to an election to office. See, e.g., Tylan Corporation, SEC No-Action Letter (September 25, 1987). On its face, the Wulff proposal calls for inclusion of stockholder proposals on any subject. However, the proposal emphasizes the fact that its essential impetus is toward the Corporation's elections by calling for the inclusion of "descriptions and statements" of or with respect to any "candidates for election as directors" [emphasis added] and by explicitly juxtaposing {*23} this material with other information regarding "the candidates nominated by . . . Unocal." [Emphasis added.] Tellingly, the entire supporting statement focuses on this specific provision of the proposal regarding elections and candidates for office. Clearly, the essential purpose and result of the proposal is to permit the conduct of election campaigns and contests in the pages of the Corporation's proxy statement.

Moreover, the proposal is constructed and intended to effect the current election of directors to office. The supporting statement speaks exclusively in terms of elections and political accountability, the nomination of alternate candidates, and necessary changes to management, even at the cost of a takeover. The Corporation's management are called "inefficient" and alluded to as "dictators," ruling by "Soviet-style democracy." As such, the entire proposal represents electioneering of the most obvious type by the proponent and may be omitted under Rule 14a-8(c)(8). See Tylan Corporation, SEC No-Action Letter (September 25, 1987). The Commission, in Proposals by Security Holders; Notice of Proposed Amendments to Rule, Exchange Act Release No. 12,598, {*24} **41 Fed. Reg. 29,982** (July 20, 1976), stated that "the principal purpose of [Rule 14a-8(c)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." For this reason, Rule 14a-8 itself provides grounds for omitting proposals which relate to an election to office (Rule 14a-8(c)(8)).

III. GROUNDS FOR OMISSION UNDER RULE 14a-8(c)(7)

Rule 14a-8(c)(7) permits the exclusion of proposals which relate to the ordinary business of the Corporation. In order to include stockholder proposals in its proxy materials as required by the proposed policy, the Corporation would be obliged to notify certain stockholders of the issues which it intended to present and to give such notice in advance not only of the mailing of its proxy materials to stockholders, but prior even to the submission of its preliminary materials to the SEC. Good faith execution of such a policy would be likely also to require further correspondence with such stockholders as to what might constitute equal space, coverage and treatment {*25} once such proposals were submitted. In the case of the Detroit Edison no-action letter cited above, the staff supported Detroit Edison's contention that equal access proposals which required additional correspondent above the requirements of the 1934 Act were excludable on the grounds that they related to the ordinary business of the issuer. "In our view," the staff said, "a proposal that requires management, prior to the mailing of certain correspondence to its shareholders, to take specific action relating to the content of such correspondence involves a matter dealing with the ordinary business operations of the Company." Detroit Edison Co., SEC No-Action Letter (February 12, 1980). The staff directed its comments specifically to the second part of the Detroit Edison stockholder proposal, which required that any company mailings to stockholders addressing one side of an issue contested at a previous annual meeting and qualified for presentation at an upcoming meeting be balanced by enclosures of the proponent of the resolution or a representative appointed by him. However, the staff also found such second part integrally linked to the first part of the proposal, which stated {*26} that "Management and shareholder arguments for or against a shareholder resolution should receive equal space in the proxy materials." Id. The current proposal would impose no less onerous mailing requirements on the Corporation than those involved in the Detroit Edison proposal.

In addition, such communications in the context of proxy preparation could themselves constitute solicitations under the proxy rules and require multiple filings by the Corporation, an impossible administrative burden for both the Corporation and the Commission staff.

Moreover, many actions which management might present to the stockholders for approval, such as revisions and amendments to employee benefit plans, would come under the proposed policy's mandate of equal access to stockholders. The SEC has concluded that proposals regarding such issues are excludable from proxy statements pursuant to Rule 14a-8(c)(7) as related to the conduct of the issuer's ordinary business operations. See, e.g., SEC No-Action Letters to Lorimar Telepictures Corp. (July 7, 1987), International Business Machines Corp. (February 19, 1987), and E. I. DuPont de Nemours & Co., Inc. (December 19, 1985). For all {*27} of the above reasons, we submit that the proposal is excludable under Rule 14a-8(c)(7).

IV. GROUNDS FOR OMISSION UNDER RULE 14a-8(c)(6)

Rule 14a-8(c)(6) permits the exclusion of proposals which are beyond a registrant's power to effectuate. The staff has, on these grounds, permitted the omission of proposals which would require extremes of administrative effort without any assurance of successful implementation. For example, a stockholder of Zurn Industries, Inc., proposed that any stockholder of record at the close of business on the last business day preceding the mailing date of the proxy statement for any future meeting of the stockholders be entitled to vote at the meeting. See Zurn Industries, Inc., SEC No-Action Letter (March 30, 1982). In its response, the staff agreed that there appeared to be a basis for Zurn Industries' view that the proposal could be omitted from its proxy material under Rule 14a-8(c)(6), because it would be impossible to close the books on stockholder trading, identify stockholders of record, imprint the names and addresses on proxy cards and mailing material, collate these materials and post them, all within a single day. Id.

The {*28} Wulff proposal presents difficulties of equal magnitude. The policy it would establish sets no limits to the number of stockholders who may submit proposals, as such stockholders may be either individuals or groups with an aggregate holding of $ 1 million in share value. Therefore, in order to include proposals of such individuals or groups in its proxy materials as required by the proposed policy, the Corporation would be obliged to notify all stockholders of the issues which it intended to present, in advance not only of mailing the proxy materials to stockholders, but prior to the submission of its preliminary materials to the SEC. Moreover, as the proposal mandates inclusion of materials not only in response to management's proposals, but in response to other stockholder proposals, the proposal requires the Corporation to face a never ending process of secondary or tertiary mailings to stockholders in order to elicit responses to the responses. As noted above, each of these separate mailings could themselves potentially be deemed to be soliciting material with a consequent requirement of filing with the Commission and staff review, before the mailing could be made. The result {*29} would be procedural and regulatory gridlock.

Good faith execution of such a policy would be likely also to require further correspondence with such stockholders as to what might constitute equal space, coverage and treatment once the stockholder proposals were submitted. As the Wulff proposal would, by its terms, supersede the grounds for exclusion of stockholder proposals presented in Rule 14a-8, an additional period of reasoning and negotiation with some stockholders would no doubt be required. Undoubtedly, proponents would expect the Commission staff to referee this process -- and indeed the proposal clearly implies that the Commission will furnish such a service -- but the proxy rules make no provision for any such review, nor is it apparent how a pragmatic system of review could be developed. We submit that, under these conditions, compliance by the Corporation with the filing and distribution deadlines for proxy materials mandated by Rules 14a-3 and 14a-6 would be impossible, and that the proposal should therefore be excluded as beyond the Corporation's power to effectuate.

V. GROUNDS FOR OMISSION UNDER 14a-8(c)(2)

Rule 14a-8(c)(2) permits a registrant to omit {*30} a proposal which would require the registrant to violate a federal or state law. We submit that the proposal would require the Corporation to violate both Federal law, in the form of Section 14(a) of the Securities Exchange Act of 1934, and also Delaware law and consequently may be omitted from the Corporation's proxy materials.

The staff has sometimes imported to its analysis under paragraph (c)(2) the position expressed in the note to paragraph (c)(1) and in Exchange Act Release No. 12,999, supra, that "proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders." However, in Exchange Act Release No. 20,091, supra, which adopted Rule 14a-8 in its current form, the Commission has expressed the view that a stockholder proposal framed as a request could be excluded if an analysis of state law supported that decision and further noted that "whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state {*31} law." As the latter release pointed out, the Commission revised the note to Rule 14a-8(c)(1) "to dispel any mistaken impression that the application of paragraph (c)(1) is based on the form of the proposal." Exchange Act Release No. 20,091, supra. Attached as Exhibit C is an opinion of Delaware counsel opining that the implementation of the proposal would require the Corporation to violate Delaware law.

Even if there were state law significance to the "precatory" distinction, the proposal is in fact mandatory in character, although clothed with a fig leaf of precatory language (the word "recommend" is used once). If the board of directors were to act at all on the "recommendation," as it would feel obliged to do if the proposal were adopted, it is directed by the proposal in the most mandatory terms as to the scope and terms of the proxy materials access process it "shall" adopt. Thus, the proposal is, in reality, a barely disguised attempt to eliminate any director discretion or business judgment as to matters relating to the operations and procedures of the corporation, and, as such, may be excluded.

The Wulff proposal is, in fact, designed to force the board of directors {*32} into a dilemma. If the majority of the Corporation's stockholders were to vote for the "American-style democracy" espoused by the supporting statement, the board would be under considerable suasion to adopt the proposal. However, adoption of the proposal would require that the Corporation operate an expensive, confusing, and perhaps unregulated proxy solicitation process in conflict with the Commission's rules. Hence, a decision by the board to adopt the proposal would clearly cause the Corporation to violate Section 14(a) of the Securities Exchange Act, which provides that it is unlawful to solicit or permit the solicitation of proxies in contravention of such rules. Under Section 14(a), neither a registrant, nor any state regulating a registrant, has the authority to establish a proxy solicitation regime that conflicts with the Commission's rules. By its plain language, as well as by logic, Section 14(a) forbids any such maverick solicitation scheme. For a process such as that proposed by Wulff not to violate Section 14(a) -- assuming for the moment that the proposal would be practicable -- would, as noted above, require substantial revisions to the Commission's rules. Absent {*33} such revisions, which to date have neither been proposed by the Commission nor mandated by the Congress, the board's adoption of the Wulff proposal would subject the Corporation not only to possible Commission enforcement action, but to the exercise of implied private rights of action which the federal courts have found to exist under Section 14(a). See **TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976); Mills v. Electric AutoLite Co., 396 U.S. 375 (1970); Rauchman v. Mobil, 739 F.2d 205 (6th Cir. 1984).**

The board's dilemma continues with respect to state law. Section 141(a) of the Delaware General Corporation Law vests in the board of directors the authority and the responsibility to manage the business of a Delaware corporation. This responsibility has been interpreted as imposing on the board a fiduciary duty to act in the best interests of the corporation's stockholders. **Lofland v. Cahall, 13 Del. Ch. 384, 118 A. 1 (1922); Finch v. Warrior Cement Corp., 16 Del. Ch. 44, 141 A. 54 (1928); Lipkin v. Jacoby, 202 A.2d 572 (Del. Ch. 1964).** One aspect of this fiduciary duty involves the duty to exercise sufficient supervision over the business {*34} of the Corporation to insure that it is not exposed to liability for violations of State or Federal law. **Graham v. Allis-Chalmers Manufacturing Co., 188 A.2d 125 (Del. 1963).** As a matter of Delaware law, a board of directors cannot abdicate such fiduciary responsibilities. See, e.g., **University Computing Co. v. Lykes-Youngstown Corp., 504 F.2d 518, 531 (5th Cir. 1974); SEC v. Insurance Securities, Inc., 254 F.2d 642, 650** (9th Cir.), cert. denied, **358 U.S. 823 (1958); Lehrman v. Cohen, 43 Del. Ch. 222, 222 A.2d 800, 808 (Del. Supr. 1966).** The business judgment rule does not protect directors who fail to make a decision committed to their discretion. **Aronson v. Lewis, 473 A.2d 805, 813 (Del. Supr. 1984).**

Thus, if the board implements the policy called for in the proposal, it will be required either to abdicate its duty to manage the affairs of the corporation with due care, or to violate the policy so consistently that the policy would be a sham.

Finally, by permitting holders of shares valued at $

1 million or more to have special access to the Corporation's proxy materials, the policy called for by the proposal would also violate the general principle {*35} of Delaware law that there be no discrimination among holders of shares of the same class or series of stock of Delaware corporations. Absent express authorization in the corporation's certificate of incorporation or other circumstances warranting such discrimination, Delaware courts have not permitted corporations to discriminate as to the voting or other rights of stockholders within the same class or series. **Baker v. Providence and Worcester Co., 364 A.2d 838** (Del. Ch.) rev'd on the grounds **378 A.2d 121 (Del. 1977)**; see also **Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 957 (Del. 1985)**. The Corporation recognizes that Rule 14a-8 contains eligibility requirements permitting only stockholders owning at least one percent or $ 1,000 in market value of voting securities to include proposals in a corporation's materials. However, the Wulff proposal is not consistent with the de minimis rationale of these Rule 14a-8(a) eligibility requirements any more than it falls within the narrow exceptions permitted under state law, and, in any event, the de minimis requirement is a federally adopted rule which, by the terms of Section 14(a), supersedes state law provisions. {*36} No such federal determination supports a policy of giving only certain large stockholders special access to the Corporation's proxy materials, as the proposal would require. Thus, the proposal would constitute unlawful discrimination under state law -- and, not incidentally, would be quite indefensible, as it would discriminate in favor of a group who patently have the resources, if they wish to do so, to make their own proxy solicitation.

In conclusion, on behalf of our client, Unocal Corporation, for all of the reasons listed above, we ask that you advise the Corporation that you will not recommend any action to the Securities and Exchange Commission (the "Commission") if the proposal is omitted.

Respectfully submitted,
John F. Olson
GIBSON, DUNN & CRUTCHER
LAWYERS
1050 CONNECTICUT AVENUE, N.W.
WASHINGTON, D.C. 20036
(202) 955-8500
December 23, 1987
OUR FILE NUMBER 93014-00377

Unocal Corporation
1201 West 5th Street
P.O. Box 7600
Los Angeles, California 90051

Ladies and Gentlemen:

You have requested our opinion whether a stockholder proposal and statement in support thereof (collectively the "Proposal") submitted by Louise B. Wulff for inclusion in the proxy materials {*37} of Unocal Corporation (the "Corporation") for its 1988 Annual Meeting of Stockholders may be omitted from the Corporation's proxy statement and form of proxy for such meeting pursuant to paragraphs (c)(3), (c)(8), (c)(7), (c)(6) and (c)(2) of Rule 14a-8 under the Securities Exchange Act of 1934.

For the reasons we have stated in our letter on your behalf to the Office of Chief Counsel, Division of Corporation Finance, Securities and Exchange Commission, of even date herewith (the "Letter"), it is our opinion that the Proposal may be omitted because: The Proposal is contrary to the Federal proxy rules and therefore excludable under paragraph (c)(3) of Rule 14a-8; the Proposal relates to an election and therefore is excludable under paragraph (c)(8) of Rule 14a-8; the Proposal concerns the ordinary business of the corporation and therefore is excludable under paragraph (c)(7) of Rule 14a-8; the Proposal would be impossible for the Corporation to effectuate and therefore is excludable under paragraph (c)(6) of Rule 14a-8; the Proposal would cause the Corporation to violate Section 14(a) of the Securities Exchange Act of 1934, which requires that no solicitation be made or permitted {*38} in contravention of the federal proxy rules, and therefore is excludable under paragraph (c)(2) of Rule 14a-8.

Relying on the opinion of Morris, Nichols, Arsht & Tunnell attached to the Letter as Exhibit C, we are further of the opinion that the Proposal may be omitted from the Corporation's proxy materials pursuant to paragraph (c)(2) of Rule 14a-8 because it would require the Corporation to violate Delaware law.

Very truly yours,
GIBSON, DUNN & CRUTCHER
MORRIS, NICHOLS, ARSHT & TUNNELL
1105 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347
TELEPHONE (302) 658-9200
December 23, 1987

Unocal Corporation
1201 West 5th Street
P.O. Box 7600
Los Angeles, CA 90051

Gibson, Dunn & Crutcher
1050 Connecticut Avenue, N.W.
Washington, DC 20036

Ladies and Gentlemen:

You have requested our opinion whether a stockholder proposal (the "Proposal") submitted to Unocal Corporation (the "Company") by Ms. Louise B. Wulff may be omitted from the Company's proxy statement and form of proxy for its 1988 Annual Stockholders' Meeting pursuant to paragraph (c)(2) of Rule 14a-8 under the Securities Exchange Act of 1934, because the Proposal, if adopted, would require the Company to {*39} violate Delaware law. The Proposal and supporting statement accompanying it read as follows:

RESOLVED, that the owners of Unocal recommend that the board of directors adopt and implement the following policy: There shall be included in any proxy statement with respect to any issue presented for decision by the shareholders of Unocal, sent by Unocal to its shareholders, descriptions and other statements of or with respect to that issue (including descriptions and statements of or with respect to any candidates for election as directors) that are submitted by a person or group of persons, if such person or group is the beneficial owner of voting equity securities of Unocal representing not less than $ 1,000,000 in market value. Such descriptions and other statements shall receive equal space, coverage, and treatment as is received by the positions on such issues of (or the candidates nominated by) the board of directors or management of Unocal, and shall be subject to such rules and regulations as the Securities and Exchange Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

SUPPORTING STATEMENT

Much of the wording {*40} above was taken from proposed national legislation to strengthen the Securities Exchange Act of 1934. Since the idea may take time to become law, Unocal can demonstrate its good citizenship by implementing the concept voluntarily.

What better time than in a presidential election year to contrast our political system with our corporate system. We take great pride in and we all have benefitted from free elections in our democratic political society. There are no free elections in corporate America. Yet there should be because only through free elections can we protect ourselves from dictatorships.

Can you remember when there ever was a choice in electing the directors of Unocal? Unlike resolutions, management's proxy statement need only carry management's nominations for the board. The cost is prohibitive to a shareholder who wants to name an alternate candidate. Accordingly Unocal and most American corporations are ruled by Soviet-style democracy. And we all pay the price in inefficient management.

Meanwhile there has been a great uproar over the takeover trend. Instead of attacking the takeovers let us look at the underlying forces. It was necessary in some companies {*41} that management be changed. Takeovers accomplished that but at high costs. Equal access to the proxy mechanism is a peaceful means for making management more accountable and thereby more productive.

Bring American-style democracy to Unocal! Vote FOR Equal Proxy Access!

In connection with your request for our opinion, you have provided to us, and we have reviewed, a copy of the Proposal and a copy of the opinion of Gibson, Dunn & Crutcher, counsel to the Company, dated December 23, 1987, to the Securities and Exchange Commission with respect to the Proposal (the "Gibson, Dunn Opinion"). In rendering our opinion, we have, with your consent, relied upon the conclusions concerning federal securities law (other than those relating to Rule 14a-8(c)(2) contained in the Gibson, Dunn opinion.

Based upon and subject to the foregoing, it is our opinion that the Proposal may be omitted from the Company's proxy materials pursuant to paragraph (c)(2) of Rule 14a-8, because implementation of the policy contemplated by the Proposal would require the Company to violate Delaware law. The reasons for our opinion are expressed below.

The power and duty to manage the business of a Delaware {*42} corporation is vested in its board of directors by Section 141(a) of the Delaware General Corporation Law. In exercising this authority, the board is subject to common law duties of due care and loyalty to the corporation. **Aronson v. Lewis, 473 A.2d 805, 812 (Del. 1984)**; see also **Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985); Smith v. Van Gorkom, 488 A.2d 858 (Del. 1985).** Part of the duty of care owed by the Company's directors is a duty to exercise sufficient supervision over the business of the Company to insure that the Company is not exposed to liability for violations of state or federal law. See **Graham v. Allis-Chalmers Manufacturing Co., 188 A.2d 125 (Del. 1963)** (directors were not individually liable for corporation's antitrust violations because the directors were not negligent in failing to discover secret price fixing by employees). Thus, if the board of directors of the Company adopted the policy contemplated in the Proposal knowing or believing that that policy would cause the Company to violate federal law, the directors would be subject to liability {*43} to the Company and its stockholders for a violation of their duty of care.

Moreover, by agreeing to relinquish its discretionary authority to determine the length and contents of proxy materials, the board may expose itself to additional liability caused by its failure to exercise such discretion. The business judgment rule does not protect a board of directors that fails affirmatively to act to make a decision committed to the board's discretion. **Aronson v. Lewis, supra, 473 A.2d at 813.** Thus, if the board of directors were to implement the Proposal, it would be faced with a Hobson's choice of either violating the policy it had established by exercising control over the form and contents of the Company's proxy materials or breaching its fiduciary duty by abdicating its duty to exercise such control whenever it solicited proxies.

In addition, we believe that if the board of directors were to implement the Proposal it would have to discriminate among holders of the same class or series of stock of the Company in terms of their access to the Company's proxy materials; i.e., persons (or groups of persons) owning less than $ 1,000,000 in equity securities would not have {*44} the same powers, preferences or rights as persons (or groups of persons) with greater ownership. While the Delaware courts have permitted discrimination among holders of shares of the same class or series of stock of Delaware corporations in certain instances, there is a general principle of Delaware law which prohibits such discrimination and it has been permitted only where a corporation's certificate of incorporation expressly authorizes such discrimination or where other circumstances exist which warrant such discrimination. See **Baker v. Providence and Worcester Co., 364 A.2d 838** (Del. Ch.), rev'd on other grounds, **378 A.2d 121 (Del. 1977);** see also **Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 957 (Del. 1985).** In our opinion, circumstances permitting such discrimination are not present here.

For the foregoing reasons, in our opinion, the Proposal may be omitted from the Company's proxy materials pursuant to Rule 14a-8(c)(2).

We understand that Gibson, Dunn & Crutcher wishes to rely upon this opinion for purposes of rendering the Gibson, Dunn Opinion, and we consent to such reliance and to the filing of this opinion with the Securities and Exchange Commission.
{*45}
Very truly yours,
/s/ Morris, Nichols, Arsht & Tunnell
18 Hilltop Road
Short Hills, New Jersey 07078
November 16, 1987

Mr. R. O. Hedley
Secretary
Unocal Corporation
1201 West 5th Street
Los Angeles, California 90017

Dear Mr. Hedley:

By this letter I present my shareholder proposal for action at the 1988 Annual Meeting of Shareholders for inclusion in the Board of Directors Proxy Statement (see enclosed EQUAL ACCESS TO PROXY STATEMENTS). I request that the entire text be included in the proxy statement. The combined proposal and its supporting statement do not exceed the 500-word limit imposed by regulation. I, or my representative, expect to present the resolution at the meeting.

Documentation is enclosed supporting my claim to be a record or beneficial owner of at least $ 1,000 in market value of securities entitled to be voted at the meeting and I have held more than $ 1,000 in market value of such securities for one or more years (see reduced copies of stock certificates).

A copy of this correspondence has been sent simultaneously to the Securities and Exchange Commission.

Thank you for your consideration. I look forward to being with you in the spring.

Sincerely,
{*46} Louise B. Wulff

EQUAL ACCESS TO PROXY STATEMENTS

RESOLVED, that the owners of Unocal recommend that the board of directors adopt and implement the following policy: there shall be included in any proxy statement with respect to any issue presented for decision by the shareholders of Unocal, sent by Unocal to its shareholders, descriptions and other statements of or with respect to that issue (including descriptions and statements of or with respect to any candidates for election as directors) that are submitted by a person or group of persons, if such person or group is the beneficial owner of voting equity securities of Unocal representing not less than $ 1,000,000 in market value. Such descriptions and other statements shall receive equal space, coverage, and treatment as is received by the positions of such issues of (or the candidates nominated by) the board of directors or management of Unocal, and shall be subject to such rules and regulations as the Securities and Exchange Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

SUPPORTING STATEMENT

Much of the wording above was taken from proposed national legislation {*47} to strengthen the Securities Exchange Act of 1934. Since the idea may take time to become law, Unocal can demonstrate its good citizenship by implementing the concept voluntarily.

What better time than in a presidential election year to contrast our political system with our corporate system. We take great pride in and we all have benefitted from free elections in our democratic political society. There are no free elections in corporate America. Yet there should be because only through free elections can we protect ourselves from dictatorships.

Can you remember when there was a choice in electing the directors of Unocal? Unlike resolutions, management's proxy statement need only carry management's nominations for the board. The cost is prohibitive to a shareholder who wants to name an alternate candidate. Accordingly Unocal and most American corporations are ruled by Soviet-style democracy. And we all pay the price in inefficient management.

Meanwhile there has been a great uproar over the takeover trend. Instead of attacking takeovers let us look at the underlying forces. It was necessary in some companies that management be changed. Takeovers accomplished that {*48} but at high costs. Equal access to the proxy mechanism is a peaceful means for making management more accountable and thereby more productive.

Bring American-style democracy to Unocal! Vote FOR Equal Proxy Access!
18 Hilltop Road
Short Hills, New Jersey 07078
December 27, 1987

Ms. Cecilia D. Blye, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Blye:

Unocal management's objections to my proposal "EQUAL ACCESS TO PROXY STATEMENTS" are not convincing in my opinion. I respectfully urge you to reject management's request for your concurrence in Unocal management's intended omission of my proposal. Unocal's reasons are contained in a 16 page letter from the Washington office of the Los Angeles law firm of Gibson, Dunn & Crutcher ("GD") as well as an opinion from the Delaware firm of Morris, Nichols, Arsht & Tunnell ("MN"). I respond to the many thoughtful points raised by GD and MN in general in the next paragraph and then specifically in following paragraphs. Some of my comments are identical to those I make in a letter to you of the same date concerning Mobil.

As a {*49} housewife married to an investment analyst (who is writing most of this letter) I am nearly overwhelmed by the amount of legal talent, paid for by the stockholders, applied to the attempted obliteration of a simple proposal. My first general point is to suggest a change in attitude. Let's try to find the best ways to make my proposal work well rather than try to find the best ways to defeat my proposal entirely. My second general point is that shareholder proposals can only recommend action and are not binding on management. That means there is ample opportunity to incorporate the suggestions implied in the GD and MN comments. Finally the opposition is so one-sided that it appears extremist and not representative of the interests of the owners of Unocal.

I refute specific points by starting at the back of the GD submission and working to the front.

MN opines that my proposal should be omitted because it would require the directors of Unocal to violate Delaware law by discriminating among holders of Unocal stock of the same class. The purported discrimination would arise from my establishing a minimum amount of ownership to qualify for equal access. That point is trivial. {*50} Even GD concedes that too much participation in equal access would cause regulatory gridlock. When it serves other purposes, the Delaware courts have permitted discrimination most notably in Unocal's self-tender, a concept ultimately overturned by the SEC. The suggestion is that Delaware permits discrimination when it favors existing management and prohibits discrimination when it does not favor existing management.

MN opines that the directors of Unocal would violate their duty of care and loyalty to the corporation if they adopted a policy that would cause the Company to violate Federal law. GD set up a straw man for MN to knock down. The conclusion is obvious if MN presupposes the unrealistic condition.

Does my proposal require Unocal to violate Federal law as GD opines? GD's rationale is that my proposal is "in fact mandatory in character". That is partly because I use the word "recommend" only once and I use "shall". If such a subtle distinction is important I am open to making changes in wording. Otherwise I may not know what "precatory" means, but I do know that it does not mean mandatory. GD's rationale stretches credulity.

Arguing that my proposal is beyond {*51} Unocal's

power to effectuate GD raises some practical problems. Of course there cannot be "a never-ending process of secondary and tertiary mailings." There are many details that the Board of Directors might cover in the final resolution which need not be limited by the 500 words for a shareholder proposal. Practical problems raised by GD in its argument that my proposal relates to the ordinary business of Unocal are similar details that thoughtful people ought to be able to foresee and to minimize.

GD seems to cite almost every word of the proposal and its supporting statement as false and misleading in GD's opinion. The suggestion is that the tone of language that presents a viewpoint independent of management is "electioneering" and "extremely offensive". It is ironic that Unocal, through GD, should protest my Soviet analogy and complain about my choice of words. Unocal's CEO is about the most colorful and outspoken in the oil industry. The Unocal CEO has been known to label a person that he doesn't like as a Communist. Nevertheless because I don't pretend to be the most diplomatic or unambiguous wordsmith, I am willing to respond to suggestions.

By labeling my proposal {*52} "extremely offensive" GD would have you believe that each word GD utters and deed its clients commit is done only with the utmost consideration and respect for every point of view. On the contrary, GD acted as a corporate henchman a few years ago when it subpoenaed my husband as a non-principal in a case involving Unocal. Not content to serve the subpoena at my husband's office GD sought us out while we were on vacation. Later during the interrogation co-counsel insisted that my husband reveal the names of his clients who had been critical of GD's sanction. He would not be trapped. As a result of that experience, some of GD's criticism of my proposal appears to me to be transparently self-righteous.

Contentions that the proposal is contrary to Rule 14a-8 are surmountable in my opinion. I am sympathetic that there should be fair limits on matters to be brought to the attention of all shareholders. Unocal's shareholders already are quite restrained in their participation in the proxy process. When attending Unocal's annual meeting in Los Angeles last year on my behalf, my husband was the only non-management shareholder representative to speak out in more than a few sentences. {*53}
Unocal management through GD suggests that my proposed "EQUAL ACCESS TO PROXY STATEMENTS" relates to an election to office. Yet, my proposal does not seek to defeat an existing director or nominee. To assure that my proposal does not appear to be targeted against a specific person, I could add language to the effect that each existing director could be reelected once before the proposal could take effect. Nor is it my intent that stockholders could submit statements in opposition to a management nominee except in the form of an alternative nomination. I would instead compare the subject of my proposal with past proposals allowed at other companies which dealt with the matter of confidential voting. Neither confidential voting nor equal access are required by the SEC. Yet both bring shareholder democracy closer to political democracy, a trend that I believe is beneficial to our general welfare.

Unocal management's objections to my proposal "EQUAL ACCESS TO PROXY STATEMENTS" can be satisfied, in my opinion, by modifications that I suggest. As a result, I respectfully urge you to reject management's request that you not recommend any enforcement action to the SEC if my proposal {*54} is omitted by Unocal management from its 1988 proxy statement. If my resolution were to pass, I am confident that Unocal management could implement it in a fashion that achieves the spirit of equal access without violating SEC regulations or rules of common sense.

Thank you for your support.

Sincerely,
Louise B. Wulff
GIBSON, DUNN & CRUTCHER
LAWYERS
1050 CONNECTICUT AVENUE, N.W.
WASHINGTON, D.C. 20036
(202) 955-8500
February 11, 1988
OUR FILE NUMBER
C 62011-00038
HAND DELIVERY

William E. Morley, Esq.
Chief Counsel
Division of Corporation Finance
Room 3021
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Mobil Corporation; Shareholder Proposal of Louise B. Wulff

Dear Mr. Morley:

With respect to the above-referenced shareholder proposal and our request of December 23, 1987 for no action advice, I enclose at John Olson's request a supplemental opinion of Morris, Nichols, Arsht & Tunnell regarding the excludability of the proposal under rule 14a-8(c)(2). While reiterating each of the other grounds we proposed for excluding Mrs. Wulff's proposal, we want you to have the benefit of this additional clarifying opinion.

We would appreciate {*55} hearing, if possible, when your letter responding to our no-action request is ready, so that we can send a messenger to pick it up. In the meantime, if we may answer any questions or be of assistance in any way, please call me directly.

Sincerely,
Josiah O. Hatch
GIBSON, DUNN & CRUTCHER
LAWYERS
1050 CONNECTICUT AVENUE, N.W.
WASHINGTON, D.C. 20036
(202) 955-8500
February 11, 1988
OUR FILE NUMBER
C62011-00038

Mobil Oil Corporation
150 E. 42nd Street
New York, New York 10017

Ladies and Gentlemen:

For the reasons set forth in the attached opinion of Morris, Nichols, Arsht & Tunnell, it is our opinion that the Proposal referred to therein, if adopted would require an unlawful discrimination among shareholders of the same class contrary to the law of Delaware. For that reason, the Proposal is excludable under Rule 14a-8(c)(2).

Very truly yours,
GIBSON, DUNN & CRUTCHER

PROPOSED AMENDMENTS TO RULE 14a-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934 RELATING TO PROPOSALS BY SECURITY HOLDERS.

(Comment Period Expires September 7, 1976)

SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. **12598**

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. 19602

INVESTMENT COMPANY ACT OF 1940
Release No. 9343
File No. 643

1976 SEC LEXIS 1290

July 7, 1976

TEXT: [*1]

The Commission today invited public comment on proposed amendment to Rule 14a-8 under Section 14(a) of the Securities Exchange Act of 1934 ("Exchange Act"). n1 Rule 14a-8 is the provision in the Commission proxy rules which sets forth the requirements applicable to proposals submitted by security holders for inclusion in the proxy soliciting materials of issuers. The proxy rules are promulgated under the Exchange Act but also are applicable to the solicitation of proxies under the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940.

n1 The Commission also has issued on this day a release discussing the informal procedures applicable to the rendering of staff advice with respect to shareholder proposals. See Securities Exchange Act Release No. 12599.

The amendments are being proposed because of the Commission's belief that they will assist both issuers and their security holders in understanding Rule 14a-8 and complying with its requirements. The proposed amendments, which among other things would clarify the requirements applicable to both proponents of shareholder proposals and managements, are discussed below in the order in which they appear [*2] in the rule.

Procedural Requirements for Proponents - Rule 14a-8(a)

Paragraph (a) of the existing rule is concerned primarily with the procedural requirements that must be satisfied by proponents. In its amended form, the paragraph would contain four subparagraphs, each dealing with a specific procedural requirements, as discussed below.

(1) Eligiblity. Under the existing rule a proponent must be a "security

holder entitled to vote at a meeting of security holders" in order to be eligible to have his proposal included in the issuer's proxy materials. This basic standard of eligibility would be retained in subparagraph (a)(1) of the amended rule. Provisions would be added, however, to make clear three interpretations of the existing rule which heretofore have not been specifically stated therein:

(a) A proposal may be submitted not only by a record owner of a security of the issuer, but also by a beneficial owner as well. n2 However, if a proponent claims to have a beneficial ownership interest, he must be prepared to document that interest within 10 business days after receiving a request for appropriate documentation from the management.

(b) The security owned by the proponent [*3] must be one which would enable him to vote on his proposal at the meeting of security holders. Thus, under this provision a proponent could not submit a proposal that goes beyond the scope of his voting rights. For example, a proponent who owned a security that could be voted on the election of some of the issuer's directors but on no other matters, could not submit a proposal relating to the issuer's business activities, since he would not be able to vote on it personally.

(c) A proponent must own a voting security at the time he submits a proposal, and he must continue to own that security through the date on which the meeting is held. In this regard, the amended rule also would provide that in the event the management included a proponent's proposal in its proxy materials for a particular meeting and the proponent failed to comply with the requirement that he continuously own his security through the meeting date, the management could then exclude from its proxy materials for any meeting held in the following two calendar years any proposals submitted by that proponent. The purpose of this latter provision is to assure that the proponent will maintain an investment interest [*4] in the issuer through the meeting date.

n2 The term "beneficial owner", when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose under the federal securities laws, such as reporting pursuant to the Williams Act. See, for example, proposed Rule 13d-3 of Regulation 13D. Securities Exchange Act Release No. 11616 (August 25, 1975).

(2) Notice. The existing rule states that the proponent must accompany his proposal with "notice of his intention to present the proposal for action at the meeting." The Commission believes the notice requirement serves a useful purpose in that it provides some degree of assurance that the proponent's proposal will indeed be presented for action at the meeting. Accordingly, the Commission proposes to retain the notice requirement in substantially the same form in which it now exists.

Notwithstanding the above, the Commission recognizes that many proponents are unaware of the notice requirement when they submit their propsals and consequently do not comply with it at that time. As a result, the Commission proposes in subparagraph (a)(2) [*5] of the rule to permit a proponent who is unaware of the notice requirement at the time of submission to furnish the requisite notice within a reasonable time after being made aware of the requirement by the management.

Subparagraph (a)(2) also would make clear that a proponent who furnishes the requisite notice in good faith but subsequently determines that he will be unable to appear at the meeting, may arrange to have another security holder of the issuer present his proposal on his behalf at the meeting. This proposed revision is in accord with existing practice and is intended, again, to provide some assurance that a proponent's proposal will indeed be presented for action at the meeting.

Finally, the Commission proposes to add a sentence at the end of subparagraph (a)(2) which will have essentially the same effect as subparagraph (c)(3) of the existing rule. That is, the proposed sentence provides that in the event the proponent or his proxy fails without good cause to present his proposal at the meeting, the management need not include any proposals submitted by the proponent in its proxy materials for any meeting held in the following two calendar years. This provision [*6] is in keeping with the overall purpose of the notice requirement, which is to avoid putting the issuer and its security holders to considerable expense for no valid purpose.

(3) Timeliness. Under the existing rule, a proposal to be presented at an annual meeting must be received by the management no later than 70 days in advance of the anniversary of the mailing date for the previous year's proxy materials. Proposals submitted for other meetings must be received a reasonable time in advance of the mailing date. The Commission proposes to extent the timeliness deadline for annual meetings from 70 to 90 days and to leave unchanged the requirement for other meetings. The 20-day advance in the deadline for annual meetings is being proposed in conjunction with a similar 20-day advance in the deadline date under paragraph (d) of the rule for the filing by managements of the reasons why they believe specific proposals may properly be excluded from their proxy materials. Currently, paragraph (d) requires that the management file such reasons, as well as any related materials, at lease 30 days prior to the filing of its preliminary proxy materials, unless the Commission permits them to [*7] be filed within a shorter period.

The two changes are being proposed because of the Commission's belief that they would benefit both managements and proponents. With respect to managements, the Commission believes that advancing the filing requirement under paragraph (d) from 30 to 50 days largely would eliminate the disruptions in the printing schedules for their proxy materials that occasionally have resulted under the existing 30-day filing requirement. Such disruptions generally have occurred when the staff of the Commission was unable, due to its workload, to express within the 30-day period its informal enforcement views on the management's reasons for omitting a proposal. Although there is no requirement that managements adhere to the staff's comments, the Commission is aware that most managements are interested in those comments and will delay their printing schedules, if necessary, in order to consider them. Based on past experience, the Commission believes the additional 20 days proposed above would eliminate almost all such delays.

Insofar as proponents are concerned, the Commission is aware that advancing the deadline for submitting proposals from 70 to 90 days may [*8] be inconvenient to some. However, it believes that the inconvenience will be minimal, and is outweighted by the fact that the new timeliness deadlines would provide an additional 20 days for proponents to explore all possible alternatives in connection with a management's intention to omit their proposals. One of these alternatives is to institute an action in a U.S. District Court to compel the management to include the proposals in the issuer's proxy materials, and the change in the timeliness deadlines will provide an additional 20 days to prepare for, and institute such a suit.

The Commission also proposes to make certain minor revisions to the Note in the existing rule which suggests that proponents submit their proposals by Certified Mail - Return Receipt Requested. Although the proposed revisions would clarify the Note, they would not alter its substance.

(4) Number and Length of Proposals. The existing rule does not contain any limitation on either the number of proposals which a proponent may submit to an issuer or the length of such proposals. The Commission, however, has noted that in recent years several proponents have exceeded the bounds of reasonableness either [*9] by submitting excessive numbers of proposals to issuers (one proponent submitted 21 proposals to an issuer, and many have submitted 10 or more) or by submitting proposals that are extreme in their length (there have been two occasions in which proposals exceeding 3,000 words in length have been submitted). The Commission is concerned about such practices not only because they appear to be an unreasonable exercise of the right to submit proposals, but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents. In light of these concerns, the Commission proposes to add a new subparagraph (a)(4) to the rule which limit a proponent to a maximum of two proposals of not more than 300 words each to an issuer.

The Commission believes that the above limitations are reasonable and would serve the interests of security holders. Moreover, it appears that they would not adversely affect the vast majority of proponents. In arriving at this view, the Commission has examined data compiled on those proposals during the past three fiscal years that were objected to by managements pursuant to paragraph (d) of [*10] Rule 14a-8. This data indicates that approximately 83% of the time, a proponent submitted no more than two proposals to an issuer. The data also indicates that approximately 86% of the proposals at issue were 300 words or less in length. In light of this information, as well as the concerns expressed above, the Commission believes the limitations proposed in subparagraph (a)(4) would constitute reasonable and appropriate restraints on the right to submit proposals.

Subparagraph (a)(4) also would provide that in those instances in which a proponent fails to comply with either of the above requirements or with the 200-word limit on statements in support of a proposal, the management shall so notify the proponent and provide him with a reasonable time to reduce the items submitted by him to the limits set forth in the rule. The provision is being proposed in the interest of fairness because the Commission recognizes that many proponents, due to lack of awareness of the proposed limitations, may inadvertently exceed them at the time they submit their proposals.

Supporting Statements for Proposals - Rule 14a-8(b)

Paragraph (b) of the current rule deals with statements that may be [*11] submitted by proponents in support of their proposals. The Commission proposes to make only two changes in that paragraph, neither of which is substantive in nature.

The first change is the deletion of the following sentence now contained in the existing paragraph:

Any statements in the text of a proposal, such as a preamble or "whereas" clauses, which are in effect arguments in support of the proposal, shall be deemed part of the supporting statement and subject to the 200-word limitation thereon.

The above sentence was intended to curtail the tendency of proponents to evade the 200-word limitation on supporting statements by submitting lengthy proposals which contained supporting argumentation within the text of the proposals themselves. However, since the Commission now proposes to place a limit on the length of proposals that would encompass any introductory preambles or "whereas" clauses, there no longer seems to be any need to police the length of supporting statements in the manner envisioned by the above sentence.

The second change relates to the last two sentences of the current paragraph. These sentences, which provide that the proponent shall furnish his supporting [*12] statement to the management at the time the proposal is furnished, and that neither the management nor the issuer shall be responsible for such statement, often are overlooked by the proponents.

Accordingly, in order to highlight them, they have been combined into a single sentence and repositioned in the paragraph.

Substantive Bases for Omission of Proposals - Rule 14a-8(c)

Paragraph (c) of the current rule sets forth various grounds for excluding a proposal from an issuer's proxy materials. Most of these grounds for omission are substantive in nature and have been retained in some form in the revised paragraph. In addition, the Commission proposes to include in the paragraph several other bases for omitting proposals. Many of these additional grounds for omission, however, are not new, since they reasonably may have been implied from the existing rule.

In its amended form, paragraph (c) would contain 13 separate grounds for omitting a proposal. Each of these grounds is discussed below in the order in which it appears in the revised paragraph.

(1) State Law. Subparagraph (c)(1) of the current rule presently allows the management to omit a proposal "If the proposal as submitted [*13] is, under the laws of the issuer's domicile, not a proper subject for action by security holders." This provision is based on the theory that no purpose is served by including in an issuer's proxy materials proposals which the issuer's security holders cannot properly act upon.

Although the Commission intends to retain subparagraph (c)(1) in essentially its present form, it proposes to omit therefrom the words "as submitted." The deletion of these two words will make clear the Commission's belief that a proponent is not bound by the original text of this proposal under this provision, but may revise the proposal in those instances in which a non-substantive change (such as a change in form) will bring it into compliance with the applicable state law.

The change proposed above is in accord with the longstanding interpretative view of the Commission and its staff under subparagraph (c)(1). In this regard, it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon, but instead provide only that "the business and affairs of every corporation organized under this law [*14] shall be managed by its board of directors," or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would no appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders.

In recognition of the foregoing, the Commission proposes to add a Note to subparagraph (c)(1) of the rule alerting proponents to the fact that the propriety of their proposals under the applicable state law may depend upon the form in which the proposal appears. Thus, the Note states that "A proposal that may be improper under the applicable state law when framed as a mandate or directive, may be proper [*15] when framed as a recommendation or request." By so alerting proponents, the Commission believes there no longer will be a need to refer to the form of proposals in any other provision of Rule 14a-8. Accordingly, all such references, including those contained in subparagraphs (c)(2)(ii) and (c)(5) of the present rule, have been omitted from the revised rule.

(2) Federal Law. The Commission proposes to formalize in paragraph (c)(2) of the revised rule a view that its staff has expressed informally on numerous occasions in the past. That is, a proposal by a security holder that would, if implemented, be violative of a federal law of the United States may properly be excluded from an issuer's proxy materials. Although this restriction on proposals reasonably may be implied from subparagraph (c)(1) of the present rule, since both federal and state law are applicable in an issuer's domicile, the Commission proposes to remove all doubt in this area by promulgating a separate exclusionary provision for proposals that violate U.S. laws.

(3) Proxy Rules and Regulations. The Commission is aware that on many occasions in the past proponents have submitted proposals and/or supporting statements [*16] that contravene one or more of its proxy rules and regulations. Most often, this situation has occurred when proponents have submitted items that contain false or misleading statements. Statements of that nature are prohibited from inclusion in proxy soliciting materials by Rule 14a-9 of the proxy rules. Other rules that occasionally have been violated are Rule 14a-4 concerning the form of an issuer's proxy card, and Rule 14a-11 relating to contests for the election of directors.

In light of the foregoing, the Commission proposes to add a new subparagraph (c)(3) to Rule 14a-8 expressly providing that a proposal or supporting statement may not be contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. This provision, if adopted, would simply formalize a ground for omission that the Commission believes is inherent in the existing rule.

(4) Personal Claim or Grievance. Subparagraph (c)(2)(i) of the current rule allows a proposal to be excluded from an issuer's proxy materials if it "relates to the enforcement of a personal claim or the redress of a personal grievance against the issuer, its management, or any other person." Because the Commission [*17] does not believe an issuer's proxy materials are a proper forum for airing personal claims or grievances, it intends to retain this provision in its present form in subparagraph (c)(4) of the revised rule.

(5) Insignificant Matters. Subparagraph (c)(2)(ii) of the existing rule permits an issuer to omit a proposal if it "consists of a recommendation, request or mandate that action be taken with respect to any matter, including a general economic, political, racial, religious, social or similar cause, that is not significantly related to the business of the issuer . . ." The Commission proposes to retain the substance of this provision in subparagraph (c)(5) of the revised rule. However, the reference in the existing rule to the form in which proposals appear and the illustrative reference to various general causes have been deleted on the ground they are superflous and unnecessary. Accordingly, the provision, as proposed to be amended, simply states that a proposal may be omitted if it "deals with a matter that is not significantly related to the issuer's business."

A number of persons have expressed the view that the Commission should revise the rule to allow the omission of a [*18] proposal whenever the matter involved therein does not bear a significant economic relation to the issuer's business. The Commission, however, does not believe that the insertion of the word "economic" is appropriate at this time. Its view is based on the fact that there are many instances in which the matter involved in a proposal is significant to an issuer's business, even though such significance may not be apparent from an economic viewpoint. For example, proposals dealing with cumulative voting rights or the ratification of auditors may not be economically significant to an issuer's business, but they nevertheless have a significance to security holders that would preclude their being omitted under this provision.

Notwithstanding the foregoing, the Commission recognizes that there are circumstances in which economic data may indicate a valid basis for omitting a proposal under this provision. The Commission wishes to emphasize, however, that the significance of a particular matter to an issuer's present or prospective business depends upon that issuer's individual circumstances, and that there is no specific quantitative standard that is applicable in all instances. Moreover, [*19] the burden is on the issuer to demonstrate that this provision, or any other provision of Rule 14a-8 for that matter, may properly be relied upon to omit a particular proposal.

(6) Matters Beyond Issuer's Power. Subparagraph (c)(6) of the proposed amended rule provides that a proposal may be omitted from an issuer's proxy materials if it deals with a matter that is "beyond the issuer's power to effectuate." This provision is derived from that part of subparagraph (c)(2)(ii) of the current rule and the Note thereto that allow a proposal to be omitted if it deals with a matter that is not within the control of the issuer. In terms

of scope and effect, the provision is unchanged from the current rule and Note. However, since the Note does nothing more than define the term used in the subparagraph, it has been incorporated into the subparagraph itself.

(7) Routine Matters. Subparagraph (c)(5) of the existing rule permits an issuer to omit a proposal from its proxy materials if the proposal "consists of a recommendation or request that the management take action with respect to a matter relating to the conduct of the ordinary business operations of the issuer." This provision frequently [*20] has been relied upon by issuers to exclude proposals that involve matters of considerable importance to the issuer and its security holders. As a result, the Commission is concerned that it may not be operating completely in accord with the purposes for which Section 14(a) of the Exchange Act was enacted. That Section, which provides the statutory authority for the Commission's proxy rules and regulations, of which Rule 14a-8 is a part, was enacted to promote corporate suffrage and to limit those situations in which public corporations are controlled by a small number of persons. n3 As the Court of Appeals for the D.C. Circuit pointed out, the overriding purpose of Section 14(a) "is to assure to corporate shareholders the ability to exercise their right - some would say their duty - to control the important decisions which affect them in their capacity as stockholders and owners of the corporation. n4

n3 See House Report No. 1383, 73d Cong., 2nd Sess. (1934), 13-14, and Senate Report No. 792, 73d Cong., 2nd Sess. (1934), 12.

n4 Medical Committee for Human Rights v. S.E.C., 432 F.2d 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 403 (1972).

In light of the above [*21] considerations, the Commission proposes to delete subparagraph (c)(5) and replace it with a new subparagraph (c)(7). The new subparagraph would permit the omission of a proposal only if it deals with a "routine, day-to-day matter relating to the conduct of the ordinary business operations of the issuer." Because matters of the type described in the new provision generally are of little interest or importance to most security holders, the Commission believes it is appropriate to retain an exclusionary provision for proposals dealing with them. The proposed new subparagraph, however, could not be relied upon to exclude proposals involving important business matters, notwithstanding the fact that such matters generally would relate to the conduct of the issuer's ordinary business operations.

With respect to the standard which would be used to distinguish between routine and important matters for purposes of the new proposed subparagraph, the Commission suggests that following for consideration and comment: Will it be necessary for the board of directors (or other governing body of the issuer, such as the board of trustees) to act on the matter involved in the proposal? Under the [*22] proposed standard, mundane matters that would be handled by management personnel without referral to the board of directors generally would be excludable under this provision, but matters that would require action by the board would not be.

Alternate to Proposed Subparagraphs (c)(5) and (c)(7)

In connection with proposed subparagraphs (c)(5) and (c)(7), the Commission also wishes to elicit comments on the following questions: (1) whether it would be more beneficial to issuers and security holders not to adopt either or both of these proposed subparagraphs, or (2) whether it would be more beneficial to replace or supplement them with a provision which would allow the omission of a proposal if it

deals with a matter that the governing body of the issuer (such as the Board of Directors) is not required to act upon pursuant to the applicable State law or the issuer's governing instruments (such as the Charter or By-Laws).

The proposed alternate standard described above is being put forth for comment because the Commission recognizes that proposed subpargraphs (c)(5) and (c)(7) may create interpretative difficulties that might not arise under the proposed alternative provision.

(8) [*23] Elections to Office. The last sentence of paragraph (a) of the existing rule states that Rule 14a-8 does not apply to elections to office or to counter proposals to matters to be submitted by the management. Both of the grounds for omission mentioned in that sentence are substantive in nature, and the Commission believes they more properly belong in paragraph (c) of the rule, which contains all of the substantive grounds for omitting stockholder proposals. Accordingly, they have been restated in proposed subparagraphs (c)(8) and (c)(9) of the amended rule.

Subparagraph (c)(8) states simply that a proposal can be omitted if it "relates to a corporate, political or other election to office." The words "corporate, political or other . . ." have been added to make clear that the proposed subparagraph would apply to a proposal relating to any type of election to office. Notwithstanding its applicability to any election to office, the principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, [*24] are applicable thereto.

(9) Counter Proposals. As noted above, subparagraph (c)(9) of the revised rule would merely restate a ground for omission already set forth in the existing rule. That is, a proposal that is counter to a proposal to be presented by the management may be omitted from an issuer's proxy materials.

(10) Moot Proposals. The Commission proposes to set forth in subparagraph (c)(10) of the amended rule a ground for omission that has been implied in the existing rule but not specifically stated therein. The new subparagraph would provide that a proposal which has been rendered moot by the actions of the management may be omitted from the issuer's proxy materials. This provision is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management and would be applicable, for instance, whenever the management agrees prior to a meeting of security holders to implement a proponent's proposal in its entirety.

(11) Smilar Proposals in Current Year. As with subparagraph (c)(10) above, subparagraph (c)(11) would formalize a ground for ommission that is not mentioned in the current rule but reasonably [*25] has been implied therefrom. Specifically, the new subparagraph would provide that the management may omit a proposal that is substantially duplicative of a proposal previously submitted by another proponent which the management intends to include in its proxy

materials. The purpose of the provision is to eliminate the possibility of shareholders having to consider two or more subtantially identical proposals submitted to an issuer by proponents acting independently of each other.

(12) Similar Proposals in Prior Year. With one exception, subparagraph (c)(12) of the proposed rule is identical to subparagraph (c)(4) of the existing rule. The exception is set forth in the first two lines of the new provision, and it amounts to a change in the standard for applying this ground for omission.

Subparagraph (c)(4) presently states that a proposal submitted by a security holder may be omitted from an issuer's proxy soliciting materials if it is "substantially the same" as a prior shareholder proposal that failed on its most recent submission to receive a specified minimum percentage of the total votes cast. The purpose of the provision is to prevent matters of little interest from consistently [*26] being placed before an issuer's security holders. The Commission has observed that in recent years the provision has been effectively circumvented by some proponents who have been able to present essentially the same subject matter to a company's security holders in successive years, even though their prior proposals on the matter failed to receive the minimum percentage of votes specified in the rule. This evation of the rule has been accomplished by recasting the form of the proposal, expanding its coverage, or otherwise changing its language in a manner that precludes one from saying that it is "substantially the same" as the prior proposal.

In recognition of the foregoing, and in order to prevent further frustration of the intent of the provision discussed above, the Commission proposes to revise the rule to permit the omission of a proposal if it "deals with substantially the same subject matter as a proposal previously submitted to security holders . . ." The Commission believes the proposed change would effectively limit the scope of shareholder proposals submitted under Rule 14a-8 to those matters that either have not been acted upon by an issuer's security holders within [*27] the period specified in the rule, or, if acted upon, have evoked a significant shareholder vote during that period.

It should be noted that the proposed change would permit a proposal to be omitted even if only part of it dealt with the same subject matter as a prior proposal. Accordingly, should the proposed new subparagraph eventually be adopted by the Commission, it would be incumbent upon proponents to delete from their proposals any material dealing with substantially the same subject matter as a prior proposal that failed to receive the minimum percentage of votes specified in this provision.

(13) Specific Dividend Amounts. In subparagraph (c)(13) of the revised rule, the Commission proposes to permit issuers to omit from their proxy materials any proposals relating to "specific amounts of cash or stock dividends." Under Rule 14a-8 as it now exists, almost all dividend proposals are excludable either on the ground that they are contrary to the applicable state law, or on the ground that they relate to the conduct of the issuer's ordinary business operations. (The latter result is based on the fact that the management, as an ordinary business matter, determines not only whether [*28] any dividends should be paid, but also the amount of such dividends).

Because the Commission already has proposed herein to narrow considerably the "ordinary business" test of subparagraph (c)(5) of the current rule (see the discussion of proposed subparagraph (c)(7) relating to "routine matters"), it appears likely that many dividend proposals no longer would be excludable under that standard. The Commission does not believe this would be an unwelcome result, inasmuch as dividend matters, including an issuer's dividend policy, are extremely important to most security holders, It recognizes, however, that unless some restrictions are placed on the types of dividend proposals that are submitted, issuers could be inundated with numerous proposals of a conflicting nature on such matters. For instance, the possibility would exist that several proponents independently would submit to an issuer proposals asking that differing amounts of dividends be paid. Accordingly, in order to prevent security holders from being burdened with a multitude of conflicting dividend proposals, the Commission is proposing subparagraph (c)(13) in the form described above.

In arriving at the foregoing position [*29] on dividend proposals, the Commission has given consideration of the view advanced by some managements that dividend matters are not appropriate for discussion by security holders. This view is based on the fact that decisions on dividends traditionally have been within the exclusive province of the board of directors under most state laws, and the fact that individual directors can be held personally liable under many state laws if they pay dividends in excess of accumulated earnings. The Commission, however, it not persuaded that these reasons provide a valid basis for excluding all dividend proposals. In this regard, it is noted that mandatory dividend proposals would continue to be excludable under subparagraph (c)(1) of the revised rule, to the extent that they would intrude on the board's exclusive discretionary authority under the applicable state law to make decisions on dividends. But to the extent that such proposals were advisory in nature, and therefore non-binding on the board even if adopted, the Commission is unable to agree that proponents should be denied the opportunity to present them, within the limits of this provision, to their fellow security holders for [*30] consideration.

Procedural Requirements for Managements - Rule 14a-8(d)

Paragraph (d) of the existing rule deals with the procedural requirements applicable to managements who intend to omit stockholder proposals from their proxy materials. The Commission proposes to make the following changes in that paragraph:

(1) It proposes to inset the words "for any reason" in the forepart of the paragraph to make clear that the notification and filing requirements of paragraph (d) are applicable "Whenever the management assets, for any reason, . . ." that it may omit a proposal and/or supporting statement from its proxy materials. The purpose of the proposed revision is to dispel the erroneous belief of some managements that they need not comply with the requirements of paragraph (d) when a proposal is clearly excludable for a procedural reason (e.g., timeliness).

(2) The Commission proposes to advance the deadline for managements to submit materials under paragraph (d) from 30 days in advance of the date on which their preliminary proxy materials will be filed to 50 days prior to such date. As previously noted in the discussion of proposed subparagraph (a)(3) relating to the timeliness [*31] requirements for proponents, this change is being proposed

in conjunction with a corresponding 20-day advance in the deadline date for the submission of proposals by proponents.

(3) It proposes to revise the paragraph to state that the materials required by paragraph (d) must be submitted not later than 50 days in advance of the filing date for the issuer's preliminary proxy materials, "or such shorter period prior to such date as the Commission or its staff may permit . . ." The addition of the words "or its staff" would make clear that the staff may act on a request for a waiver of the 50-day filing requirement without the necessity for referring the request to the full Commission.

(4) The Commission proposes to require that five copies (rather than one, as at present) of all materials required by the paragraph be filed with it. The additional copies are needed to fulfill the public availability requirements applicable to such materials and to provide the Commission's staff with an adequate number of copies for working purposes and for its files.

Text of Proposed Revised Rule 14a-8

Rule 14a-8 is proposed to be revised to read as follows:

Rule 14a-8. Proposals of Security [*32] Holders.

(a) If any security holder of an issuer notifies the management of the issuer of his intention to present a proposal for action at a forthcoming meeting of the issuer's security holders, the management shall set forth the proposal in its proxy statement and identify it in its form of proxy and provide means by which security holders can make the specification required by Rule 14a-4(b). Notwithstanding the foregoing, the management shall not be required to include the proposal in its proxy statement or form of proxy unless the security holder (hereinafter, the "proponent") has complied with the requirements of this paragraph and paragraphs (b) and (c) hereof:

(1) Eligibility. At the time he submits the proposal, the proponent shall be a record or beneficial owner of a security entitled to be voted at the meeting on his proposal, and he shall continue to own such security through the date on which the meeting is held. If the management requests documentary support for a proponent's claim that he is a beneficial owner of a voting security of the issuer, the proponent shall furnish appropriate documentation within 10 business days after receiving the request. In the event [*33] the management includes the proponent's proposal in its proxy soliciting materials for the meeting and the proponent fails to comply with the requirement that he continuously be a voting security holder through the meeting date, the management shall not be required to include any proposals submitted by the proponent in its proxy soliciting materials for any meeting held in the following two calendar years.

(2) Notice. The proponent shall notify the management in writing of his intention to appear personally at the meeting to present his proposal for action. The proponent shall furnish the requisite notice at the time he submits the proposal, except that if he was unaware of the notice requirement at that time, he shall comply with it within a reasonable time after being informed of it by the management. If the proponent, after furnishing in good faith the notice required by this provision, subsequently determines that he will be unable to appear personally at the meeting, he shall arrange to have another

security holder of the issuer present his proposal on his behalf at the meeting. In the event the proponent or his proxy fails, without good cause, to present the proposal for [*34] action at the meeting, the management shall not be required to include any proposals submitted by the proponent in its proxy soliciting materials for any meeting held in the following two calendar years.

(3) Timeliness. The proponent shall submit his proposal sufficiently far in advance of the meeting so that it is received by the management within the following time periods:

(i) Annual Meetings. A proposal to be presented at an annual meeting shall be received by the management at the issuer's principal executive offices not less than 90 days in advance of a date corresponding to the date set forth on the management's proxy statement released to security holders in connection with the last annual meeting of security holders, except that if the date of the annual meeting has been changed as a result of a change in the fiscal year, a proposal shall be received by the management a reasonable time before the solicitation is made.

(ii) Other Meetings. A proposal to be presented at any meeting other than an annual meeting shall be received a reasonable time before the solicitation is made.

NOTE. In order to curtail controversy as to the date on which a proposal was received by the [*35] management, it is suggested that proponents submit their proposals by Certified Mail-Return Receipt Requested.

(4) Number and Length of Proposals. The proponent may submit a maximum of two proposals of not more than 300 words each for inclusion in the management's proxy materials for a meeting of security holders. If the proponent fails to comply with either of these requirements, or if he fails to comply with the 200-word limit on supporting statements mentioned in paragraph (b), he shall be provided the opportunity by the management to reduce, within a reasonable time, the items submitted by him to the limits required by this rule.

(b) If the management opposes any proposal received from a proponent, it shall also, at the request of the proponent, include in its proxy statement of statement of the proponent of not more than 200 words in support of the proposal, which statement shall not include the name and address of the proponent. The statement and request of the proponent shall be furnished to the management at the time that the proposal is furnished, and neither the management nor the issuer shall be responsible for such statement. The proxy statement shall also include [*36] either the name and address of the proponent or a statement that such information will be furnished by the issuer or by the Commission to any person, orally or in writing as requested, promptly upon the receipt of any oral or written request therefor. If the name and address of the proponent are omitted from the proxy statement, they shall be furnished to the Commission at the time of filing the management's preliminary proxy material pursuant to Rule 14a-6(a).

(c) The management may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

(1) If the proposal is, under the laws of the issuer's domicile, not a proper subject for action by security holders.

NOTE. A proposal that may be improper under the applicable state law when framed as a mandate or directive, may be proper when framed as a recommendation or request.

(2) If the proposal is contrary to a federal law of the United States;

(3) If the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials; [*37]

(4) If the proposal relates to the enforcement of a personal claim or the redress of a personal grievance against the issuer, its management, or any other person;

(5) If the proposal deals with a matter that is not significantly related to the issuer's business;

(6) If the proposal deals with a matter that is beyond the issuer's power to effectuate;

(7) If the proposal deals with a routine, day-to-day matter relating to the conduct of the ordinary business operations of the issuer;

(8) If the proposal relates to a corporate, political or other election to office;

(9) If the proposal is counter to a proposal to be submitted by the management at the meeting;

(10) If the proposal has been rendered moot by the actions of the management;

(11) If the proposal is substantially duplicative of a proposal previously submitted to the management by another proponent, which proposal will be included in the management's proxy material for the meeting;

(12) If the proposal deals with substantially the same subject matter as a prior proposal submitted to security holders in the management's proxy statement and form of proxy relating to any annual or special meeting of security holders held [*38] within the preceding 5 calendar years, it may be omitted from the management's proxy material relating to any meeting of security holders held within 3 calendar years after the latest such previous submission:

Provided, That-

(i) If the prior proposal was submitted at only one meeting during such preceding period, it received less than 3 percent of the total number of votes cast in regard thereto; or

(ii) If the prior proposal was submitted at only two meetings during such preceding period, it received at the time of its second submission less than 6 percent of the total number of votes cast in regard thereto; or

(iii) If the prior proposal was submitted at three or more meetings during such preceding period, it received at the time of its latest submission less than 10 percent of the total number of votes cast in regard thereto; and

(13) If the proposal relates to specific amounts of cash or stock dividends.

(d) Whenever the management assets, for any reason, that a proposal and any statement in support thereof received from a proponent may properly be omitted from its proxy statement and form of proxy, it shall file with the Commission, not later than 50 days prior to the [*39] date the preliminary copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6(a), or such shorter period prior to such date as the Commission or its staff may permit, five copies of the following items: (1) the proposal; (2) any statement in support thereof as received from the proponent; (3) a statement of the reasons why the management deems such omission to be proper in the particular case; and (4) where such reasons are based on matters of law, a supporting opinion of counsel. The management shall at the time, if it has not already done so, notify the proponent of its intention to omit the proposal from its proxy statement and form of proxy and shall forward to him a copy of the statement of reasons why the management deems the omission of the proposal to be proper and a copy of such supporting opinion of counsel.

Text of Alternative to Proposed Subparagraphs (c)(5) and (c)(7)

With the exception of the alternative provision to subparagraphs (c)(5) and (c)(7) previously discussed herein, the complete text of the proposed revised rule is set forth above. The alternative provision would, if adopted, either replace or supplement proposed subparagraphs (c)(5) [*40] and (c)(7).

The alternative provision to subparagraphs (c)(5) and (c)(7) is proposed to read as follows:

Rule 14a-8. Proposals of Security Holders.

* * *

(c) * * *

* * *

(5, 7, or 14) If the proposal deals with a matter that the governing body of the issuer (such as the Board of Directors) is not required to act upon pursuant to the applicable State law or the issuer's governing instruments (such as the Charter or By-Laws).

Cost Data

In addition to seeking comments on the above proposed amendments, the Commission is interested in obtaining information about the costs to issuers of including stockholder proposals in their proxy soliciting materials. This information is being sought with respect to proposals that are included in proxy materials from the date of this release through June 30, 1977. Any issuers willing to furnish such information to the Commission are requested to indicate not only the total cost of including each proposal in their proxy materials, but also the amount of each component part of the overall cost (such as printing, prostage and legal expenses). This information should be submitted to Peter J. Romeo, Special Counsel, Division of Corporation Finance, [*41] Securities and Exchange Commission, Washington, D.C. 20549.

Authority

The Commission is proposing the amendments to Rule 14a-8 that are discussed herein pursuant to Sections 14(a) and 23(a) of the Securities Exchange Act of 1934, Sections 12(e) and 20(a) of the Public Utility Holding Company Act of 1935, and Sections 20(a) and 38(a) of the Investment Company Act of 1940. To assist interested persons in comparing the proposed revised rule to the existing rule, the complete text of the existing rule apprars at the end hereof.

All interested persons are invited to submit their views and comments on the proposed amendments to George A. Fitzsimmons, Secretary, Securities and Exchange Commission, Washington, D.C. 20549, on or before September 7, 1976. All such communications should refer to File No. S7-643, and will be available for puolic inspection.

By the Commission

TEXT OF EXISTING RULE

Rule 14a-8. Proposals of Security Holders.

(a) If any security holder entitled to vote at a meeting of security holders of the issuer shall submit to the management of the issuer, within the time hereinafter specified, a proposal which is accompanied by notice of his intention to present the [*42] proposal for action at the meeting, the management shall set forth the proposal in its proxy statement and shall identify it in its form of proxy and provide means by which security holders can make the specification provided for by Rule 14a-4(b). The management of the issuer shall not be required by this rule to include the proposal in its proxy statement or form of proxy for an annual meeting unless the proposal is received by the management at the issuer's principal executive offices not less than 70 days in advance of a date corresponding to the date set forth on the management's proxy statement released to security holders in connection with the last annual meeting of security holders, except that if the date of the annual meeting has been changed as a result of a change in the fiscal year, a proposal shall be received by the management a reasonable time before the solicitation is made. A proposal to be presented at any other meeting shall be receive by the management of the issuer a reasonable time before the solicitation is made. This rule does not apply, however, to elections to office or to counter proposals to matters to be submitted by the management.

NOTE. In order [*43] to curtail controversy as to the date that a security holder's proposal was received by the management, it is suggested that security holders submit their proposals by Certified Mail -- Return Receipt Requested.

(b) If the management opposes any proposal received from a security holder, it shall also, at the request of the security holder, include in its proxy statement a statement of the security holder, in not more than 200 words, in support of the proposal, which statement shall not include the name and address of the security holder. Any statements in the text of a proposal, such as a preamble or "whereas" clauses, which are in effect arguments in support of the proposal, shall be deemed part of the supporting statement and subject to the 200-word limitation thereon. The proxy statement shall also include either the name and address of the security holder or a statement that such information will be furnished by the issuer or by the Commission to any person, orally, or in writing as requested, promptly upon the receipt of any oral or written request therefor. If the name and address of the security holder is omitted from the proxy statement, it shall be furnished to the Commission [*44] at the time of filing the management's preliminary proxy material pursuant to Rule 14a-6(a). The statement and request of the security holder shall be furnished to the management at the time that the proposal is furnished. Neither the management nor the issuer shall be responsible for such statement.

(c) Notwithstanding the foregoing, the management may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

(1) If the proposal as submitted is, under the laws of the issuer's domicile, not a proper subject for action by security holders; or

(2) If the proposal:

(i) relates to the enforcement of a personal claim or the redress of a personal grievance against the issuer, its management, or any other person; or

(ii) consists of a recommendation, request or mandate that action be taken with respect to any matter, including a general economic, political, racial, religious, social or similar cause, that is not significantly related to the business of the issuer or is not within the control of the issuer;

NOTE. Proposals not within an issuer's control are those which are beyond its power to effectuate. [*45]

(3) If the management has at the security holder's request included a proposal in its proxy statement and form of proxy relating to either the last two annual meetings of security holders or any special meeting held subsequent to the earlier of such two annual meetings and such security holder has failed without good cause to present the proposal, in person or by proxy, for action at the meeting; or

(4) If substantially the same proposal has previously been submitted to security holders in the management's proxy statement and form of proxy relating to any annnual or special meeting of security holders held within the preceding 5 calendar years, it may be omitted from the management's proxy material relating to any meeting of security holders held within the 3 calendar year after the latest such previou submission: Provided, That-

(i) If the proposal was submitted at only one meeting during such preceding period, it received less than 3 percent of the total number of votes cast in regard thereto; or

(ii) If the proposal was submitted at only two meetings during such preceding period, it received at the time of its second submission less than 6 percent of the total number of votes [*46] cast in regard thereto; or

(iii) If the proposal was submitted at three or more meetings during such proceding period, it received at the time of its latest submission less than 10 percent of the total number of votes cast in regard thereto; or

(5) If the proposal consists of a recommendation or request the management take action with respect to a matter relating to the conduct of the ordinary business operations of the issuer.

(d) Whenever the management asserts that a proposal and any statement in support there of received from a security holder may properly be omitted from its proxy statement and form of proxy, it shall file with the Commission, not later than 30 days prior to the date the preliminary copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6(a), or such shorter period prior to such date as the Commission may permit, a copy of the proposal and any statement in support thereof as received from the security holder, together with a statement of the reasons why the management deems such omission to be proper in the particular case, and where such reasons are based on matters of law, a supporting opinion of counsel. The management shall at [*47] the same time, if it has not already done so, notify the security holder submitting the proposal of its intention to omit the proposal from its proxy statement and form of proxy and shall forward to him a copy of the statement of reasons why the management deems the omission of the proposal to be proper and a copy of such supporting opinion of counsel.

Securities Exchange Act of 1934 -- Rules 14a-8(c)(8), 14a-8(a)(4)

March 11, 1998

{*1} Storage Technology Corp.

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 1998

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Storage Technology Corp. (the "Company")
Incoming letter dated January 13, 1998

The first proposal recommends that the board take the necessary steps to amend the Company's governing instruments to require that the proxy statement include a list of shareholder nominees for the board, each selected by at least three shareholders holding a certain number of the Company's shares. The second proposal recommends that the board take the necessary steps to adopt cumulative voting.

There appears to be some basis for your view that the first proposal may be omitted under rule 14a-8(c)(8). It appears that the first proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under rule 14a-11. Accordingly, the Division will not recommend enforcement action to the Commission if the Company excludes the first proposal from its proxy materials in reliance upon rule {*2} 14a-8(c)(8). It is unnecessary to address the alternative bases for excluding the first proposal that the Company identifies.

There also appears to be some basis for your view that the second proposal may be omitted from the Company's proxy materials under rule 14a-8(a)(4), which limits each proponent to one proposal per company in connection with a given annual meeting. We note in particular that Mr. Licht initially submitted to the Company both the first and second proposals, that the second proposal was submitted shortly after the Company asked Mr. Licht to reduce his proposals to one, and that the supporting statement of the second proposal appears to link that proposal to the first proposal. Accordingly, it is our view that the Company may rely on rule 14a-8(a)(4) as a basis for excluding the second proposal from its proxy materials. It is unnecessary to address the alternative bases for excluding the second proposal that the Company identifies.

Sincerely,

Frank G. Zarb, Jr.
Special Counsel

INQUIRY-1: KENT & ALYSIA KRUEGER

4436 EAST LE MARCHE AVENUE

PHOENIX, ARIZONA 85032-4278

(602) 971-1494

January 28, 1997

Office of Chief Counsel
Division of corporate Finance
Securities and Exchange commission
450 Fifth {*3} Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

KENT & ALYSIA KRUEGERS OBJECTION TO

STORAGE TECHNOLOGY'S

OMISSION OF THEIR STOCKHOLDER PROPOSAL

FOR THE 1988 STOCKHOLDER MEETING

On November 12, 1997 we, Kent & Alysia Krueger (the "Kruegers") submitted to Storage Technology in accordance with the instructions contained in Storage Technology 1997 Proxy Statement a stockholder proposal. It is our understanding that we have met all of the requirements of SEC Rule 14a-8. Our stockholder proposal relates to the method used by Storage Technology to elect its board of directors. Specifically to permit the use of cumulative voting beginning at the 1999 stockholder meeting. Our stockholder proposal is a follows:

> "This stockholder proposal request/recommends that the Board of Directors take the necessary steps, such as to modify the Corporate by-laws and its "Certificate of Incorporation" so as to implement the following action to become effective at the 1999 annual stockholders meeting of StorageTek and each subsequent meeting there after. In order to facilitate a change in the membership of the Board of Directors (the "Board") by dissatisfied stockholders the provision of Article II {*4} Section 8 of Storage technology Corporation By-laws shall be amended so as to permit "CUMULATIVE VOTING" regarding the election of Board members."

On January 13, 1998 Ms Lizebeth J. Stenmark, Senior Counsel, for Storage Technology sent a letter to the SEC informing the SEC that Storage Technology has decided to exclude our proposal along with a stockholder proposal submitted by Dr. Seymour Licht who was attempting to change the method how the candidates for the Board were nominated. Storage Technology was also requesting that the SEC not issue an enforcement letter regarding their decision.

Enclosed you will find the original plus six (6) copies of our objection to Storage Technology request for a "No-action Letter" along with a seventh (7th) copy to be stamped and returned to us in the enclosed stamped addressed envelope.

KRUEGERS OBJECTION TO STORAGE TECHNOLOGY

ACTION

It is no deep military secret that we are associated with Dr. Seymour Licht. Our association has been a long term relationship that has been both business and social in nature. Specifically we are general partners in "See More Light Investments" for the past 23 years. During this time period Dr Licht has been {*5} the Senior Partner. Further more See More Light Investments has owned and still does own a significant amount of Storage Technology stock. We also are registered owners of 27 shares of Storage Technology stock and have owned these shares since Storage Technology emerged from bankruptcy in the 1980s. what we would like to know if the Staff should deny Storage Technology's request for a No-action letter will Storage Technology then conduct a background investigation to determine what is our political party affiliation or if either of us are or were communist and then based upon this new information request the staff to issue a No-action Letter?

It is also no secret that Dr. Licht informed us about his recently submitted stockholder proposal and the fact that he had to delete the part of his proposal that would permit cumulative voting. It was our decision and our decision alone to submit a separate stockholder proposal to have the voting procedure for board membership changed so as to permit cumulative voting.

The stockholders of Storage Technology have a basic right to decide the voting procedures that are used to elect the Board of Directors. For the Staff to agree with Storage {*6} Technology and allow them to exclude our stockholder proposal would be an action that would truly make "Justice Cry".

Lastly we object to Storage Technology holding us responsibility for any previous actions taken by Dr. Licht and citing these actions as reasons for the Staff to issue a "No-action Letter". In response to Storage Technology's claim that our stockholder proposal contains false and misleading information we would like to know how dose Storage Technology classify them citing Dr. Licht's previous actions for justification to exclude our stockholder proposal. It is obvious that it is Storage Technology's purpose to mislead the SEC Staff for the purpose of having them not issue "Enforcement letter" by attempting to hold us responsible for any of Dr. Licht's actions. In support of this argument it is to be noted that Storage Technology's objection to our stockholder proposal is four (4) pages long and mentions Dr. Licht's name twenty-one (21) times.

STORAGE TECHNOLOGY REASONS TO OMIT THE

KRUEGERS STOCKHOLDER PROPOSAL

Storage Technology claims that our proposal should be omitted from its 1998 Proxy Statement for the following reasons:

1) Our proposal is a re-submission of {*7} one of Licht's two original proposals;

2) Our proposal contains false and misleading information;

3) Our proposal relates to the election of an officer;

4) Our proposal is designed to benefit only our own personal interest and ego.

OUR RESPONSE TO EACH OF STORAGE TECHNOLOGY'S

REASONS FOR EXCLUSION OF OUR

STOCKHOLDER PROPOSAL

1) STORAGE TECHNOLOGY CLAIMS THAT OUR PROPOSAL IS A RE-SUBMISSION OF LICHT'S TWO

ORIGINAL PROPOSALS

Storage Technology claims that since our proposal is similar to Dr. Licht's initial stockholder proposal that they can exclude our proposal based upon Rule 14a-8(a)(4). We have read said rule which states:

> "The proponent can submit no more than one proposal and an accompanying supporting statement for inclusion in the registrant's proxy material for a meeting of securities holders."

FACT! WE ARE ONLY FILING A SINGLE STOCKHOLDER PROPOSAL

We have not been able to find any reference in Rule 14a-8(a)(4) or any other part of Rule 14a-8 that prohibits a qualified stockholder from submitting a proposal because of his association with an other stockholder. We further have not been able to find any restriction that prevents two individual {*8} stockholders who are acquainted from submitting separate proposals.

On page #7 of Storage Technology's letter they distorted a statement previously made by Dr. Licht:

> "Storage Technology, March 8, 1994. By Licht's own statements, Licht concedes that he as the general partner of SML Investments, controls the disposition of Krueger's stock. The Kruegers should be considered the alter ego of Licht and, as such, Licht's attempt to circumvent the single submission requirement should be rejected."

First of all Dr. Licht is the Senior Partner of See More Light Investments ("SML"). Secondly in accordance with our Partnership Agreement Dr. Licht as the Senior Partner of SML Investments is responsible for making all investment decisions. Consequently Dr. Licht only controls securities held by See More Light Investments and obviously those that he personally owns. Dr Licht has no control over any securities that we buy/ own and the 27 shares of Storage Technology stock that we own and is register in both of our names and has been that way since Storage Technology emerged from bankruptcy.

Lastly Storage Technology argues that because the Kruegers previously nominated Dr. Licht as {*9} a Board candidate in February 1997 that this is evidence of the domination and control that Dr. Licht exert over us. This could not be further from the truth. The reason we nominated Dr. Licht as a candidate for Board membership was because Storage Technology stock had not significantly improved in price over the past ten (10) years. It was our opinion that he would have made a good board member and lead Storage Technology on to the right path for improved shareholder value. His performance as the Senior Partner of SML has been fantastic. His decision to hold Storage Technology common stock as opposed to selling when Storage Technology emerged from bankruptcy was the only bad investment decision he has made.

2) STORAGE TECHNOLOGY'S CLAIMS THAT THE KRUEGER'S PROPOSAL CONTAINS FALSE AND MISLEADING INFORMATION

Storage Technology claims that our "Supporting Statement" contains false and misleading formation. Specifically Storage Technology claims that the following statements contained in our supporting statement are patently false;

> a)" It is untrue that, absent a change in voting procedure, all current directors are assured of reelection."

The true facts which are known to {*10} Storage Technology clearly contradicts this argument. We have reviewed the Storage Technology's proxy statements for the past eight years and the only candidates nominated to the Board were those nominated by the present board. Further more most of the candidates were previous members and in the event that a board member refused to run the replacement candidate was Board selected. In no case was a candidate name listed in the company's Proxy Statement who was not nominated by the Board.

> b) "The Statement that the Company's voting procedure is "Identical to the Process Used in Russia", is not true, but offensive."

It is our understanding that in Russia the only candidates names that are on the voting ballots are those nominated by the Communist party. There has never been a contested election in Russia consequently the Communist Party is guaranteed to remain in power. Likewise in Storage Technology there also has never been a contested election for a Board seat. Only those candidates nominated by the present board have ever had their names on the voting ballots that were sent to all stockholder and consequently elected.

> c) "The Kruegers prediction that unless a change in {*11} management takes place shareholder value will not rise until ten years from now."

You would think that with a staff of lawyers that Storage Technology has the least Storage Technology could do is quote from a stockholder letter correctly. It is obvious that Storage Technology can not even copy a written statement without distorting it. This quotation is clearly incorrect. What we stated in our supporting statement is:

> "It is to be remembered that when StorageTek emerged from bankruptcy in 1987 its stock was $ 46.625 per share (adjusting for the one for ten reverse split). At the present time, ten years later, StorageTek's stock is $ 60.50 per share which represents a gain of$ 14.25 per share or 30% increase in share holder value. Unless there is a change in management it will take another ten years to obtain another 30% increase in shareholder value". (Emphases added)

We further supported this statement with the following facts:

> During the past ten years the Dow Jones Industrial in January of 1988 was at approximately 1800 and today ten years later, the Dow Jones Industrials is at approximately 7500. It does not take a rocket scientist or an engineer with a PHD to {*12} determine that the Dow Jones Industrials increased approximately 5800 which is more than a 300% increase. It took Storage Technology 10 years for its stock price to increase 30% in value while the Dow Jones increased over 300% in the same period of time. It is only logical unless there is a change in management it will take another 10 years for Storage Technology stock to increase another 30% in value assuming that the Dow Jones also increases another 300% or reach 22,500. This statement in our Supporting Statement is clearly identified as our opinion and not a prediction.

The final point that Storage Technology raised on the bottom of page #7 of their letter in support of their claim that our proposal should be excluded because it contains "False and Misleading Information" is:

> "Third, the Licht Proposal and the Krueger Proposal, as well as the correspondence from the Kruegers and Licht dated February 23, 1997, respectively, appear to have been written and printed on the same computer.

We have discussed this claim made by Storage Technology with Dr. Licht who has a PHD in engineering, has worked as a engineer for the past 40 years and taught engineering at various colleges {*13} for approximately 30 years. In response Licht asks the question:

> "Does Storage Technology have any idea how many IBM and IBM comparable computer along with how many Hewlett Packard and Hewlett Packard compatible printers have been sold?"

Is it Storage Technology's position that each and every computer and printer has a unique identifiable characteristics similar to a finger print. It is to be noted that a computer/ printer combination is NOT like the old mechanical typewriter that is unique to itself. Licht is completely unaware of how Storage Technology can by comparing two printed documents determine if they were printed by the same computer and printer combination. If Storage Technology has this capability which Licht and all of the other engineers that Licht associates with truly doubt, they have truly made a significant break through in the computer security technology and should patent the technology immediately. It is our opinion that this statement must have been made by the same person who said that Storage Technology will make $ 50,000,000.00 in 1991 from the Iceberg Project and we know how true that statement was.

3) STORAGE TECHNOLOGY CLAIMS THAT THE KRUEGER {*14}
PROPOSAL RELATES TO THE ELECTION TO OFFICE

It is clear to any individual that would read our Stockholder Proposal that it relates to the method that stockholder would vote and not the election of any individual, be it an officer or director. Our proposal would require Storage Technology's Board of Directors to modify the last sentence of Article II Section 8 of Storage Technology's By-laws which states:

"Cumulative voting for any purpose shall not be allowed." to "Cumulative voting for Board of Director Members will be permitted."

4) STORAGE TECHNOLOGY CLAIMS THAT THE KRUEGER
PROPOSAL IS DESIGNED TO FURTHER A PERSONAL ISSUE.

We could not agree more with Storage Technology statement that the reason that we filed this proposal was to further a personal gain. The personal gain is to improve shareholder value of Storage Technology which will not only improve the value of our shares but it will improve the value of all stockholder's shares of Storage Technology.

THE ADVANTAGE OF CUMULATIVE

VOTING FOR BOARD OF DIRECTOR ELECTIONS

If cumulative voting were permitted the number of votes that each shareholder will be entitled to vote would be determined by multiplying the number of {*15} shares of common stock owned as of the record date by the number of Directors to be elected, any shareholder may cumulate his or her voted by casting then all in person or by proxy for any one nominee, or by distributing them among two or more nominees.

The most significant advantage to having cumulative voting is that it would enable a minority of dissident stockholder the ability to elect one or two members to the Board. These Board members would then be sympathetic to the minorities views and provide a limited representation of the minority stockholders views. At the present time only individuals that have been nominated by the present Board are elected. Any stockholder who is dissatisfied with present management other than abstaining from voting has no voice in the management of the company. Consequently the "Loyal Opposition" is clearly disenfranchised regarding the management of the company.

Storage Technology's Board will use any reason they can to hold on to a job that most of them could not win in an election with other qualified candidates opposing them. That is the reason why Storage Technology is violently opposed to both Licht's proposal to include the names of any candidate {*16} properly nominated by at least three stockholders and further to include our stockholder proposals and to permit cumulative voting for board members.

CONCLUSION

It is obvious that Storage Technology's legal counsel have not been able to present to the Staff any valid reason why our stockholder proposal to allow cumulative voting in elections for Board of Directors members should not be presented to the stockholders to vote upon. Consequently Storage Technology has resorted to the use of the "BIG LIE" that was used during the Nazis control of Germany. The basis of the "BIG LIE" is if something is clearly false is repeated enough times people will believe that it must be true regardless of the fact that the statement is false. That is the reason why Storage Technology has related our proposal to Dr. Licht's proposal and his previous activities. Storage Technology has cited Licht's name twenty-one (21) times in the four (4) pages of their letter to the Staff relating to our proposal. In summary we state again that Dr. Licht bad absolutely nothing to do with our decision to submit the stockholder proposal. That decision was ours and ours alone and was based upon our dissatisfaction of {*17} the lack in increase in stockholder value of our Storage Technology stock..

It is to be noted that Storage Technology has failed to produce any authority, citing of a previous ruling that the SEC made in another stockholder proposal, relating to the permitting of cumulative voting which was excluded by the Staff from the Corporation Proxy Material. We do not have at our disposal the ability to search all of the SEC's previous ruling and it is possible that the Staff has previously ruled on other stockholder proposals that were in favor of cumulative voting and for obvious reasons Storage Technology has not included it in their opposition papers.

To deny the stockholders of Storage Technology the opportunity to vote on this proposal would clearly be a violation of the basis democratic process.

KENT KRUEGER

ALYSIA KRUEGER

INQUIRY-2:
DR. SEYMOUR LICHT P.E.
SENIOR PARTNER
SEE MORE LIGHT INVESTMENTS
POST OFFICE BOX 4383
SCOTTSDALE, ARIZONA 85261
(602) 948-1730

January 17, 1998

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Subject: Dr. Seymour Licht's "Opposition to Storage Technology's {*18} Omission of His
Stockholder Proposal for Storage Technology's 1998 Annual Meeting

Reference: a) Dr. Seymour Licht's 2nd Amended Stockholder Proposal for Storage
Technology 1998 Annual Meeting, dated January 10, 1998
b) Storage Technology "Omission of Stockholder Proposals" Jan. 13, 1998

Storage Technology Corporation ("StorageTek") has requested in the Reference (b) letter that my Stockholder Proposal for the forth coming 1998 Annual Meeting, Reference (a), should be excluded under Rule 14a-8(c)(3), 14a-9, 14a-8(c)(4) and 14a-8(c)(8) and that the SEC agree and will not recommend any enforcement action.

Dr. Seymour Licht ("Licht") request that StorageTek's application be denied. Enclosed are six (6) copies of my Response/ Objection to StorageTek's "Request for a No-Action Letter".

Granting StorageTek's request for a No-action Letter would deny Licht, a registered stockholder of 413 shares of StorageTek stock since StorageTek emerged from Bankruptcy in August of 1987 of his basic stockholder right to file a stockholder proposal.

StorageTek in support of their request for a "No-action Letter" has provided the following reasons to the SEC:

> 1) That Licht's present Stockholder {*19} Proposal relates to the election to office and hence violates SEC Rule 14a-8(c)(8); 2) That Licht's Stockholder Proposal is False and Misleading in violation of Rule 14(a)-9, and Rule 14a-8(c)(3); 3) That Licht's Stockholder Proposal is designed to further a Personal interest and hence is in violation of SEC Rule 14a-8(c)(4):

StorageTek provided the Staff with no legal authority to support their allegations that Licht's proposal relating to the nomination of a director should be excluded from their Proxy Statement. StorageTek argues that the submission of previous stockholder proposals by Licht disqualifies Licht from presenting the subject "Stockholder Proposal".

PREVIOUS STAFF RULINGS ON IDENTICAL STOCKHOLDER

PROPOSALS

There are four (4) rulings that the SEC Staff has previously made relating to identical stockholder proposals all required that the procedures to nominate candidates for the Board of Directors. To require that the names of candidates nominated by stockholders are to be included in the company's proxy statement along with the names of candidates nominated by management's present board of directors.

1. SEC RULING SUPPORTING THE INCLUSION {*20} OF LICHT'S PROPOSAL IN STORAGETEK'S PROXY MATERIAL

Union Oil Company of California February 24, 1983

Ms McKee's, a stockholder, of Union Oil Company of California ("Union Oil"), on February 13, 1983 presented a stockholder proposal to management almost identical to Licht's present proposal and is cited below:

> WHEREAS, the best interests of the Union Oil Company of California dictate selection of the most qualified Directors available, andWHEREAS, all shareholders whose interests are affected by the policies initiated and/or adopted by the Board of directors are keenly concerned in securing the most qualified Directors, andWHEREAS, it would be in the best interest of all shareholders that the proposed method be adopted,THEREFORE, BE IT RESOLVED, that Section II, Article 7 of the Bylaws of Union Oil Company of California be amended to read as follows:"Section 7. Voting and Nominations:
>
> > "Also, a nominee or nominees for Director may be presented for election by any shareholder who owns, controls, or represents by proxy at least 125,000 shares of stock. The names of the nominees presented in this manner on or prior to the deadline set for shareholders Resolutions shall {*21} be included on the proxy statement and information about such nominee or nominees shall be included in the Notice of Annual Meeting to shareholders in the same manner as any, and all other nominee presented for election"... (Emphases added)

Union Oil claimed that the proposal was excludable from its proxy material under paragraph (c)(3), (c)(8) and (c)(10) of rule 14a-8 which are the exact same arguments presented by StorageTek to have Licht's proposal omitted from their Proxy Statement. The SEC Staff on February 24, 1983 refused to issue a "No-action Letter" and stated the following:

> The Division does not concur in your opinion that the proposal may be excluded under Rule 14a-8(c)(3), which allows the omission of a proposal that is contrary to any Commission's proxy rules. It is your opinion that the proposal is inconsistent with Rule 14a-11 and therefore it may properly be omitted from management's proxy material. It appears to the staff that the proposal relates to the selection in subsequent pears of nominees for election to the board of directors and not to the solicitation in opposition to management's nominees. Accordingly, we do not believe that management {*22} may rely on Rule 14a-8(c)(3) as a basis for omitting this proposal.In addition this Division does not concur in your opinion that the proposal may be omitted under Rule 14a-8(c)(8). The provision provides for the omission of a proposal that relates to an election to office. In our view this proposal does

not relate to the election of directors at a particular meeting, but rather to the procedure to be followed. To select nominees in general. Accordantly, we do not believe that the management may rely on Rule 14a-8(c)(8) as a basis for omitting the proposal.This Division does not concur in your opinion that the proposal may be excluded under Rule 14a-8(c)(10). In this regard it does not appear that the Company's existing nominating procedures are those requested by the proposal. Accordingly, we do not believe that management may rely on Rule 14a-8(c)(100 for omission of the proposal.

2. SEC RULING OPPOSING THE INCLUSION OF LICHT'S PROPOSAL IN STORAGETEK'S PROXY MATERIAL

UNOCAL CORPORATION, February 6, 1990

Ms Herrtha McKee, the same stockholder who submitted the above described stockholder proposal resubmitted the exact same proposal to Union Oil Company of California {*23} ("Union Oil"), on November 8, 1989 which states:

> WHEREAS, the best interests of the Union Oil Company of California dictate selection of the most qualified Directors available, andWHEREAS, all shareholders whose interests are affected by the policies initiated and/or adopted by the Board of directors are keenly concerned in securing the most qualified Directors, andWHEREAS, it would be in the best interest of all shareholders that the proposed method be adopted,THEREFORE, BE IT RESOLVED, that the Bylaws of Union Oil Company of California be amended to read as follows:"Section 7. Voting and Nominations:
>
> > "that, a nominee or nominees for Director may be presented for election by any shareholder who owns, controls, or represents by proxy at least 125,000 shares of stock. The names of the nominees presented in this manner on or prior to the deadline set for shareholders Resolutions shall be included on the proxy statement and information about such nominee or nominees shall be included in the Notice of Annual Meeting to shareholders in the same manner as any and all other nominee presented for election"...
> > (Emphases added)

The SEC Staff on February 6, 1990 reversed {*24} its previous ruling and refused to issue an "Enforcement Letter" and stated:

> "It appears that this proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections to the board which is a matter more appropriately addressed under Rule 14a-11. Accordingly, this Division will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's proxy materials."

3. SEC RULING OPPOSING THE INCLUSION OF LICHT'S PROPOSAL IN STORAGETEK'S PROXY MATERIAL

AMOCO CORPORATION February 14 1990

Mr. Kurt H. Wolff, a Stockholder of Amoco Corporation, on November 23, 1989 sent the following stockholder proposal identical to Licht's present proposal to management:

> "Resolve that the Board of Directors take what ever steps are necessary to provide that, effective with the 1991 annual meeting, in the event a shareholder or group of share holders representing more than $ 10,000.00 in market value of shares nominates a candidate for a position on the board of directors and secures that candidate's consent to be so nominated, that candidate's name and accompanying {*25} biographical data shall appear in the corporate proxy statement, and that candidate's name shall appear on the corporate ballot sent to shareholders, in the same manner as if the candidate had been nominated by the nominating committee."

The Staff on February 14, 1990 again did not recommend enforcement action based upon the following determination:

> "In so far as it seeks to implement a common ballot procedure, it appears that this proposal, rather than establishing procedures for nomination or qualification generally would establish a procedure that may result in contested elections to the board which is more appropriately addressed under rule 14a-11. Accordingly, this division will not recommend enforcement action to

the commission if the company excludes the proposal from its proxy materials."

4. SEC RULING SUPPORTING THE INCLUSION OF LICHT'S PROPOSAL IN STORAGETEK'S PROXY MATERIAL

PINNACLE WEST CAPITAL CORPORATION; March 26, 1993

Frank C. Gaber III a stockholder of Pinnacle West Corporation on November 7, 1992 submitted a stockholder proposal that is identical to Licht's present proposal. The objections filed by Pinnacle West Capital Corporation were indistinguishable {*26} to StorageTek's objections to Licht's proposal. If our system of laws is to have any meaning and the principle of equal justice for all is to prevail the staff must deny StorageTek's request for a No-action letter and require Storagetek to include Licht's proposal in their 1998 proxy materials that will be sent to all know shareholders. Mr. Frank C, Gaber III states:

> The shareholders of Pinnacle West Capital Corporation request that the board of directors ensure that all qualified, nominated candidates for the board of directors have their name placed on the proxy to be voted on by the shareholders of the corporation. In addition, the shareholders further request that the bylaws of the Corporation be amended to guarantee any qualified, nominated candidate(s) inclusion on the proxy statement."

On March 26, 1993 the SEC Staff again reversed its ruling and denied Pinnacle West's request for a No-action Letter stating:

> "The Division is unable to concur in your view that the proposal and supporting statement are false and misleading within the meaning of Rule 14a-9. Accordingly, we do not believe that the proposal may be omitted under Rule 14a-8(c)(3).The division {*27} is unable to conclude that the proposal may be excluded under rule 14a-8(c)(8). In the staff's view, the proposal will involve the procedures for nominating candidates, under the circumstances, we do not believe that rule 14a-8(c)(8 may be relied on as a basis to omit the proposal from the Company's proxy materials." (Emphases added)

Since the SEC Staff has reversed it ruling twice on the same question it is assumed that the most recent ruling made by Ms Amy Bowerman on March 26, 1993 relating to Mr Gaber proposal submitted to Pinnacle West Capital Corporation denying management's request for a "No-action Letter" is the controlling case and hence for the exact same reasons the SEC should deny StorageTek's request to exclude Licht's stockholder proposal to be included in the proxy material.

If the staff believes that Licht's supporting statement contains any questionable statements Licht would have no objection to either modify it accordingly or remove said statement.

LICHT'S OTHER BUSINESS AND PROFESSIONAL ASSOCIATIONS

StorageTek further argues that Licht's other business and professional activities prohibits Licht a stockholder of StorageTek from presenting his Stockholder {*28} Proposal to the stockholders of StorageTek for voting at the 1998 Annual meeting. Licht is a registered professional engineer in New York and Arizona. Licht further holds the following College Degrees:

> 1) BA, in Chemistry & Mathematics2) BEE In Electrical Engineering3) MS in Educational Administration4) PHD in Electrical Engineering

It is Licht's opinion that none of the above is a valid reason to disqualify Licht from exercising his right as a stockholder from submitting a stockholder proposal.

Licht is also the Senior Partner of "See More Light Investments" (the "Partnership"), a partnership that invests in debt securities in distressed companies. Licht has been the Senior Partner since 1975. Two of the general partners of See More Light Investments are Kent and Alysia Krueger (the "Kruegers"). Licht, the partnership and the Kruegers own the following StorageTek Common Stock individually all of which has been owned since StorageTek emerged from Bankruptcy in 1987.

> 1) Seymour & Elaine Licht 413 shares; certificate serial number 51685 dated 8/17/19922) See More Light Investments 22,540 shares; held in street name3) Kent & Alysia Krueger 27 shares certificate serial {*29} number ST60273 dated 11/17/93

BACKGROUND OF LICHT'S PRESENT STOCKHOLDER

PROPOSAL

Licht has submitted the subject stockholder proposal based upon his and his wife's joint ownership of 413 shares of StorageTek stock. Kent and Alysia Krueger although both General Partners of See More Light investments have submitted their own stockholder proposal based upon their ownership of 27 shares of StorageTek Stock that has a present market value of $ 1,674.00 and is in excess of the $ 1,000.00 market value requirement specified in Rule 14a-(8)(a)(1). The Kruegers" are over 21 years of age and the fact that they also live in Arizona where Licht lives and have a business relationship with Licht does not disqualify either Licht or the Krueger from submitting their own individual stockholder proposals.

In StorageTek's description of the previous stockholder proposals that Licht has submitted they conveniently and intentionally left out the fact that Licht's stockholder proposal for the 1997 stockholder meeting required that all outside directors must own a minimum of 2,000 shares of StorageTek stock for as long as they maintain their position as a director of StorageTek. On January 14, 1997 {*30} StorageTek requested the SEC to issue a No-action letter regarding their decision to omit Licht's proposal on the following grounds:

> 1) The Proposal was Contrary to the Commissions Rules;2) The Proposal relates to the election of officers;3) The Proposal Could Require the Company to Violate Federal Law;4) The Proposal is Not a Proper Matter for Shareholder Action Under Delaware Law;5) The Proposal is Beyond the Company's Power to Effectuate;6) The Proposal is Counter to a Proposal to be submitted by the Company.

On February 26, 1997 the SEC issued a Letter Ruling that denied StorageTek's request for a No-action letter assuming that Licht would modify his proposal in accordance with specific SEC recommendations, see copy of Sec Letter attached.

On February 27, 1997 StorageTek sent a letter to the SEC requesting reconsideration of its February 26, 1997 ruling that StorageTek may NOT exclude from StorageTek's proxy material Licht's stockholder proposal provided that he submits appropriate and timely response. StorageTek's request was denied by the staff on March 3, 1997 (see copy of letter attached).

It is to be noted that StorageTek has again presented almost identical {*31} reasons to support their omission of Licht's proposal. It is Licht's opinion that the SEC previous rejection of StorageTek's request for No-action letter applies equally well to Licht's present stockholder proposal.

LICHT'S RESPONSE TO EACH OF STORAGE TECHNOLOGY'S ALLEGATIONS

1. StorageTek Claimed that Licht's previous stockholder proposals disqualifies him from filing any new stockholder proposals:

> a) Requiring Officers and Directors to degorge themselves of profits made when they sold StorageTek stock based upon inside information b) Requiring StorageTek to disclose the severance package that its CEO Ryal Poppa will received upon his resignation; c) Require Ryal Poppa (CEO) to leave StorageTek immediately as opposed to waiting until the end of the year for his resignation to become effective, due to a conflict in interest. d) Require that each outside director be required to own a minimum of 2,000 shares of StorageTek stock while serving on the Board of Directors

Licht's present stockholder proposal attempts to amend the Corporate by-laws and or its Certificate of Incorporation to require StorageTek to include in their Proxy Statement the names of all individuals properly {*32} nominated by both the Board and three (3) or more stockholders who own a minimum of 3,000 shares of StorageTek stock as candidates for election to the Board of Directors.

Licht has read StorageTek's By-laws, Certificate of Incorporation and its Restated Certificate of Incorporation and SEC rule 14a-8 and was not able to find any reference to a restriction that if a stockholder has previously submitted other stockholder proposals he or she is prohibited from submitting any further stockholder proposals. The only reference to the submission of a Stockholder proposal is contained on page 32 of StorageTek's Proxy Statement dated April 8, 1997 which states:

> "Any proposal that a stockholder may desire to present to the Company's 1998 Annual Meeting of Stockholders must be received in writing by the Secretary of the Company on or before December 9, 1997, in order to be considered for possible inclusion in the Company's proxy materials relating to such meeting."

Of importance is that it does not say any stockholder except Licht. There is no restriction on the previous activity of a stockholder in order to be qualified to submit a stockholder proposal other than that which is stated {*33} in SEC Rule 14a-8 and requires that at the time of submission of a stockholder proposal the proponent must:

> 1) be the owner of 1% or $ 1,000.00 in market value of securities entitled to vote on the proposal at the meeting and have held such securities for at least one year, and shall continue to own such securities through the date on which the meeting is held.2) Provide proof of stock ownership;

> 3) Provide a written statement that the proponent intends to continue ownership of the subject stock up to and including the annual meeting date;4) Provide a written statement that the proponent intends to attend the subject annual meeting.

It is obvious that Licht has complied with the above SEC requirements otherwise StorageTek would have rejected Licht's Stockholder proposal on that basis.

Based upon StorageTek's argument Licht is a "SECOND CLASS STOCKHOLDER" and hence is not permitted to present a stockholder proposal relating to how individuals are to be nominated to the Board of Directors and what is contained in StorageTek's proxy statement.

2) That Licht's present Stockholder Proposal relates to the election to office and hence violates SEC Rule 14a-8(c)(8); {*34}

StorageTek claims that Licht's proposal should be excluded pursuant to Rule 14(a)-8(c)(8) and Rule 14(a)-11. In that it pertains to an election to office. Licht proposal relates to the changing of StorageTek's by-laws as to nomination procedure of candidates for the board of directors and the content of StorageTek's proxy material sent to stockholders and not the election of board members. Specifically Licht's proposal relates to modifying Article III Section 2 of StorageTeks By-laws regarding the procedure to be used to nominate candidates for the Board of Directors.

> This fact is clearly expressed in the first paragraph of Licht's proposal which states: "This stockholder proposal requests/ recommends that the Board of Directors take the necessary steps such as to modify the "Corporate By-laws" and or its Certificate of Incorporation" so as to implement the following action to become effective at the 1999 annual stockholder meeting of StorageTek and each subsequent meeting there after."

It is further to be indicated that an outside director is not an officer of the company and hence Rule 14(a)-8(c)(8) does not apply since it relates to the election {*35} of officers and not directors.

The Staff in its February 26, 1997 letter rejecting StorageTek's request for a No-action Letter claiming that Licht's proposal requiring all board member to own a minimum of 2,000 shares of StorageTek stock relates to an election of office. The Staff disagreed and determined that Licht's proposal related to the qualifications necessary to be a board member and not the election to office. For the exact same reason Licht's present proposal deals with the nomination of board candidates and the disclosure of same in Storagetek's proxy material and not the election of an officer of the Corporation.

It is also very clear that Rule 14(a)-11 is a very weak reed for StorageTek to rely on in support of their argument. Upon reading Rule 14(a)-11 it is clear that it deals with the election of directors and only directors unlike Rule 14(a)-8(c)(8) which deals with the election of officers and only officers. It is further noted that Rule 14(a)-11 relates to the form of the proxy and the solicitation procedure regarding the election or removal of a director. Since Licht's proposal only requires that StorageTek include the names and supporting statement of {*36} all candidates nominated by both the present board and any group of three (3) or more stockholder who own a minimum of 3,000 shares of stock to be included in StorageTek's proxy Rule 14(a)-11 clearly does not apply.

It appears to Licht that if anybody has a right to have a candidate for the Board of Directors name to be included in StorageTek's proxy statement it is the stockholders since they are the true owners of the company and not the Board of Directors some of whom do not own a single share of StorageTek stock.

3) That Licht's Stockholder Proposal Contains False and Misleading Information and is in Violation of Rule 14(a)-9;

StorageTek claims that Licht's proposal is vague and misleading regarding Licht's use of the terms "Individual" stockholders and "voting ballots" The above two terms have exactly the same meaning as used by StorageTek in Article III of the Corporation By-laws. Furthermore Licht refers the staff and StorageTek to the statement made on page #3 of StorageTek's 1997 Proxy Statement for a further clarification of the meaning of the above two terms and is quoted below:

Voting Securities of the Company

> "On the Record Date for the Annual Meeting, April 6, {*37} 1997, the Company had issued, outstanding and entitled to vote 61,518,782 shares of its common stock, $ .10 par value per share ("Common Stock"). Holders of shares of the Common Stock on the record date are entitled to vote at the annual meeting and at all adjournments or postponements thereof. Each holder of shares of the Common Stock is entitled to one vote for each share. In the election of Directors, such holders has the right

> to vote the number of shares owned for as many persons as there are directors to be elected. There is no cumulative voting in the election of Directors." (Emphases added)

On page #4 of StorageTek's letter contains the following statement that is beyond the comprehension of Licht:

> "StorageTek argues that Licht's Proposal fails to disclose: (I) the complexities of proposing a slate of directors in opposition to managements under Rule 4(a)-11 by shareholders submitting candidates in opposition to management, (ii) by whom the procedure must be followed, and (iii) what the procedure might be."

Licht is unaware of any complexity and StorageTek has failed to identify any. It is Licht's understanding that if there are ten board position {*38} open and the present board nominates ten candidates and four groups of three (3) or more stockholders each nominate four (4) candidates then there would be 14 candidates listed in StorageTek's proxy statement and the voting stockholders would then select 10 out of the fourteen candidates. The ten candidates who receive the highest number of votes would be elected to the board.

StorageTek then raised the question of additional cost that StorageTek would incur if Licht's proposal was adopted, but fails to estimate the additional cost.

It is Licht's opinion that the increase in expenses incurred by StorageTek by including the names of candidates nominated by other stockholder who met the requirement specified would be insignificant and most likely far less than the cost that StorageTek has incurred in opposing Licht's present proposal, Since StorageTek has raised the question of additional cost that it would incur if it adopted Licht's proposal Licht would like to know how does StorageTek management justify the additional expenses it incurred when it conducted a Board of Directors meeting in Toulouse France in 1997?

Lastly StorageTek states that Licht's statement that both the management {*39} and the board have a common interest in perpetuating the status-quo by voting for each other as being false and misleading. On page #6 of StorageTek's letter they state:

> "These statements are false and misleading in that Licht ignores the Company's existing policy and procedures for making nominations to the board of directors. Notice of the existence of these rights was included in the proxy statement sent to all stockholders in connection with the Company's 1997 Annual meeting. As stated therein, the company's Governance and Nominating Committee "nominates candidates for the board. The Committee will consider nominees recommended by stockholders." Licht does not mention the company's policy regarding recommendations from stockholders for nominations. Licht also ignores the Company's Bylaws, which permit nomination for election of directors to be made by any stockholder entitled to vote in the election of Directors, provided that the stockholder complies with certain notice provisions. In fact, Licht used such procedures at the company's last annual meeting to nominate himself for director."

What good does it do to have a stockholder nominate a candidate to the board if his {*40} name is excluded as a candidate in the company's Proxy Statement? Since over 95% of the votes cast at an annual meeting are done via proxy prepared by and sent to all stockholders by StorageTek. The individual stockholders who are voting via the proxy are unaware that there are other candidates nominated by stockholders in accordance with StorageTek's By-laws. Consequently the only votes that Licht received at the 1997 annual meeting for board member were from the individual stockholders who were present at the meeting in New York and received zero (o) votes from the proxies sent out by StorageTek.

What StorageTek has conveniently left out is what provision has StorageTek made to inform its stockholders that there were other nominees to the board other than those made by its present board of directors?

4) That Licht's Stockholder Proposal is designed to further a Personal interest and hence is in violation of SEC Rule 14a-8(c)(4)

For the first time Licht agrees with StorageTek that this proposal has been submitted by Licht to further his financial interest and the financial interest of all of Storagetek's common stockholders. Licht as a stockholder is interested in seeing his {*41} investment in StorageTek's increase. It is Licht's opinion that since StorageTek's stock has had no significant appreciation since its emergence from bankruptcy in 1987 that the fault lies with management and its board.

Lastly it is to be noted that StorageTek made the following statement on page #5 of their letter that is clearly contradicted by the facts known to StorageTek:

> "It seems quite obvious that Licht's prior actions and course of conduct that his main goal is to promote himself and disparage the company and its management. This

goal has been a common thread in a string of shareholder proposals by Licht beginning with the 1993 meeting and continuing in each year since (with the exception of the 1995 meeting), all of which have contained derogatory and disparaging remarks about the Company's officers and / or directors."

Prior to StorageTek's bankruptcy Licht was a bondholder/creditor of StorageTek. Upon confirmation of StorageTek's plan of reorganization on August 12, 1987 Licht's creditor claims was converted to a stockholder and he has maintained ownership of said securities until this present day. From August 12, 1987 until the 1993 stockholder meeting Licht remained {*42} silent and never even attended a single stockholder meeting. In 1992 StorageTek announced that it had $ 150,000,000.00 in orders for its "Iceberg Storage System" At that time 15 top officers and directors including CEO Ryal Poppa, exercised stock options and immediately sold the shares netting at least $ 5,400,000.00 in profits. Specifically Poppa exercised options to buy 10,000 shares of StorageTek for $ 3.43 per share and sold them for $ 69.38 netting $ 659,500.00 in profits. The other 14 officers and directors exercised options to buy about 90,200 shares, most at prices from $ 12.50 to $ 15.88 a share. The group sold about 92,800 shares from Jan. 28, 1993 to March 5, 1993 at $ 58.13 to $ 76.75 a share. Within two or three months StorageTek announced that the Iceberg project was being delayed and that StorageTek would not book $ 50,000,000.00 in revenue from Iceberg. StorageTek Stock dropped to less than $ 45.00 per share.

At this point Licht got infuriate and attended his first StorageTek stockholder meeting in Bolder Co. in May 1993 for the purposes to confront Poppa and the board regarding their selling stock based upon inside information. The answers that {*43} Licht received were unsatisfactory and Licht filed a complaint in federal court alleging that the 15 officers and director violated various federal securities law. The action was certified as a class action and Licht was designated as one of the class representative. StorageTek ultimately settled the matter and paid approximately $ 56,000,000.00 of which StorageTek paid approximately $ 34,000,000.00 which was in turn deducted from earnings and the officers and directors insurance company paid $ 22,000,000.00. Consequently Licht and all other stockholders of StorageTek paid over 50% of the settlement while Poppa and the other 14 officers and directors who sold their stock on inside information not only did not pay a single penny but kept their ill gotten gains.

Licht at this time determined that there must be a change in the board of directors if there is to be a change in StorageTek management. Further more if there is not a change in StorageTek management StorageTek would certainly end up in bankruptcy for a second time. All of Licht's efforts including his stockholder proposal in 1996 to require its outside directors to own a minimum of 2,000 shares of StorageTek stock has been {*44} instituted for the purpose to motivate and focus the outside directors attention to improve stockholder value. It is to be noted that StorageTek wanted to omit this stockholder proposal for the exact same reasons that they are now requesting a No-action letter for Licht's present stockholder proposal, but the SEC refused.

CONCLUSION

StorageTek's request for a No-action Letter is based upon two separate hypotheses: 1) A personal attack on Licht . The fact that Licht lives in the State of Arizona where the Kruegers live is no justification to omit Licht's stockholder Proposal; . The fact that the Kruegers are general partners in See More Light Investments along with Licht who is the Senior Partner is no justification to omit Licht's stockholder proposal; . The fact that See More Light Investments also owns StorageTek stock does not disqualify Licht or the Kruegers from each being able to file a stockholder proposal based upon their personal ownership of StorageTek stock. There is no justification for StorageTek to treat Licht and or the Kruegers as second class stockholder and deny them the right to file individual stockholder proposals, because they are general partners {*45} of See More Light Investments; . The fact that Licht has submitted other stockholders proposal in previous years is no justification to omit Licht's stockholder proposal:. . The fact that Licht has voiced strong criticism of management at previous StorageTek's annual meetings is no justification to omit Licht's stockholder proposal; . The fact that Licht has expressed his disappointment in the lack of improvement in shareholder value is no justification to omit Licht's stockholder proposal.

2) That Licht's proposal violates SEC Rule 14a-8(c)(8), Rule 14a-9, Rule 14a-8(c)(3) and Rule 14a-8(c)(4) and should be omitted:

. Rule 14a-8(c)(8) provides that any stockholder proposal that relates to an election to office can be omitted. Licht's stockholder proposal deals with the method that an individual is nominated to be a candidate for the board and to require StorageTek to include his name in their proxy material along with the slate of candidates nominated by the present board. Consequently there is no justification to omit Licht's stockholder proposal because it does not relate to the election of an officer. . Rule 14(a)-9 and Rule 14(a)-8(c)(3) {*46} provides that a stockholder proposal can be omitted from the corporations proxy statement if it contains false and misleading statements. It is clear that Licht's proposal to modify the nomination procedure for board candidates. Licht's stockholder proposal does not:

> A) does not make any predictions as to future market; B) does not directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper. Illegal or immoral conduct or associations, without factual foundation. C) does not fail to identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter. D) does not contain any claim made prior to a meeting regarding the results of a solicitation.

Since Licht's proposal does not contain any of the above and further the interpretation of "individual stockholder" and "voting ballots" has been shown to have the exact same meaning as these terms used by StorageTek in both their Bylaws and previous proxy statements there is no justification to omit Licht's stockholder {*47} proposal on the basis that his proposal contains false and misleading information.

. Rule 14a-8-(c)(4) provides that if a proposal relates to a personal claim or grievance against the registrant or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other securities holders at large said proposal can be omitted from the corporation proxy statement. Since the price of StorageTek's stock has not had any significant appreciation since emerging from bankruptcy over 14 years ago it is Licht's purpose to implement a change in board membership. The new board will then redirect management to focus their attention on improving stockholder value and further compensate management based upon performance as measured by increase in stock value as opposed to being paid for just being alive. If Licht is successful in changing the nomination procedure for board candidates all stockholders including Licht of StorageTek will benefit by having their stock increase in value. Since all stockholders of StorageTek will benefit equally if Licht's proposal is implemented there is no justification {*48} for StorageTek to omit Licht proposal since Licht clearly would receive no personal gains.

For all of the above reasons and in the interest of justice Dr. Seymour Licht hereby requests that StorageTek's application for a "No-action Letter" relating to their decision to exclude from their 1998 Proxy Material Licht stockholder proposal be denied.

Yours truly

Seymour Licht

INQUIRY-3:
StorageTek

Storage Technology Corporation
2270 South 88th Street
Louisville, Colorado 80028-4309
(303) 673-3128
Fax: (303) 673-4151

Office of
Corporate Counsel

Writer's Direct: (303/673-7919)

January 13, 1998

VIA OVERNIGHT COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Omission of Stockholder Proposals

Ladies and Gentlemen:

Storage Technology Corporation (the "Company"), a Delaware corporation, has received a proposal (the "Licht Proposal") from stockholder Dr. Seymour Licht, P.E. ("Licht") and another proposal (the "Krueger Proposal") from stockholders Kent and Alysia Krueger (the "Kruegers"), pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, {*49} as amended. This letter is to advise you that the Company has determined that it may omit the Licht Proposal and the Krueger Proposal (collectively, the "Proposals") from its proxy materials (the "Proxy Materials") for its Annual Meeting of Stockholders, currently expected to be held May 21, 1998 (the "Annual Meeting"), for the reasons set forth herein. The Company intends to file definitive copies of the Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about April 6, 1998. This letter also represents my opinion as Senior Counsel for the Company that the omission of the Proposals from the Proxy Materials is proper.

Request for No-Action Letter

The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Proposals are omitted from the Company's Proxy Materials. Enclosed are (i) six copies of the Licht Proposal (copy also attached hereto as Exhibit A), (ii) six copies of the Krueger Proposal (copy also attached hereto as Exhibit B) and (iii) six copies of this letter (which constitutes both a statement of reasons as to why such omission is proper and an opinion of {*50} counsel). By copy of this letter, the Company is simultaneously notifying Licht and the Kruegers of the Company's opposition to the Proposals and its intent to omit the Proposals from the Proxy Materials.

Also enclosed is an additional copy of this letter labeled "Return Copy," which I respectfully request be stamped with the date of your receipt hereof and returned to me in the self-addressed postage-paid envelope provided.

Background of the Proposals

In late 1992, 1993, 1995 and 1996, Licht submitted stockholder proposals to be included in the Company's Proxy Statements for its Annual Meetings of Stockholders held in May of each of 1993, 1994, 1996 and 1997. In late 1993, the Kruegers submitted a proposal to be included in the Company's Proxy Statement for its Annual Meetings of Stockholders held in May 1994. In March 1994, Licht submitted a sworn statement in support of the Kruegers' proposal.

This year, Licht initially sent a proposal to the Company on October 28, 1997 (the "October 28 Letter") relating to (1) a requirement that shareholder nominations for director be presented in the Proxy Materials and (2) a proposal that the Company adopt cumulative voting (a copy of {*51} Licht's October 28 letter is attached as Exhibit C). On November 7, 1997, the Company informed Licht that his letter contained more than one proposal in contravention of Rule 14a-8(a)(4). The Company requested that Licht reduce his proposals to one proposal.

On or about November 12, 1997, the Company received an amended Licht Proposal which differed from Licht's October 28 letter in that his request for cumulative voting had been removed (a copy of Licht's November 12 letter is attached as Exhibit D). On or about November 21, 1997, the Company received the Krueger Proposal, dated November 12, 1997, which deals with cumulative voting (Exhibit B).

On January 9, 1998, the Company informed Licht that his amended proposal exceeded the 500-word limit pursuant to Rule 14a-8(b)(1). On January 11, 1998, Licht sent the amended proposal to which this letter responds (Exhibit A).

For the reasons set forth herein, the Company is seeking a no-action letter with respect to the omission of the Proposals from the Company's Proxy Materials.

I. The Licht Proposal

Content of Licht Proposal and Grounds for Omission Generally

The Licht Proposal requests that the Company amend its by-laws {*52} and/or Certificate of Incorporation to provide for the direct nomination of candidates for the Company's board of directors by stockholders who own a combined minimum of 3,000 shares of the Company's stock.

Rule 14a-8(c) permits omission of a proposal if the proposal is contrary to any of the Commission's proxy rules and regulations. The Company believes that the Licht Proposal may be omitted from the Proxy Materials because the Proposal: (1) relates to an election to office [Rule 14a-8(c)(8)]; (2) is contrary to the Commission's Proxy Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials [Rule 14a-8(c)(3)]; and (3) is designed to benefit the proponent and further his personal interest of having his name in the proxy statement as a nominee for director [Rule 14a-8(c)(4)].

The Licht Proposal Relates to Election to Office.

The Company intends to exclude the Licht Proposal

pursuant to Rule 14a-8(c)(8), which provides a company with a means to exclude stockholder proposals that relate to an election to office. Quite simply, the Licht Proposal would lay the groundwork for Licht to attempt to get himself elected to the Board and would require the Company {*53} to give him free publicity for his self-nomination in the Company's proxy statement. At the Company's 1997 Annual Meeting of Stockholders, Licht nominated himself for director (having followed the required notice procedures in the Company's bylaws). This proposal is merely an attempt by Licht to have himself elected to office.

Moreover, the Licht Proposal is implicitly contrary to the policy and procedure of Rule 14a-11, which contemplates that disclosure regarding nominations for the board of directors in opposition to management will stand apart from the general proxy disclosure of the Company. The Commission's Staff has previously stated on more than one occasion that the presence of Rule 14a-11 in the proxy rules indicates that the shareholder proposal process is not the proper means for conducting election contests. In several instances, the Staff has explicitly rejected nearly identical proposals:

> There appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(c)(8). That provision allows the omission of a proposal that "relates to an election to office." In this regard, the staff particularly notes that the Commission has indicated {*54} that the "principal purpose of [subparagraph (c)(8)] is to make clear with respect to corporate elections, that rule 14a-8 is not the proper means for conducting campaigns . . . since other proxy rules, including rule 14a-11 are applicable thereto." Securities Exchange Act Release No. 12598 (July 7, 1976). it appears that this proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under rule 14a-11. Accordingly, this Division will not recommend enforcement action to the Commission if the proposal is omitted from the Company's proxy materials.

See Unocal Corporation, February 6, 1990; Amoco Corporation, February 14, 1990; Unocal Corporation, February 8, 1991. In each of these no-action letter requests, the Staff came to the same conclusion and used identical language to reach that conclusion. The Licht Proposal even admits in the supporting statement that, if it is implemented, it will then be "possible that a group of dissatisfied stockholders can be able to change the Board with out *[sic]* incurring the cost associated {*55} with a 'Proxy Battle'."

The Licht Proposal is False and Misleading

The Licht Proposal and Supporting Statement are also contrary to the proxy rules in that they contain false and misleading statements and make material omissions in violation of Rule 14a-9.

The Licht Proposal is vague and misleading (and, therefore, would be impossible to implement) in its use of the terms "individual" stockholders and "voting ballot." Does "individual" mean a natural person or is it surplusage? Does "voting ballot" mean the Company's proxy card or a written ballot handed out at the actual meeting? The Company's stockholders should not be presented with a proposal that is vague and misleading.

The Licht Proposal also fails to disclose (i) the complexity of proposing a slate of directors in opposition to management under Rule 14a-11 by shareholders submitting candidates in opposition to management, (ii) by whom the procedure must be followed, and (iii) what that procedure might be.

In addition, the Licht Proposal materially fails to reveal or discuss the potentially excessive costs to the Company of implementing the Licht Proposal. The Licht Proposal allows any three individual stockholders holding {*56} at least 3,000 shares of the Company's Common Stock in the aggregate to present a nomination. If all nominations from individuals or groups holding at least 3,000 shares must be accepted for dissemination, the result could be a hugely expensive and voluminous proxy statement that would be needlessly confusing to stockholders.

Finally, the Licht Proposal fails to address--and, in fact, affirmatively misrepresents--the Company's policies regarding stockholder nominations for the board of directors. In particular, the second and third sentences of the Supporting Statement are patently false and misleading:

> StorageTek's present management was selected by the present Board and hence it is obvious that the present management/Board have a common interest in perpetuating the status-quo by voting for each other. Other than abstain from voting by a dissatisfied stockholder which does nothing to change the Board a stockholder has no other option available to him to express his dissatisfaction.

These statements are false and misleading in that Licht ignores the Company's existing policy and procedures for making nominations to the board of directors. Notice of the existence of these rights {*57} was included in the proxy statement sent to all stockholders in connection with the Company's 1997 Annual Meeting. As stated therein, the Company's Governance and Nominating Committee "nominates candidates for the Board. The Committee will consider nominees recommended by stockholders." Licht does not mention the Company's policy regarding recommendations from stockholders for nominations. Licht also ignores the Company's Bylaws, which permit nominations for the election of Directors to be made by any stockholder entitled to vote in the election of Directors, provided that the stockholder complies with certain notice provisions. In fact, Licht used such procedures at the Company's last annual meeting to nominate himself for director.

The Company is aware that, in at least two no-action letters, the Staff has denied requests for a no-action position in a somewhat similar circumstance. *See Union Oil Company of California,* February 24, 1983 and Pinnacle West Capital Corporation, March 26, 1994. The Company is unable to discern a distinguishing fact pattern in the varied interpretations, but respectfully submits that the Unocal and Amoco no-action letters represent not only the weight {*58} of the authority on the subject, but also the sound policy reasons set forth herein. The rulings in Union Oil and Pinnacle do not address the lack of mechanisms for implementation, the open-ended cost problem and the probability of shareholder confusion that such a policy would present.

The Licht Proposal is Designed to Further a Personal Interest

The Company intends to exclude the Licht Proposal pursuant to Rule 14a-8(c)(4), which permits a company to exclude stockholder proposals that are designed to result in a benefit to the proponent or to further a personal interest. It seems quite obvious from Licht's prior actions and course of conduct that his main goal is to promote himself and disparage the Company and its management. This goal has been a common thread in a string of shareholder proposals by Licht beginning with the 1993 meeting and continuing in each year since (with the exception of the 1995 meeting), all of which have contained derogatory and disparaging remarks about the Company's officers and/or directors. In the early years, Licht did a poor job of hiding his real motivation behind the shareholder proposals, and the Staff of the SEC agreed not to object to omission {*59} of the proposals on the grounds that they represented a personal claim or grievance against the Company that was not shared by other shareholders. Storage Technology Corporation, March 23, 1993. In fact, in 1994 the Staff actually provided an "evergreen" no-action letter under the personal grievance subsection for any future shareholder proposals by Licht on the same topic. Storage Technology Corporation, March 21, 1994. As the years have gone by, Licht has continued to submit proposals while carefully avoiding running afoul of the "evergreen" no-action letter. But the fact remains that the Licht Proposal and the proposal by Licht's alter ego (the Krueger Proposal) are simply a continuation of Licht's ongoing personal disagreements with the Company and his self-promotion. Having his name in the proxy statement as a director nominee and trying to win a seat on the Board are simply the current manifestations of Licht's own personal interest in continuing to subject the Company to the costs of responding to his numerous, self-promoting suggestions, which are a detriment to the interests of the other shareholders. The Licht Proposal should be omitted under Rule 14a-8(c)(4).

For the above {*60} reasons, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Licht Proposal is excluded from the Proxy Materials.

II. The Krueger Proposal

Content of Krueger Proposal and Grounds for Omission Generally

The Krueger Proposal requests that the Company amend its by-laws and/or Certificate of Incorporation to provide for cumulative voting.

The Company believes that the Krueger Proposal may be omitted from the Proxy Materials because the Krueger Proposal: (1) is merely a re-submission of one of Licht's two original proposals contained in the October 28 Letter in an attempt by Licht to circumvent the single-submission limitation [Rule 14a-8(a)(4)]; (2) is contrary to the Commission's Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials [Rule 14a-8(c)(3)]; (3) relates to an election to office [Rule 14a-8(c)(8)]; and (4) is designed to benefit the proponents and further their personal interest of having their "alter ego's" name in the proxy statement as a nominee for director [Rule 14a-8(c)(4)].

The Krueger Proposal is an Impermissible Second Submission by Licht.

Rule 14a-8(a)(4) {*61} permits a proponent to submit a maximum of one proposal for inclusion in an issuer's proxy statement. In adopting the rule, the Commission noted the possibility that some proponents would attempt to evade the rule's limitations through various maneuvers, but held out the promise of no-action letters as a safeguard:

> The Commission is aware of the possibility that some proponents may attempt to evade the new limitations through vari-

ous maneuvers, such as having other persons whose securities they control submit [more than the permitted number of proposals]. The Commission wishes to make it clear that such tactics may result in measures such as the granting of requests by the affected managements for a 'no-action' letter concerning the omission from their proxy materials of the proposals at issue.

Release No. 12999, November 22, 1976. As noted in Texas Instruments, Inc., January 19, 1992, subsequent to the issuance of Release No. 12999, the Staff has indicated that "proponents will be treated as one proponent for purposes of the two-proposal limit when an issuer meets its burden of establishing that one proponent is the 'alter ego' of another proponent or that one proponent possesses {*62} 'control' over the shares owned of record, or beneficially, by another proponent." Texas Instruments, January 19, 1992.

Since the factors relevant to establishing a status of 'alter ego' or 'control' are peculiarly within the knowledge of the proponents, an issuer can rarely meet such a burden. Here, however, the factors are unusually evident.

First, on March 1, 1994, Licht submitted to the Staff, in support of a stockholder proposal submitted by the Kruegers, the following statements "under oath":

> See More Light Investments is a partnership doing business in the Sate of Arizona of approximately fifteen (15) years and that I, Seymour Licht is [sic] the Senior Partner. Kent and Alysia Krueger are General Partners of said partnership and have been same for more than one year. Alysia and Kent Krueger's capital investment are each equal to 4.11% of the partnership's total capital... SML Investments presently owns and has owned for the past year in Spartan Acct. # Y01-057827 16,011 shares of Storage Technology Common Stock ("STC"). Based on SML's Partnership Agreement both Alysia and Kent Krueger have been the beneficial owners of... shares of STC common stock for more than one year... {*63} I further state that it is the intention of SML Investments to continue to hold STC's stock for the immediate future, up to and past the forthcoming annual meeting of STC scheduled for some time in May of 1994.

Storage Technology, March 8, 1994. By Licht's own statements, Licht concedes that he, as the general partner of SML Investments, controls the disposition of the Krueger's stock. The Kruegers should be considered the alter ego of Licht and, as such, Licht's attempt to circumvent the single-submission requirement should be rejected.

Second, in a letter dated February 25, 1997, addressed to the Company, the Kruegers nominated Licht to serve on the Company's Board of Directors. By letter dated February 23, 1997 addressed to the Kruegers, Licht indicated his willingness to serve as a director and included a "Supporting Statement" to be included in the Company's proxy materials. Licht's letter was also submitted to the Company.

Third, the Licht Proposal and the Krueger Proposal, as well as the correspondence from the Kruegers and Licht dated February 25, 1997 and February 23, 1997, respectively, appear to have been written and printed on the same computer. Based on the Company's {*64} long history of Office of Chief Counsel January 13, 1998 correspondence with Licht including, but not limited to, those letters that became part of submissions to the Staff, it is the Company's belief that Licht is the author of the Krueger Proposal.

Finally, the Krueger Proposal was submitted just days after the Licht Proposal, and the subject matter of the two proposals, when taken together, constitutes the subject matter of Licht's October 28 Letter. After having been notified by the Company of the one-proposal limit, Licht apparently created the Krueger Proposal and had the Kruegers, general partners in Licht's investment partnership, sign it.

Since the Commission has stated explicitly that it would not permit such maneuvering in an attempt to escape the single-submission limitation, the Company may exclude the Krueger Proposal from the Proxy Materials.

The Krueger Proposal is False and Misleading.

The Krueger Proposal is also contrary to the proxy rules in that it contains false and misleading statements and makes material omissions in violation of Rule 14a-9. For instance, the Supportive Statement in the Krueger Proposal makes the following statements:

> Unless the voting {*65} procedure is changed or a very costly "Proxy Fight" is undertaken it is impossible to remove any present member of the board. Furthermore since the Board nominees are the only names that appear in StorageTek's "Proxy Statement" the re-election of each and every member is guaranteed each year. . . . The present election process is identical to the process used in Russia where only members of the communist part *[sic]* appeared on the ballot.... Unless there is a change in manage-

ment it will take another ten years to obtain another 30% increase in shareholder value.

The above statements are patently false. First, it is untrue that, absent a change in voting procedure, all current directors are assured of reelection. As noted above in relation to the Licht Proposal, various mechanisms, including the ability of shareholders to suggest candidates to the Company's Governance and Nominating Committee and the ability to nominate candidates at the annual meeting of shareholders, negate the Kruegers' statement. Second, the statement that the Company's voting procedure is "identical to the process used in Russia" is not only untrue, but offensive. Finally, the Kruegers' prediction that unless {*66} a change in management takes place shareholder value will not rise thirty per cent until ten years from now is rhetorical posturing that has no place in the Company's Proxy Materials. These statements contained in the Krueger Proposal are false and misleading and may be omitted from the Company's Proxy Materials.

The Krueger Proposal Relates to Election to Office.

The Company intends to exclude the Krueger Proposal pursuant to Rule 14a-8(c)(8), which provides a company with a basis to exclude stockholder proposals that relate to an election to office. As noted above in the discussion of the Licht Proposal, the whole purpose behind the Krueger Proposal is to help Licht get elected to the Company's Board without having to follow the proxy rules that relate to contested solicitations or incur the expense or preparing their own proxy materials. Licht is aware of the significant difficulties he might likely encounter in attempting to have himself elected. So he has again asked his business associates and friends, the Kruegers, to help him in his quest to become a director of the Company. This year, Licht's tactic is the submission of a proposal to force the Company to use cumulative {*67} voting in the election of directors. As such, the Krueger Proposal should be omitted because it relates to election to office.

The Krueger Proposal is Designed to Further a Personal Interest

The Company intends to exclude the Krueger Proposal pursuant to Rule 14a-8(c)(4), which permits a company to exclude stockholder proposals that are designed to further a personal interest. Licht's business associates, the Kruegers, seem to have a personal interest in helping Licht further his disagreement with the Company's management and in helping him get elected to the Company's Board of Directors by having cumulative voting invoked. It should be noted that Licht called upon his friends the Kruegers on at least one other occasion in the past when he had more than one proposal that he wanted to submit. However, at that time the Kruegers did not have a sufficiently large ownership interest in the Company to withstand the test of Rule 14a-8(a)(1), and their proposal was omitted on that basis. The Krueger Proposal should be omitted as a vehicle that is designed to promote the personal interests of its proponents and their alter ego, Licht.

III. Conclusion

Based on the foregoing, it is my {*68} opinion as counsel to the Company that (i) the Licht Proposal may be excluded under Rules 14a-8(c)(3), 14a-8(c)(4) and 14a-8(c)(8) and (ii) the Krueger Proposal may be excluded under Rules 14a-8(a)(4), 14a-8(c)(3), 14a-8(c)(4) and 14a-8(c)(8). The Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Licht Proposal and the Krueger Proposal are in fact excluded from the Proxy Materials. Should the Staff disagree with my conclusions regarding omissions of the Proposals, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response. My direct telephone number is (303) 673-7919.

Sincerely,

Lizbeth J. Stenmark
Senior Counsel

ATTACHMENT

SEYMOUR LICHT P.E.
SENIOR PARTNER
SEE MORE LIGHT INVESTMENTS
MERCHANTS OF DEATH
POST OFFICE BOX 4383
SCOTTSDALE, ARIZONA 85261
(602) 948-1730

January 10, 1998

Storage Technology Corporation
Corporate Secretary of the Company
2270 South 88th Street
Louisville, Colorado 80025-0001

Subject: Licht's Second Amended Stockholder Proposal for StorageTek's 1998 Annual Meeting

Reference:
a) Notice of Annual Meeting Stockholder Proxy Statement May 22, 1997 {*69}
b) 413 Shares of Storage Technology Certificate # ST 51685
c) Licht's original Stockholder Proposal dated October 28, 1997

d) Letter Stenmark to Licht Nov. 7, 1997
e) Licht's First Amended Stockholder Proposal, November 10, 1997
f) Letter Stenmark to Licht January 9, 1998

This will acknowledge receipt of the Reference (f) letter in which you informed me that my First Amended Stockholder Proposal to be presented for voting to StorageTek's Stockholders at the 1998 Stockholder Meeting exceeded the maximum of 500 words as specified in SEC Rule 14(a)-8(b)(1).

I agree with you that the subject Stockholder Proposal did contain 550 words and hence exceeded the maximum number by 50 words. The question that I have is:

"Don't you have any thing else to do but to count words on a page of a stockholder proposal?"

I wonder what Mr Weiss would say if he found out that his Senior Counsel is spending her time counting words of a stockholder proposal. I also wonder how your discovery that my stockholder proposal exceeded the maximum 500 word limit by 50 words and how does this fact improve StorageTeks bottom line. I can tell you that if a person working for me spent his or her time {*70} counting words in a letter that it would be the last thing that he or she would do for I would terminate him or her immediately "FOR CAUSE", the cause being incompetence.

Enclosed is my 'Second Amended Stockholder Proposal and Supporting Statement". I have further verified that the total number of words contained in both the "Stockholder Proposal and Supporting Statement" are 479.

Dr. Licht's Second Amended Stockholder Proposal for StorageTek's 1998 Annual Meeting is as follows:

> "This stockholder proposal requests/ recommends that the Board of Directors take the necessary steps, such as to modify the Corporate by-laws and or its "Certificate of Incorporation" so as to implement the following action to become effective at the 1999 annual stockholders meeting of StorageTek and each subsequent meeting there after. In order to provide the individual stockholders a choice in the election of the Board of Directors (the "Board") and to avoid the cost and effort of a "Proxy Battle" the Board will include in "StorageTek's Proxy statement" two list's of candidates for the Board. The first list will be those individuals nominated by the present Board. The second List will be all {*71} those candidates who were each nominated by at least three (3) individual stockholders who own a combined minimum of 3,000 shares of StorageTek stock at the time of the nomination and will continue to own same up to the date of the annual meeting. The nominating procedure will be in accordance with **Article 2 P 3** of StorageTek's Corporation By-laws. StorageTek's Proxy Statement will contain a voting ballot that lists all candidates who were properly nominated in alphabetical order and instruct the voting stockholder to select the number of candidates to be elected. The number of candidates equal to the number of vacancies who receive the maximum number of votes would then be elected to serve until the next election. Each candidate nominated by the stockholders will provide a "Supporting Statement" to he included in StorageTek's "Proxy Statement" in support of his/her candidacy.

SUPPORTING STATEMENT

> The subject Stockholder Proposal if adopted would provide all stockholder an alternative to the selection of Board members by present management StorageTek's present management was selected by the present Board and hence it is obvious that present {*72} management/ Board have a common interest in perpetuating the status-quo by voting for each other. Other than abstain from voting by a dissatisfied stockholder which does nothing to change the Board a stockholder has no other option available to him to express his dissatisfaction. At the present time any candidate nominated by a stockholder must prepare a separate "Proxy Statement" and distribute this statement to all registered stockholder at his own expense. The Company in the past has refused to include in its Proxy Statement/ voting ballot the names of any other candidates nominated by other stockholders. At the present time the only candidates listed in the company proxy statement were those candidates, usually the present board who were nominated by the present Board. By voting for this Stockholder Proposal you will be providing a mechanism where the stockholders of StorageTek will be able to voice their dissatisfaction of the Board and Company actions. It would then be possible that a group of dissatisfied stockholders can be able to change the Board with out incurring the cost associated with a "Proxy

Battle".

It is the proponent's, Licht, intention to continue to {*73} own the above stated number of shares of StorageTek up to and including the day of the 1998 Stockholder Annual Meeting. It is further the proponents intention to attend the 1988 Stockholder meeting of StorageTek when and where it is held.

Yours truly

DR. SEYOUR LICHT P.E.

EXHIBIT B

KENT & ALYSIA KRUEGER

4436 EAST LE MARCHE AVENUE

PHOENIX, ARIZONA 85032-4278

(602) 971-1494

November 12, 1997

Storage Technology Corporation
Corporate Secretary of the Company
2270 South 88th Street
Louisville, Colorado 80025-0001

Subject: Amended Stockholder Proposal; 1998 Annual Meeting

Reference:
a) Notice of Annual Meeting/ Stockholder Proxy Statement May 22, 1997
b) 27 Shares of Storage Technology Certificate # ST 60273

We, Kent and Alysia Krueger, registered stockholders of 27 shares of Storage Technology ("StorageTek"), Reference (b), hereby files a "Stockholder Proposal" to be presented to the stockholders of StorageTek at the 1998 stockholder meeting. The submission date for all stockholder proposals is December 9, 1997 as stated in the Reference (a) notice hence this "Stockholder Proposal" is timely filed.

We have owned the reference number of shares of StorageTek stock since November {*74} 19, 1993 and it is our intention to continue to own the above stated number of shares of StorageTek up to and including the day of the 1998 Stockholder Annual Meeting. Based upon a market closing price of $ 60.5 per share the total market value of our holdings is $ 1,633.50 which exceed the $ 1,000.00 minimum requirement of SEC Rule 14(a)-8(a)(1) for a stockholder to submit a proposal at the annual meeting. It is further the proponent's intention to attend the 1998 Stockholder meeting of StorageTek when and where it is held or in the alternative to have said stockholder proposal presented by a duly appointed representative in accordance with SEC Rule 14(a)-8(a)(2).

The Stockholder Proposal is as follows:

> "This stockholder proposal requests/ recommends that the Board of Directors take the necessary steps, such as to modify the Corporate by-laws and or its "Certificate of Incorporation" so as to implement the following action to become effective at the 1999 annual stockholders meeting of StorageTek and each subsequent meeting there after. In order to facilitate a change in the membership of the Board of Directors (the "Board") by dissatisfied stockholders {*75} the provision of Article II Section 8 of Storage Technology Corporation's By-Laws shall be amended so as to permit "CUMULATIVE VOTING" regarding the election of Board members.

SUPPORTING STATEMENT

Unless the voting procedure is changed or a very costly "Proxy Fight" is undertaken it is impossible to remove any present member of the board. Further more since the Board nominees are the only names that appear in StorageTek's "Proxy Statement" the re-election of each and every member is guaranteed each year. The company has in the past refused to include in StorageTeks "Proxy Statement" the names of candidates that were nominated to the Board of Directors by stockholders. Consequently the stockholder have only the slate of candidates to vote for who were nominated by the present board. This in effect perpetuates the re-election of each Board member for as long as they want to serve. The present election process is identical to the process used in Russia where only members of the communist part appeared on the ballot.

By permitting "Cumulative Voting" each dissatisfied stock holder will be able to cast all ten votes for a single candidate instead of cast one vote for ten different {*76} candidates. Consequently with cumulative voting it is possible that an independent candidate would be able to increase the number of votes received by a fact often (10) as opposed to the present voting system. Since the ten candidates that receive the highest number of votes would then be elected to the Board it is possible that a candidate not nominated by the present board could be elected without requiring an increase in the number of stockholders voting for him or her.

With Cumulative Voting a small group of dissatisfied stockholders would then have a voice on the Board and could become the lighting rod that would bring about change in management and its self serving policy. The proponent strongly recommends that each stockholder vote for this proposal if you are dissatisfied with the performance of present management. It is to be remended that when StorageTek emerged from bankruptcy in 1987 its stock was $ 46.625 per share (adjusting for the one for ten reverse split). At the present time, ten years later, StorageTek's stock is $ 60.50 per share which represents a gain of $ 14.25 per share or 300A increase. Unless there is a change in management it will take another ten years {*77} to obtain another 30% increase in shareholder value. It is to be noted that during the same period of time the Dow Jones Industrial Average was approximately 1800 when StorageTek emerged from bankruptcy and today it is approximately 7500. This is an increase of 5700 or 324%. Remember StorageTek has never ever paid a dividend and in all likelihood will not pay a dividend in the foreseeable future. ARE YOU SATISFIED WITH THE PERFORMANCE OF STORAGTEK'S MANAGEMENT?

A vote for this proposal will enable those stockholders who are dissatisfied with present management to obtain representation on StorageTek's Board of Directors.

A very dissatisfied stockholder

KENT KRUEGER

ALYSIA KRUEGER

Securities Exchange Act of 1934 -- Rule 14a-11, 14a-8(c)(8)

February 4, 1998

{*1} BellSouth Corp.

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 4, 1998

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: BellSouth Corp. (the "Company")
Incoming letter dated December 18, 1997

The proposal recommends an amendment to the by-laws providing that shareholder nominees to the board shall be included in the Company's proxy statement and proxy card, even if the board recommends a vote against such person.

It appears that this proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under rule 14a-11. Accordingly, the Division will not recommend enforcement action to the Commission if the Company excludes the proposal from its proxy materials in reliance upon rule 14a-8(c)(8). It is unnecessary to address the alternative basis for excluding the proposal that the Company identifies.

Sincerely,

Sanjay M. Shirodkar
Attorney-Advisor

INQUIRY-1: Hubert C. Blankenship
1385 Black Forest Run
Douglasville, Georgia 30134
770-489-1385

January 29, 1998

Securities and Exchange Commission
{*2} Office of Cheif Councel
Division of Corporation Finance
450 Fifth Street. N.W.
Washington D.C. 20549

Re: BellSouth Corporation
Commission File No. 1-8607
14a Proxies

Dear Sir:

I am a shareholder in BellSouth Corporation. In 1997 I was nominated to be a nominee for the Board of Directors of BellSouth. I did not suceed in this venture.

I personally solicited other BellSouth shareholders to enter my name on their corporate proxy ballot or to allow me to enter my name on their ballots, (enclosed as exhibit A.)

I am writing to ask if this is proper under 14a and how I can obtain the proper approval of the Securities and Exchange Commission for this procedure.

BellSouth has written me that if I obtain proxy votes in this manner the proxies will not be counted, (enclosed as exhibit B).

I canot afford the enormous costs that BellSouth spends to send out proxies. Neither do I think any of the present Board of Directors of BellSouth could afford these costs out of their own pockets. This is a deterrent for any shareholder to incur. This blocks any shareholder from having any voice on the board of directors, Since only the affirmative votes are counted toward voting for directors. This {*3} means only one (1) share voted elects the board of directors. This doesn't sound like a very democratic election!

I am going to be nominatied again in 1998 to be a nominee for the Board of Directors of BellSouth. Since I am a shareholder of this corporation I should have the same rights as the Board of Directors.

Thank you for any direction you can provide in this matter.

Sincerely yours,

Hubert C. Blankenship

INQUIRY-2: Hubert C. Blankenship
1385 Black Forest Run
Douglasville, Georgia 30134
770-489-1385

January 8, 1998

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street. N.W.
Washington D.C. 20549

Re: BellSouth Corporation
Commission File No. 1-8607
Rule 14a-8, Proposals of Security Holders

Ladies and Gentlemen:

I received on December 24, 1997 a copy of BellSouth Corporation's intention to omit my stockholder proposal from inclusion in the BellSouth Proxy Statement for its 1998 Annual Meeting Of Shareholders.

In response to counsel for BellSouth Corporation.

1. Rule 14a-8(c)(4). My proposal does not address any personal claim or grievance against BellSouth or any other person The only benefit I would {*4} derive would be that I would be added to BellSouth's proxy material, if I was to be nominated to become a director of BellSouth. This benefit would be available to all stockholders not just myself. Since this is a proposal to the BellSouth Corporation by-laws it would not be effective until 1999 if adopted. Yes, I would like to be a director of BellSouth Corporation. As a retired employee of BellSouth Corporation I believe I could offer the Board of Directors of BellSouth a working person's view. This is why I have nominated myself for director at the 1996 and 1997 Annual Meeting of Shareholders.

2. Rule 14a-8(c)(8) Yes, A reform is needed to change the procedures to elect directors to BellSouth Board of Directors. I have included as Exhibit (A) a copy of BellSouth Corporation by-laws Amended April 24, 1995 Section 1, Annual Meeting and a copy of BellSouth Corporation by-laws Amended November 24, 1997 Section 1, Annual Meeting. This section of the by-laws have been drastically changed by the Board of Directors. All the changes relate to blocking shareholders from making proposals or nominations. All the changes relate to election of officers. My proposal opens the election process {*5} to all shareholders not just the Board of Directors.

As a shareholder I have tried to create change in the way BellSouth responds to shareholders. That is why I am going to be nominated again in 1998 to be a candidate for the Board of Directors. I have solicited other shareholders to place my name on the proxy ballots in 1997 and 1998. Enclosed as Exhibit (b) is a letter asking for shareholder support, Exhibit (c) are both sides of a 1997 proxy ballot showing the addition of my name. The inspector of Voting from C T Corporation did not count 539 proxies voted at the 1997 Annual Meeting of Shareholders. Enclosed as Exhibit (D) is a letter from Mr. Mark Butterworth explaining what happened to these proxies. I do not agree with the explanation.

In the event that the Staff does not concur with my position that my proposal will be included in the BellSouth 1998 proxy material and ballot I would appreciate an opportunity to personally confer with the Staff to explain my position and concerns pretaining to my proposal and nomination.

In closing, I as a shareholder should be able to have my proposals and nominations voted on just as the Board of Directors proposals and nominations. I too am {*6} part of BellSouth.

A copy of this letter is being mailed concurrently to BellSouth pursuant to Rule 14a-8(d) to advise BellSouth to my opposition to omitting my proposal from its proxy material. Five additional copies of this letter and the attachments are also enclosed. Please acknowledge receipt of the enclosed copy of this letter and its enclosures by returning in the enclosed self-addressed, stamped envelope. In addition if you have any questions or comments concerning this letter. Please contact me at (770)489-1385.

Very truly yours,

Hubert C. Blankenship

INQUIRY-3:
Bellsouth Corporation
Legal Department-Suite 1800
1155 Peachtree Street, N.E.
Atlanta, Georgia 30309-3610
404 249-3875

December 18, 1997

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BellSouth Corporation
Commission File No 1-8607
Rule 14a-8, Proposals of Security Holders

Ladies and Gentlemen

BellSouth Corporation ("BellSouth" or the "Company") has received from Mr. Hubert C. Blankenship, by letter dated April 28, 1997, a shareholder proposal {*7} (the "Proposal") for inclusion in the BellSouth proxy statement for its 1998 Annual Meeting of Shareholders. The Proponent included with the Proposal a supporting statement (the "Supporting Statement") which sets forth the Proponent's reasons for advocating that the Proposal be adopted by the Company's shareholders. Copies of the Proposal and the Supporting Statement are attached as Exhibit "A".

The Proposal states as follows:

"I recommend a change to be added to the BellSouth Corporation By-Laws as amended September 24, 1994. Specific [sic] Article I, Section 1.a, Annual Meeting, end of sentence. 'That such person nominated shall be included in the company proxy statement and included on the company ballot, even if the Board of Directors recommends a vote against such person.'"

For the reasons set forth below, BellSouth intends to omit the Proposal from its proxy materials and requests that you confirm that the Division will not recommend enforcement action to the Commission if the Proposal is omitted.

As counsel for BellSouth, it is my opinion that the Proposal can be properly omitted from the Company's proxy materials under Rules 14a-8(c)(4) and 14a-8(c)(8) under the Securities {*8} Exchange Act of 1934, as amended.

1. Rule 14a-8(c)(4). Rule 14a-8(c)(4) permits the exclusion of a shareholder proposal from a registrant's proxy materials if it "relates to the redress of a personal claim or grievance against the registrant,... or it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security-holders at large." The Division has indicated that proposals presented in broad terms in an effort to be of general interest to all shareholders may nevertheless be omitted from a proxy statement under Rule 14a-8(c)(4) when clearly designed to redress a personal grievance or further a personal interest. In addition, the SEC has acknowledged that applying paragraph (c)(4) requires "determinations essentially involving the motivation of the proponent in submitting the proposal." Release 34-19135 (October 14, 1982). Mr Blankenship's actions over the last several years shows that his personal desire to become a director of BellSouth Corporation is the motivation for his Proposal.

In each of the last two years, BellSouth has received a letter asking it to nominate Mr. Blankenship, a retired {*9} employee of the Company, as a director. Mr. Blankenship's name was duly submitted to the Nominating and Compensation Committee of the Board of Directors, which considered his nomination and determined that it would not be advisable to propose his election as a director of BellSouth. In both 1996 and 1997, Mr. Blankenship, after complying with the advance notice provisions set out in the Company's By-laws, presented a motion at the BellSouth Annual Meeting of Shareholders nominating himself as a director of the Company. In 1997, he also presented the same by-law amendment that is presented in the Proposal this year. Over the course of this time, representatives of the Company have spent a considerable amount of time speaking and corresponding with Mr. Blankenship and helping him with the shareholder proposal processes.

As a non-management nominee, Mr. Blankenship's personal interest in his proposal is significantly different than the interest of shareholders at large. Mr. Blankenship wishes to inform shareholders about his candidacy but presumably does not want to distribute his own proxy materials. Although at the date of this letter, the Company has not received Mr. Blankenship's {*10} formal request to be nominated as a director at the 1998 Annual Meeting of Shareholders, he has verbally informed the Company that he intends to submit his name again this year. We fully expect that he will also seek election in future years, given his repeated and continuing interest in being elected to the BellSouth Board. Accordingly, it is not speculation but more than likely that Mr. Blankenship's motivation in submitting the Proposal is the prospect that he would personally benefit, as a director nominee, by the inclusion of his name in future BellSouth proxy materials.

The Staff has previously addressed a situation virtually identical to this one. In General Motors Corporation (February 18, 1994), the proposal mandated that the bylaws of the company be amended to require that a list of all persons eligible to be nominated to the board of directors would be mailed to all stockholders along with the Notice of Annual Meeting of Shareholders. The proponent of the proposal was also a shareholder who had attempted to be nominated to the board of directors for several years. The Staff agreed that the proposal could be excluded from the company's proxy materials in reliance on Rule {*11} 14a-8(c)(4). The instant Proposal should also be excludable under Rule 14a-8(c)(4).

2. Rule 14a-8(c)(8). Rule 14a-8(c)(8) allows the exclusion of a proposal if it "relates to an election to office." The SEC has stated that "the principal purpose of [paragraph (c)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including Rule 14a-11, are applicable." Release No. 34-12598 (July 7, 1976) Through his Proposal, Mr. Blankenship is attempting to effect a "reform" in BellSouth's procedures for electing directors by shareholders, and the Proposal may therefore be omitted under Rule 14a-8(c)(8). See also, Unocal Corporation (February 8, 1991) (proposal requiring the registrant to include information about any shareholder's nominee in its proxy material excludable because proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under Rule 14a-11.)

In the event that the Staff does not {*12} concur with the Company's position that the Proposal may be excluded from the Company's 1998 Proxy Materials, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. A copy of this letter is being mailed concurrently to the Proponent, pursuant to Rule 14a-8(d), to advise him of BellSouth's intention to omit the Proposal from its proxy material. Five additional copies of this letter and the attachments are also enclosed. Please acknowledge receipt of the enclosed copy of this letter and its enclosures by stamping the enclosed acknowledgment copy and returning it to us in the enclosed self-addressed, stamped envelope. In addition, should you have questions or comments concerning this letter, please contact the undersigned at (404) 249-3875.

Very truly yours,

Marcy A. Bass

Exhibit B

BELLSOUTH

BellSouth Corporation
Suite 14806
1155 Peachtree Street, N.E.
Atlanta, Georgia 30309-3610

404 249-2410
Fax 404 249-2060
800 241-3419

June 2, 1997
Hubert C. Blankenship
1385 Black Forest Run
Douglasville, GA 30134

Dear Mr. Blankenship:

This {*13} letter will follow up on our conversation this afternoon. At the Annual Meeting of Shareholders, you delivered to BellSouth 539 proxy cards naming you as proxy to vote the shareholders shares at the meeting. The purpose of this letter is to make you aware of two issues regarding those proxies.

First, although you delivered properly prepared proxies to us at the Annual Meeting, you did not cast a ballot indicating how the shares represented by those proxy cards should be voted. The proxy cards merely named you as proxy for the particular shareholders and authorized you to vote as indicated on the proxy card with respect to the issues specified on the proxy card and in your discretion with respect to any other matters that arose at the meeting. The ballots that were passed out at the meeting were to be used to actually vote the shares represented by the proxy cards. The Inspector of Voting, an independent representative from CT Corporation, has refused to include the shares represented by the proxies in the final tally because a ballot voting the shares did not accompany the proxy cards. Due to the number of shares controlled by the Directors' Proxy Committee, the results of the voting {*14} would not have changed if the shares represented by these proxies had been included.

Secondly, the number of proxies you delivered has caused us to question whether you are familiar with and in compliance with the rules of the Securities and Exchange Commission (SEC) relating to the solicitation of proxies. We feel that it is necessary to inform you that we will not be able to count the shares represented by the proxies delivered to us at future meetings unless you can demonstrate that you are in compliance with the rules of the SEC.

The SEC's proxy rules provide that a solicitation of proxies from more than 10 persons may be carried out only if the Commission's strict proxy solicitation requirements are followed. Although we will not attempt to review these rules or give you advice on compliance, I would simply mention that the rules require that specific filings be made with SEC and that proxy statements prepared by the soliciting party be provided to the persons whose proxies are requested. These rules aren't mere formalities -- they provide very important safeguards enabling shareholders of public companies to make an informed decision in voting or in naming someone to vote their {*15} stock by proxy.

I strongly suggest, for your own protection, as well as for that of our shareholders, that if you intend to solicit proxies in the future, you obtain copies of the relevant SEC rules and also consult with an experienced securities attorney who can help you understand the process. You should be aware that persons who violate the proxy rules are subject to enforcement actions by the SEC.

Proxies obtained in violation of the proxy rules ordinarily would not be included in the shareholder vote. Again, if you deliver a large number of proxies to BellSouth in the future, we will not include the shares they represent in the shareholder vote unless you can demonstrate that you are in compliance with the SEC rules. Please understand that we would take this action in order to protect our shareholders against attempts by any persons to solicit proxies without providing the information required by the proxy rules. Our overriding goal is to maintain the integrity of our shareholder voting process. We want you to be fully aware of the issues involved so that you will not inadvertently create a voting problem or run afoul of the law.

Attached for your information are the final results {*16} of the voting on the issues presented at the Annual Meeting. As you can see, the results include the shares properly voted by other shareholders at the meeting for you as a director and for your recommended by-laws change

This letter will also acknowledge receipt of the shareholder proposal you delivered at the Annual Meeting for inclusion in the proxy materials for the 1998 Annual Meeting. We are in the process of researching your proposal and will be in touch regarding this issue in the near future.

Sincerely,

Mark D. Butterworth

EXHIBIT A

Share Holder Proposal
April 28, 1997

From

Hubert C. Blankenship
1385 Black Forest Run
Douglasville, GA 30134

Record owner of 533 shares of common stock of BellSouth Corporation.

RESOLVED:

I recommend a change to be added to the BellSouth Corporation By-Laws as amended September 24, 1994. Specific Article I, Section 1.a, Annual Meeting, end of sentence. "That such person nominated shall be included in the company proxy statement and included on the company proxy ballot, even if the Board of Directors recommends a vote against such person.

Reasons:

1. Stockholders should be allowed to vote for nominated directors {*17} other than BellSouth directors nominees.

2. Shareholders should have a voice in BellSouth Corporation, at present BellSouth is owned by many shareholders whose vote is worthless in directing BellSouth Corporation.

3. At the present time only one (1) share from any BellSouth director can control BellSouth Corporation.

4. A vote to add this By-Law change will make BellSouth Corporation more responsive to shareholders.

5. All directors at the present time have been first appointed to the Board of Directors. Then when the director becomes eligible for reelection the Board of Directors nominates themselves to be reelected. The shareholders have no input or control over this procedure.

Thank you very much

Hubert C. Blankenship
1385 Black Forest Run
Douglasville, GA 30134
S.S.# 254-60-0670
Telephone 770-489-1385

Securities Exchange Act of 1934 -- Rule 14a-8(i)(8)

March 22, 2001

{*1} General Motors Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 22, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 26, 2001

The proposal provides that General Motors should publish the names of all nominees, revise its proxy statement to include all nominees, and publish the number of shares voted for each nominee.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

INQUIRY-1: GM

General Motors Corporation

Legal Staff

300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Facsimile

(313) 665-4978

Telephone {*2}

(313) 665-4927

January 26, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14-8(j), to omit the proposal received on December 20, 2000 from Mary Ashley Lauve (Exhibit A) from the General Motors Corporation proxy materials for the 2001 Annual Meeting of Stockholders.

The proposal states:

> "Resolve: GM publish the names of all nominees for Director along with a 20 word goals statement (if they wish to state one) in the Notice of Annual Meeting. Revise the Corporate Proxy Statement to inclued *[sic]* all nominees. GM to publish the election results with the # shares voted for each nominee."

General Motors intends to omit the proposal pursuant to the provisions of paragraph (i)(8) of Rule 14a-8, which permits exclusion "if the proposal relates to an election for membership on the company's board of directors or analogous governing body." The SEC has stated that "the principal purpose of [this grounds for exclusion] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting {*3} elections or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto" (emphasis added). SEC Release No. 34-12598 (July 7, 1976).

The Staff has consistently permitted the omission of stockholder proposals that seek to mount election contests, or to establish procedures that would make election contests more likely. For example, in Amoco Corporation (February 14, 1990), a proposal to permit any stockholder with more than $ 100,000 worth of voting stock to nominate a candidate for the board of directors was deemed excludible, not because it applied to the election of any specific individual, but because it could result in contested elections for individual director vacancies. More recently, in Storage Technology Corp. (March 11, 1999), the registrant was permitted to omit a proposal requesting that the company amend its charter documents to permit stockholders in groups of at least three to include their own nominees to the board of directors in the company's proxy materials. The Staff's response stated that the proposal, "rather than establishing procedures for nomination or qualification generally, would establish {*4} a procedure that may result in contested elections, which is a matter more appropriately addressed under Rule 14a-11."

At the time the proxy material is published and until the annual meeting is held, the only nominees for director are those nominated by the GM board. It is not entirely clear if "nominees" as used in the proposal is meant to include individuals as to whom General Motors has received notice pursuant to its bylaws that a stockholder intends to nominate them at the annual meeting. Since the Reason refers to stockholders' desire to make changes we will assume that the intent of the proposal is to include the names and other information about all possible nominees that the company is aware of, so that GM's proxy materials would include information regarding candidates opposing the board nominees. The supporting statement shows that the proponent expects stockholders to use this procedure "to register dissent about a given candidate," or "to oppose a candidate that has failed" to perform his or her duties properly or has "other problems." In fact, the stockholders' "method to make changes" that the Reason refers to is an election contest and should be subject to Rule {*5} 14a-11 and the restrictions that the proxy rules impose on proxy contests. The Commission has already determined that stockholder proposals under Rule 14a-8 should not be used to create procedures that are likely to result in election contests, and this proposal may therefore be omitted under Rule 14a-8(i)(8).

In letters dated April 10, 2000, the Staff declined GM's request for no-action treatment with regard to a proposal that required the board to nominate twice as many candidates as director vacancies, but granted a no-action request by GM for a proposal that a proxy advisory firm make recommendations about candidates for director and management proposals. The distinction between the two proposals was that the proposal that could be omitted set up an opposition between the proxy advisor and the company's positions, where the non-excludable proposal merely increased the number of individuals nominated by the board--the proxy material would still be used only for soliciting votes for the board's nominees. In this case, if the proposal is referring to persons who may be nominated at the annual meeting by stockholders it should be excludable as creating a proxy contest between candidates {*6} nominated by the board and other nominated by other stockholders.

GM currently plans to print its proxy materials in early April. Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2001 Annual Meeting of Stockholders.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

ATTACHMENT

Mary Ashley LAUVE

622 Sunningdale

Grosse Pointe, MI

48236

(313) 884-4924

Dec 20, 2000

To Anne Larin
General Motors
FAX (313) 665-4978

Please present this proposal at the 2001 Annual Meeting. List my Name & address in the [ILLEGIBLE TEXT] Meeting. I own 400 shares of GM common John Lauve or Louis Lauve will represent me at the Annual Meeting.

Resolve: GM publish the names of all nominees for Director along with a 20 word goals statement (if they wish to state one) in the Notice of Annual Meeting. Revise the corporate Proxy statement to inclued all nominees. GM to publish the election results with the # shares voted for each nominee.

Reason The Directors have not stopped the market share decline. The shareholders need a method to make changes without having to sell their stock.
{*7}
Mary Ashley Lauve

Securities Exchange Act of 1934 -- Rule 14a-8(i)(8)

March 23, 2000

{*1} Kmart Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 23, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kmart Corporation
Incoming letter dated January 10, 2000

The proposal relates to including a non-management candidate for election to the board of directors in Kmart's proxy statement and to the board developing a system to advance the candidacy of that non-management nominee.

There appears to be some basis for your view that Kmart may exclude the proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if Kmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Kmart relies.

Sincerely,

Jonathan Ingram
Attorney-Advisor

INQUIRY-1: SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

919 THIRD AVENUE

NEW YORK 10022-3897

TEL: (212) 735-3000

FAX: (212) 735-2000

http://www.skadden.com

January 10, 2000

Rule 14a-8(i)(2), Rule 14a-8(i)(3),
Rule 14a-8(i)(6) and Rule 14a-8(i)(8)
{*2}
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the International
Brotherhood of Electrical Workers' Pension Benefit
Fund for Inclusion in Kmart Corporation's
2000 Proxy Materials

Ladies and Gentlemen:

Kmart Corporation (the "Company") has received a shareholder proposal (attached hereto as Exhibit A and referred to herein as the "Proposal") "urging management to take the necessary steps to establish a shareholder right of access to the Company's proxy statement for the purpose of presenting a non-management candidate for election to the Board of Directors. The proxy statement access rights afforded to a qualifying shareholder or group of shareholders would allow for the advancement of the candidacy of a single non-management nominee to be added to the Company's board of directors. An individual shareholder or group of shareholders holding 2% of the Company's outstanding shares of common stock would be afforded this proxy statement access right. The Board is charged with the task of developing a system of shareholder access to the {*3} Company proxy statement to advance the candidacy of a non-management Board candidate that conforms to Company bylaws, articles of incorporation and state law." Such Proposal has been received from the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent").

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal from the Company's proxy materials for the 2000 annual meeting of shareholders (the "2000 Proxy Materials"). This letter constitutes the Company's statement of the reasons for which it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing to request that the Division confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action if the Proposal is omitted. We have been advised by the Company as to the factual matters set forth herein.

Summary

It is the Company's belief, with which we concur, that the Proposal may be omitted from the 2000 Proxy Materials because (i) {*4} the Proposal would, if implemented, cause the Company to violate state, federal and/or foreign laws to which it is subject in violation of Rule 14a-8(i)(2); (ii) the Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy solicitation materials (Rule 14a-8(i)(3)); (iii) the Company lacks the power and authority to implement the Proposal (Rule 14a-8(i)(6)); and (iv) the Proposal relates to an election for membership on the Company's Board of Directors (Rule 14a-8(i)(8)).

Discussion

A. Rule 14a-8(i)(2)

Rule 14a-8(i)(2) permits a registrant to omit a shareholder proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

Section 450.1501 of the Michigan Business Corporation Act (the "MBCA") provides that "the business and affairs of a corporation shall be managed by or under the direction of its board, except as otherwise provided in this act or in its articles of incorporation." Mich. Comp. Laws Ann. § 450.1501. Neither the MBCA nor the Company's Restated Articles of Incorporation and Bylaws contain any provisions that in any way limit the general authority of {*5} the Board to manage the business of the Company that is relevant to the provision of a right of access to the Company's proxy statement for the purpose of presenting a "non-management" candidate for election to the Board.

Under Michigan state law, directors of a corporation owe a fiduciary duty to the corporation and to the corporation's shareholders, collectively. See. e.g., **Wallad v. Access Bidco, Inc., 600 N.W.2d 664, 666 (Mich. Ct. App. 1999); Salvador v. Connor, 276 N.W.2d 458, 463 (Mich. Ct. App. 1978); Pittiglio v. Michigan National Corp., 906 F. Supp. 1145, 1154 (E.D. Mich. 1995).** Directors are required to perform their duties in good faith with the care that an ordinary prudent person in a like position would exercise under similar circumstances and in a manner reasonably believed to be in the best interests of the corporation. See Mich. Comp. Laws Ann. § 450.1541a. In selecting nominees for election as directors, the Board of Directors of the Company is charged with using its own best judgment to choose those persons it reasonably believes will be the best candidates. The Proposal {*6} would prevent the Board from exercising its informed business judgment by requiring inclusion in Company proxy statements of certain "non-management" nominees for election to the Board selected by an individual shareholder or a group of shareholders holding 2% of the Company's outstanding shares of common stock. The Proposal provides no eligibility criteria for candidates that could be required to be included in the Company's proxy statements as nominees for election to the Board and is completely devoid of consideration of what qualifications are necessary to make a good Board member. Nonetheless, the Proposal allows the Board no discretion in determining whether or not such nominees are qualified to serve as directors of the Company and no discretion as to whether to include such nominees in the Company's proxy statements and, thus, would result in an abdication by the Board of its duties and responsibilities under the MBCA.

For example, the Board may believe that the election of the "non-management" nominee is not in the best interests of the Company and yet it will be required to include such nominee along side the Company's slate of nominees in the Company's proxy statement. {*7} This will cause the Company to endorse implicitly such candidate for election as director and prevent the Board from taking action in accordance with its fiduciary duties by requiring it to approve such election. In fact, the Proposal indicates that the Board would even be precluded from nominating other persons directly in opposition to the "non-management" nominees in that it states that the right of access to Company proxy statements would allow for the advancement of the candidacy of a single "non-management" nominee "to be added" to the Board. See Rockwell International Corporation (December 11, 1992)(no-action position taken regarding omission of proposal relating to expanding the company's board of directors by two positions "to be filled" by employee-shareholder nominees); see also Old National Bancorp (March 26, 1993). The Proposal improperly requires nomination of certain candidates to the Board and could, therefore, result in a breach of each Board member's fiduciary duty in violation of Michigan law.

Furthermore, the Proposal's discrimination among shareholders based upon the number of shares of common stock held is contrary to the rules of the New York

Stock Exchange {*8} (the "NYSE"), where the Company's common stock is listed. Section 314.00 of the NYSE Listed Company Manual states that "in addition to the Exchange's concern with arrangements that limit the rights of shareholders, the Exchange is also concerned with arrangements which grant special rights to a shareholder or group of shareholders to the exclusion of the rest of the class." The Proposal seeks to do just that, grant additional rights to holders of a larger number of shares of Company common stock, to the exclusion of holders of a smaller number of shares of Company common stock and, thus, runs afoul of Section 314.00.

Also, the number of votes necessary for election of the "non-management" candidate to the Board, as set forth in the Proposal's Statement of Support, is contrary to Michigan law. The Statement of Support provides that the "non-management candidate would be elected to the Board in addition to the full management slate if a *majority* of the votes cast at the shareholder meeting voted in favor of adding the non-management nominee to the Board. Company bylaws pertaining to the size of the Board should provide for the addition of a non-management candidate in the event {*9} of *majority* shareholder support for the candidacy." (emphasis added). This is contrary to the MBCA which provides that "except as otherwise provided by the articles, directors shall be elected by a *plurality* of the votes cast at an election." Mich. Comp. Laws Ann. § 450.1441(2)(emphasis added). Therefore, implementation of the Proposal, with its requirement that the "non-management" candidate be elected based upon majority vote is contrary to Michigan law.

Finally, the federal proxy rules set forth rules and procedures which must be complied with by any shareholder seeking to have any candidate elected as a director. If the Proposal is enacted, shareholders would, in effect, be given an opportunity to solicit votes for a candidate without complying with, and, as such, in contravention of, such rules.

Based on the foregoing, the Company believes that omission of the Proposal is appropriate pursuant to Rule 14a-8(i)(2). A copy of an opinion of the law firm of Dickinson Wright PLLC, lawyers admitted to practice in Michigan, as to matters of Michigan law discussed above is attached to this letter.

B. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a registrant to omit a shareholder {*10} proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal and Statement of Support are vague and misleading because they indicate that shareholders currently are not able to participate in the nomination of candidates for election to the Board and that the Company's slate of nominees for directors represents only management and not shareholder interests. In particular, the Proposal states that the right of access is for the purpose of presenting a "non-management" candidate for election to the Board. The reality, in contrast to the view expressed by the Proponent, is that none of the candidates presented by the Board for election are "management" candidates. The persons nominated for election by the Board are so nominated only after having been reviewed and recommended by the Committee on Directors and Corporate Governance and then reviewed and nominated by the Board. Given the fact that all of the members of the Committee on Directors and Corporate Governance and all but one member {*11} of the Board are independent outside directors, it is hard to imagine how any of the Company's nominees could be viewed as management candidates.

In contrast to the view expressed by the Proponent, all shareholders presently have access to the election process. In particular, the Bylaws presently provide for a procedure, which is described annually in the Company's proxy statement, for any interested party to submit candidates to the Committee on Directors and Corporate Governance for consideration.

Similarly, it is incorrect to imply that a director elected in accordance with the terms of the Proposal would have duties or loyalties different from those presently had by directors elected by the shareholders. Once elected, regardless of the genesis of such person's nomination, all directors owe the same fiduciary duties.

In addition to the foregoing, while the Proposal's Statement of Support states that "cost factors that mitigate against shareholder challenges would be reduced by the access provision," it fails to disclose the monetary cost of, or the administrative effort involved in, implementing the Proposal. The Division's Staff (the "Staff") has found that a proposal's failure {*12} to disclose certain costs can be misleading in violation of Rule 14a-9. See NLT Corporation (February 16, 1982); Occidental Petroleum Corporation (March 18, 1981); Penn Central Corporation (March 18, 1981). As drafted, neither the Proposal nor the Statement of Support limit the number of shareholders holding 2% of the Company's outstanding shares of common stock who could ultimately be afforded the proxy statement access right with regard to any particular election year's proxy materials. This omission of such limitation could result in the Company's having to produce and distribute a voluminous proxy statement.

Furthermore, shareholders voting on the Proposal may envision a system of shareholder access which proves to be significantly different from the ultimate system of access developed by the Company upon implementation of the Proposal. For example, when voting on the Proposal, shareholders may not be able to envision that implementation of the Proposal could require the Company to include in any election year's proxy statement any number of "non-management" nominees proposed by the relevant subclass of holders of Company common stock. Alternatively, shareholders do not know {*13} if the Proposal is intended to be limited to one nominee and, if so, how such nominee would or should be chosen. In addition, although the Statement of Support provides that access "would not be provided to shareholders advancing a hostile takeover of the Company," the Proposal provides no guidance as to what is a "hostile takeover" or what steps can or should be taken to prevent any person proposing a nominee from advancing a "hostile takeover."

Similarly, with respect to one or more shareholders attaining the status of a "2% shareholder," it is unclear from the Proposal whether it would be sufficient to own 2% of the shares on the day the nomination is made, or there would be a requirement (similar to the eligibility requirement for stock ownership in Rule 14a-8(b)(1)) that 2% of the shares must have been held for a specified period of time. In addition, it is unclear how the shareholder-nominated candidate would relate to the Company's slate of nominees. Moreover, in the event that a shareholder-nominated director became unable or unwilling to serve on the Board, it is unclear from the Proposal whether the nominating shareholder would be entitled to designate his or her replacement {*14} or such replacement would be designated by the Board.

The Staff has stated that when "the proposal may be misleading because any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal," the proposal may be omitted. Wendy's International, Inc. (February 6, 1990); see also Joseph Schlitz Brewing Co. (March 21, 1977); Philadelphia Electric Company (July 30, 1992); Commonwealth Energy System (February 27, 1989).

The Staff also has concurred that a similar proposal may be excluded on the grounds that it was "vague and indefinite." In Bank of New England Corporation (available February 5, 1990), the Staff concurred in the omission of a proposal relating to providing shareholders with notice for the purpose of allowing them to make "opposition director" nominations and including such nominees in the company's proxy materials. See also Exxon Corporation (January 29, 1992)(shareholder proposal regarding Board member criteria was properly omitted because "the proposal includes [director] criteria . . . which are vague and indefinite").

Finally, the Proposal and Statement {*15} of Support fail to mention that they are contrary to the policy and procedure of Rule 14a-11, which regulates solicitations by any person or group with respect to election or removal of directors at any annual or special meeting. Rule 14a-11 contains various specific requirements as to the type of information to be provided and other matters. The Proposal does not reveal that it would deprive shareholders of the information required by Rule 14a-11.

In light of the foregoing, the Company believes that the Proposal is vague and misleading and is, therefore, excludable from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(3).

C. Rule 14a-8(i)(6)

Rule 14a-8(i)(6) permits a registrant to omit a shareholder proposal if "the Company would lack the power or authority to implement the proposal." It is beyond the power of the Company to implement the Proposal for the following reasons, each of which is discussed in greater detail in other sections of this letter. First, implementation of the Proposal would cause the Company to violate Michigan law. Second, the Proposal is contrary to the policy and procedure of Rule 14a-11. Third, the Proposal is vague and misleading. Fourth, the Proposal {*16} could require excessive administrative effort and cost to implement.

Accordingly, as presently drafted, the Company has no power to effectuate the Proposal and, therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(6).

D. Rule 14a-8(i)(8)

Rule 14a-8(i)(8) permits omission of a shareholder proposal that "relates to an election for membership on the company's board of directors or analogous governing body." The Securities and Exchange Commission has stated that "the principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." See Release No. 34-12598 (July 7, 1976). The Proposal's import is that the Company's current slate of directors is inadequate. However, a challenge to the Company's Board composition is not a proper subject for a shareholder proposal. The Proposal, as drafted, is contrary to the policy and procedure of Rule 14a-11, which contemplates that disclosure regarding nominations for election to a board of directors in opposition to other {*17} nominations will be presented separately from the proxy materials of the company.

The Proposal would establish procedures that would result in contested elections of directors not just procedures for nomination or qualification generally. The Staff has allowed the omission of similar proposals. In Storage Technology Corp., the company was presented with a shareholder proposal recommending that the board take the necessary steps to amend the company's governing instruments to require that the proxy statement include a list of shareholder nominees for the board, each selected by at least three shareholders holding a certain number of the company's shares. Storage Technology Corp. (March 11, 1998). The Staff found that there was some basis for omission of the proposal under Rule 14a-8(c)(8), the predecessor to the current Rule 14a-8(i)(8). The Staff stated that the proposal, "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under rule 14a-11." Similarly, in Amoco Corporation, the company was presented with a proposal involving a {*18} procedure where shareholders representing over $ 100,000 in market value of company shares could nominate an individual for election as a director through a "common ballot." Amoco Corporation (February 14, 1990). The Staff, using the same reasoning used in Storage Technology Corp., found that there was some basis for omission of the proposal. Again in two no-action letters provided to Unocal Corporation, the Staff used the same reasoning to allow omission of two shareholder proposals. The first sought to amend the company's bylaws to allow "any shareholder who owns, controls, or represents by proxy at least 125,000 shares of stock" to name one or more nominees for director, whose names would be included in the proxy statement and information about such nominees would be included in the notice of annual meeting to shareholders "in the same manner as any, and all other nominees presented for election." See Unocal Corporation (February 6, 1990). The second sought to amend the company's bylaws to require the company to include in its proxy materials the names of any shareholder's nominees for director and information about the nominees "in the same manner as any, and all other nominees {*19} presented for election." See Unocal Corporation (February 8, 1991). Finally, in BellSouth Corp., the Staff allowed omission, based upon the foregoing reasoning, of a proposal recommending an amendment to the company's bylaws providing that shareholder nominees to the board would be included in the company's proxy statement and proxy card, even if the board recommended a vote against such person. See BellSouth Corp. (February 4, 1998).

While the Company recognizes that, on at least two occasions, the Staff has denied requests for no-action relief to companies seeking to omit shareholder proposals similar to those discussed above and to the instant Proposal, the Company submits that authority and sound policy weighs in favor of granting no-action relief with regard to such proposals. See Pinnacle West Capital Corporation (March 26, 1993)(involving a proposal seeking to ensure that all qualified, nominated board candidates be included in the proxy statement and that the company's bylaws be amended to guarantee inclusion of qualified, nominated candidates in the proxy statement); Union Oil Company of California (February 24, 1983)(involving a proposal seeking amendment to {*20} the company's bylaws to provide that a nominee or nominees for director may be presented for election by any shareholder who owns, controls, or represents by proxy at least 125,000 shares of stock and that the names of such nominees be included in the company's proxy statement and that information about such nominees be included in the notice of annual meeting to shareholders in the same manner as any and all other nominees presented for election); see also Chittenden Corporation (March 10, 1987)(denying no-action relief with regard to omission of a shareholder proposal providing the following: "Directors shall be elected so that equal opportunities shall be provided for opposition candidates for Director. The provisions to elect said opposition Directors shall be included with the notice of each annual shareholders meeting. Further reasonable notice shall be given Shareholders who might wish to be such Director Candidates so their names, biographies, and photographs will appear in Annual Shareholders Meeting Notices.").

In addition to the foregoing, the effect of implementation of the Proposal would be to permit nomination of representatives of a certain group of individuals, {*21} those who own 2% of the Company's common stock, to the exclusion of shareholders who own less than 2% of the Company's common stock or who are not able to form a group which in the aggregate owns 2% of the common stock. The Staff has previously taken no-action positions relating to the omission of proposals seeking to include a specific group for representation on the board of directors See, e.g.,Harper & Row Publishers, Incorporated (May 9, 1985); Pacific Gas and Electric Company (February 12, 1979); Chrysler Corporation (January 25, 1977). The Proposal, by its terms, would only permit holders of 2% of the Company's common stock to have a right of access to the Company's proxy statements for the purpose of presenting "non-management" candidates for election to the Board. This limitation as to which shareholders may make nominations creates a specific interest group, a member of which may be elected to the Board. Accordingly, implementation of the Proposal could result in a subset of the holders of Company common stock having its own representation on the Board.

Lastly, if the Proposal is permitted under Rule 14a-8, it would allow shareholders to do in two steps what Rule 14a-8 {*22} will not allow in one step-namely, the use of Rule 14a-8(i)(8) to further the election of directors.

In this regard we note that the Commission, on a number of occasions, has specifically determined not to create a federal right of access to a company's proxy statement with respect to the election of directors. In particular, in 1977, the Commission authorized the Staff to "institute a broad re-examination of its rules relating to shareholder communications, shareholder participation in the corporate electoral process and corporate governance generally." Release No. 34-15384 (Dec. 6, 1978). In conjunction with this reexamination, the Commission considered the precise question of whether shareholders should have "access to management's proxy soliciting materials for the purpose of nominating persons of their choice to serve on the board of directors." Release No. 34-13482, Part II, B. (Apr. 28, 1977). The issue of such shareholder access to a company's proxy statement was rejected by the Commission. See Release No. 34-15384 (Dec. 6, 1978).

The Commission again considered this issue in connection with the significant revisions to the proxy rules in 1992 and again determined not to amend {*23} the proxy rules to create a federal right of access for shareholders to nominate directors. The Commission stated that "proposals to require the company to include shareholder nominees in the company's proxy statement would represent a substantial change in the Commission's proxy rules." Release No. 34-31326; (Oct. 16, 1992). The Commission also noted that "currently, shareholders under state law can nominate and run independently their own nominees." Id. As described above, the Commission on at least two occasions has determined that shareholders do not and should not have a right of access to company proxy statements for purposes of nominating directors.

Based on the foregoing, the Company believes that it may omit the Proposal from its 2000 Proxy Materials in reliance upon Rule 14a-8(i)(8),

Conclusion

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2000 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity {*24} to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and a copy is being sent to the Proponent. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

EXHIBIT A

K-MART

SHAREHOLDER PROPOSAL

REGARDING

SHAREHOLDER RIGHT OF ACCESS TO THE PROXY

STATEMENT FOR DIRECTOR ELECTIONS

Resolved: The shareholders of the K-Mart Corporation ("Company") hereby urge management to take the necessary steps to establish a shareholder right of access to the Company's proxy statement for the purpose of presenting a non-management candidate for election to the Board of Directors. The proxy statement access rights afforded to a qualifying shareholder or group of shareholders would allow for the advancement of the candidacy of a single non-management nominee to be added to the Company's board of directors. An individual shareholder or group of shareholders {*25} holding 2% of the Company's outstanding shares of common stock would be afforded this proxy statement access right. The Board is charged with the task of developing a system of shareholder access to the Company proxy statement to advance the candidacy of a non-management Board candidate that conforms to Company bylaws, articles of incorporation and state law.

STATEMENT OF SUPPORT:

Corporate board of director elections should provide shareholders an opportunity to voice their opinion on the performance of the board and senior management in developing and implementing a long-term strategic plan for the corporation. In order that director elections might serve this purpose, it is important that shareholders be afforded a limited right of access to the Company's proxy statement so that a shareholder or group of shareholders can advance the candidacy of a new candidate who offers a new strategic plan or necessary changes to the Company's current strategic plan.

The proposal calls for the establishment of a right of access to qualifying shareholders to advance the candidacy of a single nominee to the Company's Board. The proxy statement access right should provide the non-management {*26} candidate the same opportunity as management candidates to present his or her credentials and a statement discussing his or her views of the Company's long-term strategic plan. The non-management candidate would be elected to the Board in addition to the full management slate if a majority of the votes cast at the shareholder meeting voted in favor of adding the non-management nominee to the Board. Company bylaws pertaining to the size of the Board should provide for the addition of a non-management candidate in the event of majority shareholder support for the candidacy.

This proxy statement access provision is designed to focus critical attention on the Company's strategic plan and provide shareholders a formal mechanism for placing a representative on the Board of Directors who can advocate for a more compelling plan. Cost factors that mitigate against shareholder challenges would be reduced by the access provision and result in the presentation of a broader range of strategic views when Company long-term performance fails to measure up to shareholder expectations. The access right would relate only to those shareholder meetings that included director elections and access under {*27} this provision would not be provided to shareholders advancing a hostile takeover of the Company.

INQUIRY-2: DICKINSON

WRIGHT PLLC

Counsellors At Law

500 WOODWARD AVENUE, SUITE 4000

DETROIT, MICHIGAN 48226-3425

TELEPHONE: (313) 223-3500

FACSIMILE: (313) 223-3598

http://www.dickinson-wright.com

(313) 223-3500

January 10, 2000

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Letter, dated January 10, 2000, Submitted by Skadden, Arps,
Slate, Meagher & Flom LLP on behalf of Kmart Corporation
(the "Company")

Ladies and Gentlemen:

We have reviewed the above-referenced letter (the "Letter") requesting that the Division of Corporation Finance confirm (i) that it concurs with the Company's judgment that the proposal submitted by the international Brotherhood of Electrical Workers' Pension Benefit Fund for inclusion in the Company's proxy materials for the 2000 annual meeting of shareholders (the "Proposal") can be omitted pursuant to Rule 14a-8 or (ii) that it will not recommend any enforcement action if the Proposal is omitted. Based upon such review and such other investigations {*28} of fact and law as we deemed appropriate, we believe that the summary of current Michigan corporate law which appears under Section A of the Letter is accurate in all material respects and constitutes, in our judgment, an accurate description of the manner in which such law would be applied to a Michigan corporation attempting to implement the Proposal.

Very truly yours,

Dickinson Wright PLLC

2000 SEC No-Act. LEXIS 80

Securities Exchange Act of 1934 -- Rule 14a-8(i)(8)

January 24, 2000

{*1} The Coca-Cola Company

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 24, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 14, 1999

The proposal urges Coca-Cola to take all necessary steps to ensure that, if holders of at least three percent of Coca-Cola's common stock nominate candidates for the board of directors, Coca-Cola will include the names, biographical sketches and photographs of these nominees in its proxy materials, print the names of these nominees on its proxy card, and afford shareholders the same opportunity to vote for these nominees as is provided for Coca-Cola's nominees.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its {*2} proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Coca-Cola relies.

Sincerely,

Carolyn Sherman
Special Counsel

INQUIRY-1: HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE

555 THIRTEENTH STREET, NW

WASHINGTON, DC 20004-1109

TEL (202) 637-5600

FAX (202) 637-5910

Writer's Direct Dial:

202-637-5846

January 6, 2000

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Office of Chief Counsel
c/o Carolyn J. Sherman
Room 4122

Re: Copies of No Action Letters Cited in Support of Omission
of Proposal of Share Owner Bartlett Naylor From the
Proxy Materials of The Coca-Cola Company

Ladies and Gentlemen:

On behalf of The Coca-Cola Company, we are submitting for the Staff's convenience copies of no action letters cited in a December 14, 1999 letter submitted to the Staff on behalf of The Coca-Cola Company pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 ("1934 Act"). The December 14, 1999 letter was submitted in connection with The Coca-Cola Company's determination {*3} to exclude from The Coca-Cola Company's proxy statement and proxy card for the 2000 Annual Meeting of Share Owners a proposal (the "Proposal") submitted by Bartlett Naylor pursuant to Rule 14a-8.

If you have any questions regarding the enclosed materials, please call Alan Dye at (202) 637-5737 or me at (202) 637-5846.

Very truly yours,

Suzanne A. Barr

INQUIRY-2: 1255 N. Buchanan, Arlington, Va. 22205, email: bartnaylor-ᆜ aol.com

December 20, 1999

Securities and Exchange Commission
Div. Of Corp. Fin
450 Fifth St. NW
Washington, D.C.
20549

Attn C. J. Sherman, Rm 4122

Re: Naylor proposal at Coca Cola

Dear staff/Ms. Sherman,

This proposal urges the board to "take all the necessary steps" to include the names of director candidates nominated by those with substantial shares. I write now with a preliminary comment, and intend to expand with additional information.

I believe the issue boils down to this: Could a board adopt this policy? Certainly. In fact, a board could propose that all shareholder-nominated candidates be listed on its proxy statement. No where does federal securities law proscribe a proxy from containing competing director candidates. (See Mobil Corp., Feb. 19, 1988, Scott {*4} Paper, Mach 9, 1992). Therefore, if a board could adopt this policy, why mayn't a shareholder be allowed to urge the board to adopt this policy?

Over time, the SEC staff have come down on opposite sides of this type of shareholder resolution. Most recently, the staff has sided with management that this type of proposal falls under the (I)8 (formerly (c)8) exemption. (Storage Technology, March 11, 1998) With this letter, I ask that the staff recognize the legitimacy of this proposal. This proposal simply urges reform of the director nomination process. As such, it matches board declassification, in which all directors must be nominated and stand for election annually instead of tri-annually. It matches independence resolutions where only directors without conflicts may be nominated. Generally, as Hogan & Hartson affirm, "the SEC staff takes the position that companies may not exclude from their proxy materials shareholder proposals that seek to establish general procedures for nominating directors or general qualifications for election."

Hogan & Hartson (and other firms), however, contend this resolution falls under (I)8: "Relates to election: If the proposal relates to an election {*5} for membership on the company's board of directors or analogous governing body." Basically, the SEC staff has ruled that this means that the shareholder resolution process cannot be used as a means of advancing or limiting a particular nominee. That is, one can't resolve that "Josephine Doe be elected a director," or that "Shareholders should vote against Joe Roe, who was nominated by the board."

Management counsel, however, expands "relates to an election" into the phrase, "leads to a contested election." As such, a contested election must be governed by 14a-11. One must first suspend the precatory nature of this resolution. It does not lead anywhere unless the board decides to adopt what the shareholders would urge. One must then suspend skepticism that "relates" can be expanded to mean "leads to." For example, board declassification, if successful, could "lead to" an entire dissident slate in subsequent years, yet the SEC recognizes that a resolution of board declassification in one year needn't be prohibited because it could "lead to" other steps governed by another section of SEC rules in later years. With these suspensions, what does 14a-11 proscribe? Does it bar a company from {*6} paying for the mailing of a proxy statement? Does it bar a company from including in its own proxy statements supportive of an alternative candidate? No. On the contrary, the staff has recognized that a board may include in its proxy statements more than one candidate for a single board position. Rather, this rule requires disclosure. The current proposal urges the board "to take the necessary steps." Compliance with 14a-11 would certainly be one of those steps.

Your consideration of this matter is appreciated, and I remain

Sincerely,

Bartlett Naylor

INQUIRY-3: *The Coca-Cola Company*

COCA-COLA PLAZA

ATLANTA, GEORGIA

December 14, 1999

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Office of Chief Counsel
c/o Carolyn J. Sherman
Room 4122

Re: Omission of Proposal of Share Owner Bartlett Naylor
From the Proxy Materials of The Coca-Cola Company

Ladies and Gentlemen:

I am Finance Counsel of The Coca-Cola Company and am providing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934. I am providing this letter in connection with our determination to exclude from The Coca-Cola Company's {*7} proxy statement and proxy card for the 2000 Annual Meeting of Share Owners a proposal (the "Proposal") submitted by Bartlett Naylor (the "Proponent") pursuant to Rule 14a-8.

The Proponent's Eligibility

On October 22, 1999, the Corporate Secretary of The Coca-Cola Company, Susan E. Shaw, received an e-mail message from the Proponent. The email, which includes the Proposal, is attached at Tab 1. The Proposal seeks to require The Coca-Cola Company to include in its annual meeting proxy materials opposition candidates for the board of directors nominated by share owners holding at least 3% of the outstanding common stock. The e-mail set forth certain information relating to the Proponent's ownership of securities, and indicated that he was cosponsoring the Proposal with another share owner, although the Proponent explained in later correspondence this information related to a different issuer.

On October 25, 1999, the Corporate Secretary received a letter dated October 13th from the Proponent. The Proposal was attached. The October 13th letter and the Proposal are included at Tab 2. Our Manager of Share-Owner Affairs, Mr. Mark Preisinger, confirmed with the Proponent by telephone {*8} that the October 13th package was to be ignored per the following sentence in the October 22nd e-mail: "Please ignore the previous resolution regarding director nominations."

I sent the Proponent a letter pursuant to Rule 14a-8(f) on October 26, 1999 requesting additional information to establish his eligibility under Rule 14a-8(b). He provided e-mail messages on October 26, 1999 (this message explains that the share figures and the cosponsorship information included in the original e-mail relate to another issuer), October 29, 1999 and October 30, 1999, and an October 27, 1999 letter from his broker at Charles Schwab & Co. I provided him an e-mail message on October 29, 1999. I am satisfied that these establish the Proponent's eligibility under Rule 14a-8(b) and so notified him by e-mail on November 1, 1999. Copies of all such correspondence are attached at Tab 3.

Why We Believe We May Exclude The Proposal From The Proxy Materials for the 2000 Annual Meeting of Share Owners

I believe the Proposal may be excluded pursuant to Rule 14a-8(i)(3) in that it violates the proxy rules, specifically Rule 14a-ll. I believe the Proposal also may be excluded pursuant to Rule 14a-8(i)(8) {*9} in that it relates to election of directors. Please see the opinion of our counsel, Alan Dye at Hogan & Hartson, dated December 14, 1999, setting forth the analysis of the bases for exclusion of the Proposal under Rules 14a-8(i)(3) and (8). Their opinion is attached at Tab 4.

I respectfully request that the Staff issue a letter indicating that it will not recommend any enforcement action if The Coca-Cola Company does not include the Proposal in its proxy statement and proxy for the 2000 Annual Meeting of Share Owners.

As required by Rule 14a-8(j)(2), I have enclosed six copies of this letter and the attachments. Kindly acknowledge receipt of this package by so noting on the extra enclosed copy of this letter and returning to me in the enclosed, self-addressed, stamped envelope. I have simultaneously provided a copy of this letter and the attachments to the Proponent.

Should you have any questions, please phone me at 404-676-7547. Also, should you wish to discuss matters addressed in the attached legal opinion, please phone Alan Dye at 202-637-5737.

Sincerely,

Susan Ellen Wolf
Finance Counsel

ATTACHMENT

HOGAN & HARTSON

L.L.P.

COLUMBIA SQUARE

555 THIRTEENTH STREET, {*10} NW

WASHINGTON, DC 20004-1109

TEL (202) 657-5600

FAX (202) 657-5910

December 14, 1999

The Coca-Cola Company
Room 2108
One Coca-Cola Plaza
Atlanta, Georgia 30313
Attention: Susan Ellen Wolf, Esquire

Re: Shareholder Proposal of Bartlett Naylor

Gentlemen:

You have requested our views regarding whether The Coca-Cola Company must include in its proxy statement for its 2000 annual meeting of share owners a proposal submitted by Bartlett Naylor pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The proposal urges the Company to "take all necessary steps" to (i) permit persons (or groups of persons) holding at least three percent of the Company's outstanding common stock to nominate candidates for election to the board of directors, (ii) include in the Company's proxy statement the names, biographies and photographs of all share-owner nominees, and (iii) place the names of all share-owner nominees on the Company's proxy card as alternatives to the Company's nominees. n1

> n1 The proposed resolution reads: "The shareholders urge our company to take all necessary steps to ensure that if the holders of three percent of the outstanding shares of common stock nominate candidates for the board of directors, the names, biographical sketches and photographs of such candidates shall appear in the company's proxy materials to the same extent that such information is provided about the company's nominees, and the company shall print the names of these nominees on its proxy card and afford shareholders the same opportunity to vote for or withhold support from these nominees as is provided for the company's nominees."

{*11}

For the reasons set forth below, we believe that Mr. Naylor's proposal "relates to an election for membership on the company's board of directors" within the meaning of Rule 14a-8(i)(8) and therefore should be deemed excludable from the Company's 2000 proxy materials. We also believe that the proposal may be excludable on the ground that its implementation would be contrary to the SEC's proxy rules (specifically, Rule 14a-11) within the meaning of Rule 14a-8(i)(e).

DISCUSSION

Rule 14a-8(i)(8)

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders who meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. The rule also provides, however, that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy materials even if the shareholder satisfies the eligibility and procedural requirements of the rule. One type of proposal that a company may exclude from its proxy materials, as set forth in Rule 14a-8(i)(8), is any proposal that "relates to an election for membership on the company's board {*12} of directors . . ."

SEC Staff Positions

The SEC staff has issued a substantial number of no-action letters addressing the types of proposals that will be deemed to relate to an election to membership on the board of directors and therefore to be excludable under Rule 14a-8(i)(8). n2 Generally, the SEC staff takes the position that companies may not exclude from their proxy materials shareholder proposals that seek to establish general procedures for nominating directors or general qualifications for election, but may exclude proposals that seek to establish a procedure that could result in contested elections of directors. n3

> n2 Most of these no-action letters were issued under a predecessor version of Rule 14a-8(i)(8) (then denominated Rule 14a-8(c)(8)). The current version of the rule was adopted in 1998 (see Release No. 34-40018 (May 21, 1998)), but the amendment was nonsubstantive and did not reflect a change in the scope or application of the exclusion. Accordingly, we consider the no-action letters cited in this letter to be as applicable under current Rule 14a-8(i)(8) as they were under former Rule 14a-8(c)(8).

> n3 See, e.g., *Storage Technology Corp.* (March 11, 1998); *BellSouth Corp.* (February 4, 1998).

{*13}

Non-excludable Proposals. The types of proposals that the SEC staff considers to relate to general procedures for nominating directors, as opposed to procedures that might result in contested elections, include proposals that would require the company to permit shareholders to submit nominations to the board of directors, without requiring that the company actually accept those nominations and include them in the company's proxy statement. n4 The SEC staff also has deemed a shareholder proposal to relate to general nominating procedures, and therefore not to be excludable from the company's proxy statement under Rule 14a8(i)(8), where the proposal would require the company to permit holders of at least $ 1,000,000 in value of its common stock to provide commentary on the company's director nominees for inclusion in the company's proxy statement. n5 In requiring the company to include the proposal, the staff specifically noted that the proposal would not permit shareholders "to include in management's proxy material their own nominees for the Board of Directors." For similar reasons, the SEC staff declined to permit a company to exclude a shareholder proposal that would have {*14} required the company, in connection with each annual meeting of shareholders, to propose for election two alternative slates of directors, one of which would have had to meet specified minority representation requirements. n6 In that instance as well, the proposal, if approved by shareholders, would not have permitted shareholders to include in management's proxy statement their own nominees to the board of directors.

n4 See *TCW/DW Term Trust 2003* (July 15, 1997).

n5 See *Mobil Corporation* (February 19, 1988).

n6 See *Scott Paper Co.* (March 9, 1992). The SEC staff at one time took the position that even this type of proposal was excludable under Rule 14a-8 as relating to an election of directors. See *BankAmerica Corp.* (March 19, 1987).

Excludable Proposals. The SEC staff has taken a different view of, and has permitted exclusion of, proposals that seek to allow shareholders to compel the company to solicit proxies in favor of shareholder nominees who are seeking election in opposition to the company's nominees. Because proposals of this type, if adopted, would permit shareholders to nominate opposition slates and compel the company to solicit proxies {*15} that might be used to vote in favor of that slate, the proposals could supplant or contravene the regulation of proxy contests under Rule 14a-11. n7 The SEC, in proposing amendments to Rule 14a-8 in 1976, made clear that Rule 14a-8 is not available as a means for conducting contested elections. Specifically, the SEC said that "the principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." n8

n7 Rule 14a-11 establishes specific procedures governing contested elections of directors, or "proxy contests." These procedures are intended to provide a level playing field between a company's nominees and the nominees of a dissident shareholder, and to assure that shareholders who are solicited to vote in favor of a slate of nominees are clearly informed regarding the identities and backgrounds of the nominees and the persons who are nominating them. These objectives are achieved, in part, through Rule 14a-11's clear implication that persons who wish to solicit shareholder votes in favor of an alternative slate of directors must present their nominees in a separate proxy statement from the one distributed by the company.

n8 See Release No. 34-12598 (July 7, 1976).

{*16}

Consistent with that statement, the SEC staff has on numerous occasions permitted companies to exclude, under Rule 14a-8(i)(8), shareholder proposals that would require the company to include in its proxy materials a list of shareholder nominees whose candidacies would be in opposition to those of the company's nominees. n9 Although the SEC staff has on occasion issued no-action letters that appear to be inconsistent with this position n10 the most recent letters issued by the staff seem to supersede those letters. n11 This development, together with the fact that the most recent letters appear to contain the more persuasive reasoning, supports exclusion of Mr. Naylor's proposal.

n9 See *Storage Technology Corp.* (March 11, 1998); *BellSouth Corp.* (February 4, 1998); *Unocal Corp.* (February 8, 1991); *Unocal Corp.* (February 6, 1990); *Amoco Corp.* (February 14, 1990); *Thermo Electron Corp.* (March 22, 1990).

n10 See *Dravo Corp.* (February 21, 1995); *Pinnacle West Capital Corp.* (March 26, 1993); *Union Oil Co.* (February 24, 1983); *Union Oil Co.* (January 29, 1981).

n11 See *Storage Technology Corp.* (March 11, 1998); *BellSouth Corp.* (February 4, 1998).

{*17}

Rule 14a-8(i)(3)

Rule 14a-8(i)(3) provides that a company need not include in its proxy statement a shareholder proposal that is "contrary to any of the Commission's proxy rules. . ." We believe that Mr. Naylor's proposal may be excludable from the Company's 2000 proxy statement under Rule 14a-8(i)(3) on the ground that it would establish procedures for contested elections of directors that are inconsistent with Rule 14a-11 and other SEC rules governing proxy contests.

Rule 14a-11

Corporate elections in which one or more dissident shareholders propose a slate of nominees in opposition to the nominees of management are highly regulated by the SEC. Rule 14a-11 and related rules governing proxy contests are intended to establish a level playing field between management and dissident shareholders when waging battles for control of the board of directors.

The SEC's rules require, among other things, that persons seeking to solicit proxies in favor of an opposition slate of directors file a separate proxy statement with the SEC. The primary purpose of the separate filing requirement is to assure that shareholders who are solicited to vote in favor of the opposition {*18} slate are clearly informed regarding the identities and backgrounds of the nominees and the persons who are nominating them. Item 4 of Schedule 14A, for example, requires that persons sponsoring an opposition slate of directors disclose in their proxy statement their names, the manner in which they will conduct their solicitation, the names of the persons who will pay the costs of the proxy solicitation, and the amount expected to be spent to conduct the solicitation. In addition, Item 5 of Schedule 14A requires disclosure in the separate proxy statement of extensive background information regarding the shareholder's nominees and all other participants in the shareholder's solicitation. The information required to be disclosed includes the names, addresses, and criminal histories (if any) of each nominee and nominating shareholder, as well as each such person's ownership of company securities and other relationships with the company.

Violative Effect of Proposal

If a proposal of the type submitted by Mr. Naylor were permissible under Rule 14a-8, the result would be that, if the proposal were approved by shareholders, shareholders would be able to nominate and to seek {*19} election of opposition slates of directors without complying with any of the disclosure or procedural requirements that currently govern proxy contests under Rule 14a-11. The minimal disclosure in the Company's proxy statement called for by Mr. Naylor's proposed resolution (consisting solely of names, biographical sketches and photographs) falls far short of the information that a nominating share owner would be required to disclose in a separate proxy statement filed pursuant to Rule 14a-11.

Even in it were permissible for the Company to include in its proxy statement opposition candidates nominated by share owners, the information that Mr. Naylor's proposal would require the Company to disclose regarding those candidates (as set forth in Mr. Naylor's proposal and as required by Schedule 14A) would not necessarily be available to the Company. As a result, if share owners proposed nominees for election to the board but did not provide to the Company the information regarding the nominees required to be disclosed in the proxy statement, the Company would be forced to choose between violating the SEC's disclosure requirements and violating the requirement that it include the share owners' {*20} nominees in the proxy statement.

The SEC's proxy rules, particularly Rule 14a-11, are carefully crafted to balance the interests of public companies, their shareholders, and persons interested in replacing the board of directors with an opposition slate of nominees. A shareholder proposal that, if approved by shareholders, would provide a means for a dissident shareholder to wage a proxy contest without complying with Rule 14a-11 would displace the SEC's regulatory scheme governing contested elections of directors and therefore, we believe, would violate Rule 14a-11. Accordingly, we believe that Mr. Naylor's proposal should be excludable under Rule 14a-8(i)(3) as being "contrary to . . . the Commission's proxy rules."

CONCLUSION

For the foregoing reasons, we believe that the proposal submitted by Mr. Naylor need not be included in the Company's proxy materials for the 2000 annual meeting of share owners.

Very truly yours,

Alan L. Dye

Peter J. Romeo

Securities Exchange Act of 1934 -- Rule 14a-8(i)(8)

January 24, 2000

{*1} BellSouth Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

January 24, 2000

Re: BellSouth Corporation
Incoming letter dated December 15, 1999

The proposal urges BellSouth to take all necessary steps to ensure that, if holders of at least three percent of BellSouth's common stock nominate candidates for the board of directors, BellSouth will include the names, biographical sketches and photographs of these nominees in its proxy materials, print the names of these nominees on its proxy card, and afford shareholders the same opportunity to vote for these nominees as is provided for BellSouth's nominees.

There appears to be some basis for your view that BellSouth may exclude the proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, we will not recommend enforcement action to the Commission if BellSouth omits the proposal from its {*2} proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Carolyn Sherman
Special Counsel

INQUIRY-1:

BellSouth Corporation

Legal Department-Suite 1800

1155 Peachtree Street, N.E.

Atlanta, Georgia 30309-3610

404 249-3875

December 15, 1999

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BellSouth Corporation - Shareholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), BellSouth Corporation (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2000 Annual Meeting of Shareholders (collectively, the "Proxy Materials") a proposal and supporting statement (the "Proposal"), submitted by Bartlett Naylor (the "Proponent"), by letter dated October 13, 1999. The Proposal, a copy of which is attached as Exhibit A, seeks approval of a shareholder resolution that urges the company to take all necessary steps to ensure that, if the holders of three percent of the outstanding shares of common stock nominate candidates for the board of directors, information about the {*3} candidates shall appear in the Company's proxy materials; and shareholders will be given the same opportunity to vote for the candidates as is provided for the Company's nominees.

The Company respectfully requests the Staff of the Division of Corporation Finance (the "Staff") to confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from the Proxy Materials. It is the Company's position that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(8) under the Act.

Rule 14a-8(i)(8) provides for the omission from a registrant's proxy materials of a shareholder proposal that deals with a matter relating to an election for membership in the company's board of directors or analogous governing body. The Proposal would have the effect of creating a contested election of directors by presenting candidates supported by certain shareholders in addition to the nominees selected by the Board of Directors. The Staff has addressed similar proposals on several occasions, most recently in Storage Technology Corp., March 11, 1998, in which the shareholder proposal asked that {*4} the company's governing instruments be amended to require that the proxy statement include a list of shareholder nominees for the board, each selected by at least three shareholders holding a certain number of the company's shares. The Staff permitted the company to omit the proposal from its proxy materials, stating that it appeared that the proposal, "rather than establishing procedures for nomination of qualification generally, would establish a procedure that may result in contested elections of directors, which is a matter mare appropriately addressed under rule 14a-11." See also, BellSouth Corporation, February 4, 1998, Unocal Corporation, February 8, 1991, Amoco Corporation, February 14, 1990. In each of these no-action letter requests, the Staff came to the same conclusion and used identical language to reach that conclusion. The Commission's clear policy is set forth in Securities Exchange Act Release No. 12598 (July 7, 1976), where it stated that the "principal purpose of [subparagraph (c)] is to make clear, with respect to corporate elections, that rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy {*5} rules, including rule 14a-11, are applicable thereto..." Through the Proposal, the Proponent is attempting to effect a "reform" in the Company's procedures for electing directors by shareholders, and the Proposal may therefore be omitted under Rule 14a-8(i)(8).

It is apparent from the policy underlying Rule 14a-8(i)(8) as well as no-action positions previously taken by the Staff that the Proposal is precisely the type that may be excluded as a matter that relates to elections for membership. In addition, the Proposal is implicitly contrary to the policy and procedure of Rule 14a-11, which contemplates that disclosure regarding nominations for the board of directors in opposition to management will stand apart from the general proxy disclosure of the Company. The Company, therefore, respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company excludes the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(8).

It is my opinion as counsel for the Company that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(8). If the Staff should disagree with my opinion, I request the opportunity to confer with the Staff {*6} prior to the issuance of its response. In accordance with Rule 14a-8(j)(2), five additional copies of this letter and its attachments are enclosed. By copy of this letter, the Proponent is being advised of the Company's intention to omit the Proposal from the Proxy Materials and its reasons for deeming the omission proper. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Staff. If there are any questions relating to this submission, please do not hesitate to contact the undersigned at (404) 249-3875.

Sincerely,

Marcy A. Bass

Exhibit A

Resolved: The shareholders urge our company to take all necessary steps to ensure that if the holders of three percent of the outstanding shares of common stock nominate candidates for the board of directors, the names, biographical sketches and photographs of such candidates shall appear in the company's proxy materials to the same extent that such information is provided about the company's nominees, and the company shall print the names of these nominees on its proxy card and afford shareholders the same opportunity to vote for or withhold support from these nominees {*7} as is provided for the company's nominees.

Supporting statement;

Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

Our company's practice is to nominate only one candidate for each board seat, thus leaving shareholders no choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely/never affects the outcome of director elections.

The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or other problems.

Indeed, only in certain countries disparaged for their

governance deficiencies do ballots exclude all but the incumbent administration's nominees. {*8}

Our company should make it easier for shareholders to have a choice when they elect directors. Competitive elections are regarded as healthy and important in most arenas, and we believe that the same can be said about choosing corporate directors. An open process could create competition for seats on the board and could encourage a discussion among shareholders about why specific nominees are best qualified to serve on the board.

This proposal balances the interests of management and shareholders. To the extent that the company believes that its nominees are the best candidates, the company will have an opportunity to make their case to the shareholders. And if the incumbent directors are doing their job properly, we think it is unlikely that a challenger will emerge. As an added precaution, the proposal contains a safeguard against nuisance candidates by requiring nominees to garner support from the holders of three percent of outstanding shares. In our view, such a threshold should assure that serious board candidates are presented to the shareholders, who can then make their own choice about what type of leadership they want for our board.

We urge you to vote FOR this proposal.

Securities Exchange Act of 1934 -- Rule 14a-8(i)(8)

March 22, 2000

{*1} Boykin Lodging Company

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 22, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Boykin Lodging Company
Incoming letter dated January 13, 2000

The proposal would amend Boykin's Code of Regulations to require that all candidates for director be listed in Boykin's proxy statement and on its proxy card, that Boykin's proxy materials "contain the same types and amounts of information about each candidate for director," and defines "candidate for director" as including shareholder-nominated candidates who have not been approved by the board of directors, or any committee of the board.

There appears to be some basis for your view that Boykin may exclude the proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, we will not recommend enforcement action to the Commission if Boykin omits the proposal from its proxy materials in reliance {*2} on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Boykin relies.

Sincerely,

Jonathan Ingram
Attorney-Advisor

INQUIRY-1:

DAVIS, COWELL & BOWE, LLP

COUNSELORS AND ATTORNEYS AT LAW

100 VAN NESS AVENUE, 20TH FLOOR

SAN FRANCISCO, CALIFORNIA 94102

(415)626-1880

FAX (415) 626-2860

January 18, 2000

BY FAX AND OVERNIGHT MAIL
202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth St. NW
Washington, D.C. 20549

Re: No-action request of Boykin for exclusion of proposal
concerning Company's proxy materials

Dear Chief Counsel:

We represent the International Brotherhood of Electrical Workers Local 38 Pension Fund, which made a Rule 14a-8 proposal at the Boykin Lodging Company calling for equal access to company-paid proxy materials for all duly-nominated candidates for director, even candidates not supported by management.

This proposal deals with a matter of vital importance to the institutional shareholder community and those interested in corporate governance. We urge Staff to either return to the position it used to take allowing such proposals, or to {*3} refer this matter to the Commission itself for decision.

The Staff's latest position, expressed in Bell South (2/4/98), was that such proposal is excludible under 14a-8 Question 9(8) (formerly (c)(8)) ("relates to an election"). However, this exclusion has historically been understood as only excluding proposals relating to an election, not proposals relating to the procedures for all elections. n1 If it were otherwise, the common proposals for annual election of all directors (board declassification) or cumulative voting would all have to be excluded. For example, in Pan Am World Airways (3/8/84), Staff barred a proposal which called for a board to include particular individuals supported by employees, distinguishing this from the permissible proposal in Republic Airlines (2/5/84) (calling for board to include 4 persons nominated by employees, but not specifying any names).

> n1 See, e.g., Dyer v. **SEC, 289 F.2d 242, 247 (CA 8 1961)** (excluding proposal which censured incumbent candidates for the board); **Rauchman v. Mobil Corp., 739 F.2d 205 (CA 8 1984)** (permissible to exclude proposal which appears facially-neutral but in reality aimed to barring an incumbent from running)

{*4}

The Bell South no-action letter says the instant proposal concerns matters "more appropriately addressed under Rule 14a-11." However, the proposal would not avoid Rule 14a-11: it would simply ensure that the 14a-11 disclosures would be in one document, rather than contained in two sets (one for management and subsidized by all shareholders, and one for dissidents with no such financial help). Rule 14a-11 does not require that those opposing management finance their own solicitation. The proposal does not evade the SEC's rules in any way.

This proposal deals with one of the largest problems faced by shareholders: that management can use shareholders' money to campaign for office, while shareholders who support an alternative must pay enormous sums out of their own pocket to conduct a solicitation. If a board is comprised of incompetents, shareholders are now effectively forced to take a loss because as a practical matter they have no way to replace management. Even large institutional holders cannot afford the enormous cost of a dissident proxy solicitation in the typical company with many hundreds of thousands or millions of shareholders, and most voting through ADP (charging {*5} well over $ 1 per shareholder per piece).

Corporations would benefit from this proposal. Dispensing with the need for the use of an alternative proxy card for an independent candidacy eliminates the logistical problems for corporate secretaries and election inspectors. Further, investors can vote for an alternative candidate without having to give discretionary voting authority to strangers.

Leading scholars have supported proposals like this to allow more than one set of nominees to appear in the company-financed proxy statement. See, e.g. Eisenberg, "Access to the Corporate Proxy Machinery", **83 Harv. L. Rev. 1489 (1970);** Schwartz, "A Proposal for the Designation of Shareholder Nominees for Director in the Corporate Proxy Statement", **74 Colum. L. Rev. 1139 (1974).**

We urge the Commission to return to the position it used to take on proposals like this, declining to exclude them under the c(8) exemption. That exemption appears to have been designed primarily to prevent company proxy statements from being filled with diatribes against incumbents masquerading as proposals. The instant proposal is not such a diatribe; if {*6} enacted, it would not result in such diatribes, but rather presentation of the same biographical disclosures for all candidates and the same opportunity to use a proxy card already being paid for by all shareholders.

Thank you for your consideration.

Sincerely,

Richard McCracken
Andrew Kahn
Attorneys for IBEW Fund

ATTACHMENT 1

INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS LOCAL NO.38

PENSION FUND

9333 Sweet Valley Drive - Valley View, Ohio 44125-4217 -- (216) 573-1277 -- Fax (216) 573-1280

December 2, 1999

CERTIFIED MAIL
Z 439 300 118

Mr. Robert W. Boykin
Boykin Lodging Company
Guildhall Building, # 1500
45 West Prospect Avenue
Cleveland, Ohio 44115

Re: Proposal for Submission to the Shareholders at 2000 Annual Meeting

Dear Mr. Boykin:

I am the authorized representative of the International Brotherhood of Electrical Workers (IBEW), Local No. 38 Pension Fund, which has beneficially owned (OR is an owner of record of) more than $ 2000 worth of stock in Boykin Lodging Company (the "Corporation") for more than a year and intends to continue doing so through the annual meeting in the year 2000. Enclosed please find documentation of our ownership.

{*7}

Pursuant to SEC Rule 14a-8 and Article XI of the Corporation's Code of Regulations, we hereby submit the enclosed proposal and supporting statement for inclusion in management's proxy materials for the year 2000.

Sincerely,

Thomas R. Whittaker, Chairman
Board of Trustees
I.B.E.W. Local No. 38 Pension Fund

ATTACHMENT 2

BOYKIN

LODGING COMPANY

REAL ESTATE INVESTMENT TRUST

Guildhall Building . 45 West Prospect Avenue . Suite 1500 . Cleveland, Ohio 44115-1027 . 216/430-1200 . FAX 216/430-1201

December 15, 1999

Thomas R. Whittaker
Chairman of the Board of Trustees
International Brotherhood of Electrical Workers Local No. 38 Pension Fund
9333 Sweet Valley Drive
Valley View, Ohio 44125-4217

Dear Mr. Whittaker:

We have received the proposal of International Brotherhood of Electrical Workers Local No. 38 Pension Fund ("IBEW") for the 2000 annual meeting of Boykin Lodging Company (the "Company"), proposing an amendment to the Company's Code of Regulations regarding access to the proxy statement and proxy card.

We do not believe that IBEW has satisfied the requirements of the Securities and Exchange Commission Rule 14a-8 for submitting a proposal, which specifies {*8} that a proposing shareholder must demonstrate that, at the time the shareholder submits its proposal, the shareholder continuously held at least $ 2,000 in market value or 1% of the company's securities entitled to vote on the proposal for at least one year.

Information demonstrating IBEW's compliance with Rule 14a-8's shareholding requirements, in accordance with Rule 14a-8, must be postmarked or transmitted electronically to us within 14 days from your receipt of this letter. Otherwise, we will be unable to consider your proposal.

Sincerely,

Andrew C. Alexander
Senior Vice President
and General Counsel

INQUIRY-2:

BOYKIN

LODGING COMPANY

REAL ESTATE INVESTMENT TRUST

Guildhall Building . 45 West Prospect Avenue . Suite 1500 . Cleveland, Ohio 44115-1027 . 216/430-1200 . FAX 216/430-1201

January 13, 2000

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of International Brotherhood
of Electrical Workers Local No. 38 Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we {*9} hereby give notice that Boykin Lodging Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2000 annual meeting of shareholders (collectively, the "Proxy Materials"), a proposal submitted by International Brotherhood of Electrical Workers Local No. 38 Pension Fund ("IBEW"). Enclosed are six copies of the shareholder proposal and its supporting statement, this letter, and the correspondence on this subject between the IBEW and the Company. A copy of this letter is being delivered concurrently to the IBEW to advise the IBEW of the Company's intention.

The Proposal

On December 3, 1999, the Company received from the IBEW the following proposal, dated December 2, 1999, for inclusion in the Proxy Materials (the "Proposal"):

Resolved, that the shareholders of Boykin Lodging Company (the "Corporation") hereby add to the Code of Regulations: **ARTICLE XII EQUAL ACCESS TO PROXY STATEMENT AND PROXY CARD** Every candidate for director shall be listed as a candidate for director in the management's proxy statement and proxy card. An opportunity to give, or withhold, authority to vote for or against each candidate for director shall {*10} be provided on management's proxy card. Management's proxy statement shall contain the same types and amounts of information about each candidate for director. Any and all proxy solicitation materials paid for by the Corporation, including oral solicitations, shall contain the same types and amount of information about each candidate for director. "Candidate for director" means any person who has been nominated as a candidate for director for the Corporation, without regard to whether the person has been nominated by, or has been endorsed or approved by, the Board of Directors or any committee of the Board, or whether the person has been nominated by a shareholder.

The Proposal, if adopted, would require the Company to include in its Proxy Materials the names and descriptions of shareholder nominees in the same manner as candidates nominated by the Board. The Board would be required to include this information regardless of whether the Board opposed the election of the nominees.

For the reasons set forth below, the Company intends to omit the Proposal pursuant to Rules 14a-8(i)(8) and 14a-8(i)(3).

Proposal Relates to Election of Board Members: Rule 14a-8(i)(8)

Rule 14a-8(i)(8) {*11} permits the exclusion of any proposal that "relates to an election for membership on the company's board of directors or analogous governing body." As stated by the SEC in a release providing guidance on Rule 14a-8, "the principal purpose of (paragraph (i)(8)) is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including 14a-11, are applicable." Release No. 34-12598 (July 7, 1976).

Through its Proposal, IBEW is attempting to create a procedure for contesting the election of directors without the need for complying with Rule 14a-11. This is evidenced not only by the explicit language of the Proposal, but also in the supporting statement, which states, in part: "The Corporation's recent performance does not show that management has been adept at selecting the best candidates for director." The Proposal and supporting statement clearly attempt to effect a reform in the method of electing directors and are thus excludable under Rule 14a-8(i)(8).

The Staff has permitted exclusion of similar proposals in recent no-action letters. In BellSouth {*12} Corp. (February 4, 1998), the Staff permitted BellSouth to exclude a proposal which would have required that shareholder nominees be included in the Company's proxy statement and proxy card, even if the board recommended a vote against such nominees. Commenting on the proposal, the Staff stated "this proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under Rule 14a-11."

The Staff has used the same rationale to permit the exclusion of similar shareholder proposals in other no-action letters, including Storage Technology Corp. (March 11, 1998) (proposal to amend bylaws to permit certain shareholders to nominate candidates for director properly omitted) and Unocal Corporation (February 8, 1991) (proposal to require the name of any candidate for director nominated by any shareholder to be included in the company's proxy materials could be properly excluded).

Consistent with the SEC's statements regarding the intent of Rule 14a-8(i)(8) and the Staff's recent rulings on similar shareholder proposals, the Proposal {*13} should be excluded from the Proxy Materials.

The Supporting Statement Is False and Misleading: Rule 14a-8(i)(3)

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Note (b) to Rule 14a-9 provides examples of the type of material that may be considered misleading within the meaning of that rule, including: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Proposal's supporting statement contains an assertion that is materially misleading and impugns the character of the Company's directors.

The fifth paragraph of the supporting statement states: "Without an open ballot process, the Corporation can perpetuate (the current) system of selecting directors who are too closely tied to management to be truly accountable to shareholders." This statement falsely implies that {*14} the Company's directors do not perform their fiduciary duties to the Company's shareholders, and impugns the directors' character and integrity by that implication. Thus, the Proposal should also be excluded from the Proxy Materials under Rule 14a-8(i)(3).

We respectfully request that the Staff concur with the Company's position that the Proposal properly may be omitted from the Proxy Materials for the Company's 2000 annual meeting. If the Staff disagrees with the Company's position, we request an opportunity to confer with the Staff prior to the issuance of its response. In addition, if you have any questions or comments regarding this statement, please contact the undersigned at (216) 430-1200.

Please acknowledge receipt of this letter by date stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Very truly yours,

Andrew C. Alexander

ATTACHMENT

PROPOSAL FOR CONSIDERATION AT 2000 ANNUAL MEETING

RESOLVED, That the shareholders of Boykin Lodging Company ("the Corporation") hereby add to the Code of Regulations:

ARTICLE XII

EQUAL ACCESS TO PROXY STATEMENT AND PROXY CARD

Every candidate for director {*15} shall be listed as a candidate for director in the management's proxy statement and proxy card. An opportunity to give, or withhold, authority to vote for or against each candidate for director shall be provided on management's proxy card. Management's proxy statement shall contain the same types and amounts of information about each candidate for director. Any and all proxy solicitation materials paid for by the Corporation, including oral solicitations, shall contain the same types and amounts of information about each candidate for director. "Candidate for director" means any person who has been nominated as a candidate for director for the Corporation, without regard to whether the person has been nominated by, or has been endorsed or approved by, the Board of Directors or any committee of the Board, or whether the person has been nominated by a shareholder.

SUPPORTING STATEMENT

The purpose of this resolution is to give all candidates for Director of the Corporation an equal chance for consideration by the shareholders.

Under the present system, only candidates who have been nominated by the incumbent Board of Directors are listed in the annual proxy statement, which is {*16} paid for by the Corporation at shareholders' expense. The fact that a shareholder may have nominated a candidate is not even disclosed. In addition management's proxy card - also paid for by the Corporation - does not give shareholders any opportunity to vote for anyone except management's nominees.

We do not believe that this is a good way for shareholders to elect corporate government. This Corporation has become like a one-party state: the only "election" is to vote for the party's slate.

We believe that the proposed open ballot process is particularly necessary for this company. Five of the seven current Board members are in management or closely tied thereto: the CEO (Boykin); the retired CFO (Heitland); the Corporation's lawyer (Adams); the Corporation's banker (Schecter); and a former business partner of the current COO (Winfield).

Without an open ballot process, the Corporation can perpetuate this system of selecting directors who are too closely tied to management to be truly accountable to shareholders.

It is no answer for management to say that anyone who wants to become a director may try to win election by sending out his or her own proxy statement and proxy cards. {*17} This can be an extremely expensive process, more than any individual is willing or able to pay.

The Corporation's recent performance does not show that management has been adept at selecting the best candidates for director. It is for the shareholders to decide who is most qualified to be the stewards of their investment.

We urge you to vote FOR this proposal.

Amendments To Rules On **Shareholder** Proposals

File No. S7-25-97

SECURITIES AND EXCHANGE COMMISSION

Release Nos. 34-**40018**, IC-23200; 17 CFR Part 240; RIN 3235-AH20

1998 SEC LEXIS 1001

May 21, 1998

ACTION:
[*1] Final Rule

TEXT:
As Corrected May 26, 1998. As Corrected August 27, 1998.

SUMMARY: The Securities and Exchange Commission ("we" or "Commission") is adopting amendments to its rules on **shareholder** proposals. The amendments recast rule 14a-8 into a Question & Answer format that both **shareholders** and companies should find easier to follow, and make other modifications to existing interpretations of the rule. We are also amending rule 14a-4 to provide clearer ground rules for companies' exercise of discretionary voting authority, and making related amendments to rule 14a-5.

EFFECTIVE DATE: The amendments are effective [30 days after publication in the Federal Register].

FOR FURTHER INFORMATION CONTACT: Frank G. Zarb, Jr., or Sanjay M. Shirodkar, Division of Corporation Finance, at (202) 942-2900, or Doretha M. VanSlyke, Division of Investment Management, at (202) 942-0721, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

SUPPLEMENTARY INFORMATION: The Commission is adopting amendments to rules 14a-8 n1, 14a-4 n2, and 14a-5 n3 under the Securities Exchange Act of 1934 (the "Exchange Act"). n4

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n1 17 CFR 240.14a-8.

n2 17 CFR 240.14a-4. [*2]

n3 17 CFR 240.14a-5.

n4 15 U.S.C. 78a et seq.

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I. Executive Summary

With modifications, we are adopting some of the amendments to our rules on **shareholder** proposals that we initially proposed on September 18, 1997. n5 As explained more fully in this release, we modified our original proposals based on our consideration of the more than 2,000 comment letters we received from the public. n6

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n5 See our Proposing Release, Exchange Act Release No. 39093 (Sept. 18, 1997) [62 Fed. Reg. 50682].

n6 The comment letters are available for inspection and copying in the Commission's Public Reference Room in file number S7-25-97. Comments that were submitted electronically are available on the Commission's website (www.sec.gov).

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Our proposed changes evoked considerable public controversy, as have our earlier efforts to reform these rules. Some **shareholders** and companies [*3] expressed overall support for our proposals. n7 Certain of our proposals, however, were viewed as especially controversial, and generated strong comments in favor, as well as heavy opposition. n8

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n7 See e.g., Comment Letters From Teachers Insurance and Annuity Assoc./College Retirement Equities Fund, Nov. 19, 1997 ("TIAA-CREF Letter"); California Public Employees' Retirement System, Nov. 10, 1997 ("CALPERS Letter"); American Society of Corporate Secretaries, Dec. 8, 1997 ("ASCS Letter"); The Business Roundtable, Dec. 9, 1997 ("BRT Letter"); Barclays Global Investors, Dec. 4, 1997; Georgeson & Company Inc., Dec. 31, 1997 ("Georgeson Letter").

n8 See e.g., New York City Employees Retirement System, Nov. 5, 1997 ("NYCERS Letter"); Interfaith Center on Corporate Responsibility, Dec. 23, 1997 ("ICCR Letter"); American Bar Ass'n, Dec. 23, 1997 ("ABA Letter"); Labor Policy Ass'n, Nov. 17, 1997 ("LPA Letter").

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The amendments adopted today:

. recast rule 14a-8 into a Question & Answer format that is easier to read; [*4]

. reverse the Cracker Barrel no-action letter on employment-related proposals raising social policy issues;

. adopt other less significant amendments to rule 14a-8; and

. amend rule 14a-4 to provide **shareholders** and companies with clearer guidance on companies' exercise of discretionary voting authority.

These reforms, in our view, will help to improve the operation of the rules governing **shareholder** proposals and will address some of the concerns raised by **shareholders** and companies over the last several years on the operation of the proxy process.

We have decided not to adopt other elements of our original proposals, due in part to strong concerns expressed by commenters. We are not adopting our original proposals to increase the percentage of the vote a proposal needs before it can be resubmitted in future years; n9 to streamline the exclusion for matters considered irrelevant to corporate business; n10 or to modify our administration of the rule that permits companies to exclude proposals that further personal grievances or special interests. n11 We are also not adopting the proposed "override" mechanism that would have permitted 3% of the shareownership to override a company's [*5] decision to exclude proposals under certain of the bases for exclusion set forth under Question 9 of amended rule 14a-8. n12

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n9 See Paragraph (12) under Question 9, formerly rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)].

n10 Paragraph (5) under Question 9, former rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)].

n11 Paragraph (4) under Question 9, former rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)].

n12 The mechanism had been included in Paragraph 10 of rule 14a-8 as proposed to be amended. See Proposing Release.

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Some of the proposals we are not adopting share a common theme: to reduce the Commission's and its staff's role in the process and to provide **shareholders** and companies with a greater opportunity to decide for themselves which proposals are sufficiently important and relevant to the company's business to justify inclusion in its proxy materials. However, a number of commenters resisted the idea of significantly decreasing the role of the Commission and its staff as informal arbiters through the administration [*6] of the no-action letter process. Consistent with these views, commenters were equally unsupportive of fundamental alternatives to the existing rule and process that, in different degrees, would have decreased the Commission's overall participation.

While we have tried to provide the most fair, predictable, and efficient system possible, these rules, even as amended, will continue to require us to make difficult judgments about interpretations of proposals, the motives of those submitting them, and the policies to which they relate. We will continue to explore ways to improve the process as opportunities present themselves.

II. Plain-English Question & Answer Format

We had proposed to recast rule 14a-8 into a more plain-English Question & Answer format. n13 We are adopting that proposal, and the amended rule will be the Commission's first in question and answer format. Most commenters who addressed this proposal expressed favorable views, believing that it would make the rule easier for **shareholders** and companies to understand and follow. n14

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n13 Unless specifically indicated otherwise, none of these revisions are intended to signal a change in our current interpretations. [*7]

n14 See, e.g., CALPERS Letter; State Teachers' Retirement Sys. (California), Jan. 12, 1998; Ethics in Investment Committee of the Sisters of Charity of Saint Elizabeth Station, Nov. 19, 1997; Mr. H. Carl McCall, Comptroller of the State of New York, Dec. 24, 1997; American Corporate Counsel Assoc., Dec. 31, 1997 ("ACCA Letter"); ASCS Letter; Eastman Kodak Co., Nov. 25, 1997; Banc One Corp., Dec. 9, 1998. Some commenters, however, did not believe that the new format would significantly improve the rule's operation. See, e.g., ABA Letter; New York State Bar Assoc., Dec. 10, 1997 ("New York State Bar Letter").

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In addition to the other amendments described in this release, we have made some minor revisions to the language we had proposed to conform with the new plain English format. For example, on the proposed revisions to paragraph (1) under Question 9, which is former rule 14a-8(c)(1), n15 commenters stated, and we agree, that the reference to "the state of the company's incorporation" may appear narrower than the actual scope of the rule because some entities that may be subject to the rule, [*8] such as partnerships, are not "incorporated." n16 Accordingly, the rule as adopted refers to "the laws of the jurisdiction of the company's organization."

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n15 Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)].

n16 See ABA Letter; ICCR Letter; Investment Company Institute, Dec. 30, 1997 ("ICI Letter").

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We are adopting minor plain-English revisions to paragraphs (2), (3), and (4) under Question 9, former rules 14a-8(c)(2), n17 (c)(3), n18 and (c)(4). Because we are not adopting the proposed substantive amendments to paragraph (5), former rule 14a-8(c)(5), we are making only minor, non-substantive modifications to the language of that rule so that it conforms to the new plain-English approach.

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n17 Rule 14a-8(c)(2) [17 CFR 240.14a-8(c)(2)].

n18 Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)].

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We are adopting the revisions to former rule 14a-8(c)(6), n19 now [*9] paragraph (6) under Question 9, as proposed. n20

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n19 Rule 14a-8(c)(6) [17 CFR 240.14a-8(c)(6)].

n20 One commenter thought the proposed language could be read as precluding companies from excluding proposals that companies lack power to implement. See ABA Letter. To the contrary, the revised rule continues to refer to situations where a company lacks "power" to implement the proposal. Thus, for example, exclusion may be justified where implementing the proposal would require intervening actions by independent third parties. See e.g., SCEcorp (Dec. 20, 1995) (proposal that unaffiliated fiduciary trustees amend voting agreements). Under current staff interpretations, however, exclusion would not normally be justified if the proposal merely requires the company to ask for cooperation from a third party. See, e.g., Northeast Utilities System (Nov. 7, 1996) (proposal that the company ask a third party to coordinate annual meetings held by public companies).

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While we are making minor conforming changes [*10] to the language of paragraph (7) under Question 9, formerly rule 14a-8(c)(7), n21 we have decided not to adopt the proposed language changes to this rule, or the list of illustrative examples, other than to replace the reference to "registrant" with "company." n22 We had proposed to revise the rule's language because we thought that the legal term-of-art "ordinary business" might be confusing to some **shareholders** and companies. The term refers to matters that are not necessarily "ordinary" in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations. Several companies and **shareholders** nonetheless objected to the proposed revisions, particularly the elimination of the "ordinary business" language, on the ground that most participants in the **shareholder** proposal process are now so familiar with the "ordinary business" language that they might misconstrue the revisions as signaling an interpretive change. n23 Indeed, since the meaning of the phrase "ordinary business" has been developed by the courts over the years through costly litigation and essentially [*11] has become a term-of-art in the proxy area, we recognize the possibility that the adoption of a new term could inject needless costs and other inefficiencies into the **shareholder** proposal process.

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n21 Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)].

n22 Two commenters suggested that we include a non-exclusive list of examples of matters particular to investment companies that would be excludable per se under the ordinary business exception. See ICI Letter; Gordon Altman Butowsky Weitzen Shalov & Wein, Dec. 16, 1997. We have not followed the suggestion. We believe that investment companies are not sufficiently different from other types of issuers to make it appropriate for us to designate a predefined set of topics that would be excepted from the **shareholder** proposal process established under Rule 14a-8.

n23 See, e.g., ICCR Letter; Jessie Smith Noyes Foundation, Nov. 14, 1997 ("Jessie Smith Noyes Letter"); Long View Collective Investment Fund, Jan. 5, 1998 ("Long View Letter"); ABA Letter; The Chase Manhattan Corp., Jan. 14, 1998 ("Chase Manhattan Letter").

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[*12]

We are adopting with one modification the proposed language changes to paragraph (8) under Question 9, formerly rule 14a-8(c)(8). n24 The rule as proposed would have permitted companies to exclude a proposal that "relates to an election for membership on the company's board of directors." Based on a suggestion from one commenter, in order to account for non-corporate entities with principal governing bodies bearing names other than the "board of directors," the rule as adopted refers explicitly to elections to an "analogous governing body." n25

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n24 Rule 14a-8(c)(8) [17 CFR 240.14a-8(c)(8)].

n25 See ABA Letter.

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We are adopting as proposed our revisions to paragraph (9) under Question 9, formerly rule 14a-8(c)(9). n26 As amended, the rule permits a company to exclude a proposal that "directly conflicts with one of the company's own proposals to be submitted to **shareholders** at the same meeting." n27

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n26 Rule 14a-8(c)(9) [17 CFR 240.14a-8(c)(9)]. [*13]

n27 One commenter thought that the word "directly" may appear to signal a narrowing of the exclusion. See ABA Letter. We believe that the revisions accurately convey our current interpretations of the rule; of course, by revising the rule we do not intend to imply that proposals must be identical in scope or focus for the exclusion to be available. See, e.g., SBC Communications (Feb. 2, 1996) (**shareholder** proposal on calculation of non-cash compensation directly conflicted with company's proposal on a stock and incentive plan).

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We are adopting as proposed the revisions to paragraphs (10) and (11) under Question 9, formerly rules 14a-8(c)(10) n28 and 14a-8(c)(11). n29 The revisions to paragraph (10) reflect an interpretation that we adopted in 1983. n30

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n28 Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)].

n29 Rule 14a-8(c)(11) [17 CFR 240.14a-8(c)(11)].

n30 In Exchange Act Release No. 20091 (Aug. 16, 1983) [48 FR 38218], we stated that a proposal may be excluded under the rule if it has been "substantially implemented."

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[*14]

Although we are not adopting proposed substantive revisions to paragraph (12), formerly rule 14a-8(c)(12) n31, we are adopting non-substantive revisions to conform the rule to the new plain-English approach.

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n31 As explained in Section VI below, we have decided not to modify the percentage of the **shareholder** vote that a proposal must receive in order to be entitled to re-submission in future years.

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The Commission, through the Division of Corporation Finance (the "Division"), anticipates establishing a special electronic mailbox only for rule 14a-8 correspondence through which both **shareholders** and companies will be permitted to make electronic submissions under this rule, including follow-up correspondence.

III. The Interpretation Of Rule 14a-8(c)(7): The "Ordinary Business" Exclusion

We proposed to reverse the position announced in the 1992 Cracker Barrel no-action letter concerning the Division's approach to employment-related **shareholder** proposals raising social policy issues. n32 In that letter, the [*15] Division announced that

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n32 See Cracker Barrel Old Country Stores, Inc. (Oct. 13, 1992).

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the fact that a **shareholder** proposal concerning a company's employment policies and practices for the general workforce is tied to a social issue will no longer be viewed as removing the proposal from the realm of ordinary business operations of the registrant. Rather, determinations with respect to any such proposals are properly governed by the employment-based nature of the proposal.

We are adopting our proposal to reverse the Cracker Barrel position, which provided that all employment-related **shareholder** proposals raising social policy issues would be excludable under the "ordinary business" exclusion. n33 The Division will return to its case-by-case approach that prevailed prior to the Cracker Barrel no-action letter.

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n33 The reversal is effective as of May 21, 1998, and will apply to future

Division no-action responses. It will apply to any rule 14a-8 no-action submission that the Division has received before May 21, 1998 if the Division has not issued a corresponding no-action response by the close of business on May 20, 1998.

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[*16]

In applying the "ordinary business" exclusion to proposals that raise social policy issues, the Division seeks to use the most well-reasoned and consistent standards possible, given the inherent complexity of the task. From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, n34 the manufacture of tobacco products, n35 executive compensation, n36 and golden parachutes. n37

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n34 See Pacific Telesis Group (Feb. 2, 1989).

n35 See Phillip Morris Companies, Inc. (Feb. 13, 1990).

n36 See Reebok Int'l Ltd. (Mar. 16, 1992).

n37 See Transamerica Corp. (Jan. 10, 1990).

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We believe that reversal of the Division's Cracker Barrel no-action letter, which the Commission had subsequently affirmed, [*17] n38 is warranted. Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate. n39 In addition, as a result of the extensive policy discussion that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among **shareholders** in having an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues.

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n38 See Letter dated January 15, 1993 from Jonathan G. Katz, Secretary to the Commission, to Sue Ellen Dodell, Deputy Counsel, Office of Comptroller, City of New York.

n39 See e.g., Investors Focus on Diversity at Texaco Annual Meeting: Company Faces 94 Discrimination Filings, The Washington Post, May 14, 1997; **Shareholders** Press Shoney's on Bias Issue, The New York Times, Dec. 26, 1996.

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Reversal of the Cracker Barrel [*18] no-action position will result in a return to a case-by-case analytical approach. In making distinctions in this area, the Division and the Commission will continue to apply the applicable standard for determining when a proposal relates to "ordinary business." The standard, originally articulated in the Commission's 1976 release, provided an exception for certain proposals that raise significant social policy issues. n40

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n40 See Exchange Act Release No. 12999 (Nov. 22, 1976) [41 FR 52994].

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While we acknowledge that there is no bright-line test to determine when employment-related **shareholder** proposals raising social issues fall within the scope of the "ordinary business" exclusion, the staff will make reasoned distinctions in deciding whether to furnish "no-action" relief. Although a few of the distinctions made in those cases may be somewhat tenuous, we believe that on the whole the benefit to **shareholders** and companies in providing guidance and informal resolutions will outweigh the [*19] problematic aspects of the few decisions in the middle ground.

Nearly all commenters from the **shareholder** community who addressed the matter supported the reversal of this position. n41 Most commenters from the corporate community did not favor the proposal to reverse Cracker Barrel, though many indicated that the change would be acceptable as part of a broader set of reforms. n42

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n41 See, e.g., Calvert Group, Nov. 26, 1997 ("Calvert Letter"); Center for Responsible Investing, Rec'd Nov. 3, 1997; Captains Endowment Assoc., Rec'd Nov. 6, 1997; Social Investment Forum, Jan. 2, 1998 ("Social Investment Forum Letter").

n42 See, e.g., ASCS Letter; ACCA Letter; BRT Letter; AlliedSignal Inc., Nov. 24, 1997; Ashland Inc., Nov. 21, 1997; LPA Letter; Sullivan & Cromwell, Dec. 29, 1997 ("Sullivan & Cromwell Letter").

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Going forward, companies and **shareholders** should bear in mind that the Cracker Barrel position relates only to employment-related proposals raising certain social policy issues. Reversal of the [*20] position does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations.

Finally, we believe that it would be useful to summarize the principal considerations in the Division's application, under the Commission's oversight, of the "ordinary business" exclusion. The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for **shareholders** to decide how to solve such problems at an annual **shareholders** meeting.

The policy underlying the ordinary business exclusion rests on two central considerations. The first-relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct **shareholder** oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals [*21] relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a **shareholder** vote. n43

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n43 See, e.g., Reebok Int'l Ltd. (Mar. 16, 1992) (noting that a proposal concerning senior executive compensation could not be excluded pursuant to rule 14a-8(c)(7)).

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The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which **shareholders,** as a group, would not be in a position to make an informed judgment. n44 This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

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n44 Exchange Act Release No. 12999 (Nov. 22, 1976).

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[*22]

A similar discussion in the Proposing Release of the primary considerations underlying our interpretation of the "ordinary business" exclusion as applied to such proposals raised some questions and concerns among some of the commenters. Because of that concern, we are providing clarification of that position. n45 One aspect of that discussion was the basis for some commenters' concern that the reversal of Cracker Barrel might be only a partial one. More specifically, in the Proposing Release we explained that one of the considerations in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. We cited examples such as where the proposal seeks intricate detail, or seeks to impose specific time-frames or to impose specific methods for implementing complex policies. Some commenters thought that the examples cited seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to "ordinary business." n46 We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable [*23] level of detail without running afoul of these considerations. n47

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n45 The exclusion has been interpreted previously by the Commission. See, e.g., Exchange Act Release No. 20091 (Aug. 16, 1983) [48 FR 38218]; Exchange Act Release No. 12999 (Nov. 22, 1976) [41 FR 52994]; Exchange Act Release No. 4950 (Oct. 9, 1953) [18 FR 6646]. It has also been interpreted by the courts. See, e.g., Grimes v. Ohio Edison Co., 992 F.2d 455 (2d Cir. 1993); Roosevelt v. E.I. Du Pont De Nemours & Co., 958 F.2d 416 (D.C. Cir. 1992); Medical Committee for Human Rights v. SEC, 432 F.2d 659 (D.C. Cir. 1970); New York City Employees' Retirement Sys. v. SEC, 843 F. Supp. 858, rev'd 45 F.3d 7 (2d Cir. 1995); Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877, 891 (S.D.N.Y. 1993).

n46 See, e.g., ICCR Letter; Long View Letter; Letter from Professor Harvey J. Goldschmid of Columbia University School of Law, and Ira M. Millstein, Senior Partner, Weil, Gotshal & Manges LLP, Dec. 23, 1997 ("Goldschmid and Millstein Letter"). Compare Chase Manhattan Letter. [*24]

n47 See, e.g., Roosevelt v. E.I. Du Pont De Nemours & Co. 958 F.2d at 424-427 (one-year difference in timing of CFC production phase-out does not implicate significant policy, but longer period might implicate significant policy). In Amalgamated Clothing and Textile Workers Union, 821 F. Supp. at 891, the court required Wal-Mart to include a proposal in its proxy materials that sought information on the company's affirmative action policies and practices, although it also required the proponents to make certain revisions designed to ensure that the proposal did not seek excessive detail.

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Further, in a footnote to the same sentence citing examples of "micro-management," we included a citation to Capital Cities/ABC, Inc., (Apr. 4, 1991) involving a proposal on the company's affirmative action policies and practices. n48 Some commenters were concerned that the citation might imply that proposals similar to the Capital Cities proposal today would automatically be excludable under "ordinary business" on grounds that they seek excessive [*25] detail. Such a position, in their view, might offset the impact of reversing the Cracker Barrel position. However, we cited Capital Cities/ABC, Inc. only to support the general proposition that some proposals may intrude unduly on a company's "ordinary business" operations by virtue of the level of detail that they seek. We did not intend to imply that the proposal addressed in Capital Cities, or similar proposals, would automatically amount to "ordinary business." Those determinations will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed.

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n48 See Proposing Release, Footnote 79.

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IV. Rule 14a-4: Discretionary Voting Authority

We had proposed amendments to rule 14a-4, and related amendments to rule 14a-5, to provide clearer guidelines for companies' exercise of discretionary voting authority in connection with annual **shareholder** meetings. n49 We are adopting our proposals with some modifications. [*26]

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n49 Discretionary voting authority is the ability to vote proxies that **shareholders** have executed and returned to the company, on matters not specifically reflected on the proxy card, and on which **shareholders** have not had an opportunity to vote by proxy. While not necessarily limited to annual meetings involving the election of directors, this has been the context in which companies have expressed concerns about proponents' attempts to "end run" around the rule 14a-8 process.

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As we explained in the Proposing Release, rule 14a-4 did not clearly address the exercise of discretionary voting authority if a **shareholder** proponent chooses not to use rule 14a-8's procedures for placing his or her proposal in the company's proxy materials. This may occur if the proponent notifies the company in advance of the meeting of his or her intention to present the proposal from the floor of the meeting, and commences his or her own proxy solicitation, without ever invoking rule 14a-8's procedures. Our amendments to rule 14a-4(c)(1), [*27] and new paragraphs 14a-4(c)(2) and (c)(3), are designed to provide companies with clearer guidance on the scope of permissible discretionary voting power in the context of a non-14a-8 proposal.

A. Rule 14a-4(c)(1)

We are adopting essentially as proposed new rule 14a-4(c)(1), which replaces a "reasonable time" standard with a clear date after which notice to the company of a possible **shareholder** proposal would not jeopardize a company's ability to exercise discretionary voting authority on that new matter when and if raised at the annual meeting. Most commenters who addressed this proposal expressed favorable views. n50 Amended paragraph 14a-4(c)(1) allows a company voting discretionary authority where the company did not have notice of the matter by a date more than 45 days before the month and day in the current year corresponding to the date on which the company first mailed its proxy materials for the prior year's annual meeting of **shareholders,** or by a date established by an overriding advance notice provision. n51

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n50 See, e.g., ICCR Letter; TIAA-CREF Letter; LongView Letter; BRT Letter; ACCA Letter; Barclays Global Investors, Dec. 4, 1997; United Brotherhood of Carpenters and Joiners of America ("Carpenters Letter"); International Union of Operating Engineers, Dec. 29, 1997 ("Engineers Letter"); International Brotherhood of Teamsters, Dec. 23, 1997 ("Teamsters Letter"). A few commenters did not favor the proposal. See, e.g., Gannett Corp., Nov. 20, 1997; CALPERS Letter; Union of Needletrades, Industrial and Textile Employees, Jan. 2, 1998 ("UNITE Letter"). [*28]

n51 An advance notice provision is a requirement in a company's charter or bylaws that a **shareholder** proponent notify the company of his/her intention to present a proposal a certain number of days or weeks prior to the **shareholders'** meeting or the mailing of proxies.

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As an example, assume a company mailed this year's proxy materials on March 31, 1998 for an annual meeting on May 1, 1998. Next year, the company also schedules an early May annual meeting. The notice date established by new rule 14a-4(c)(1) for non-14a-8 proposals is 45 calendar days before March 31, or February 14. Thus February 14, 1999 would represent the notice date for the purposes of amended rule 14a-4(c)(1) unless a different date is established by an overriding advance notice provision in the company's charter or bylaws. n52

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n52 As amended, rule 14a-5(e) requires companies to disclose this date in each annual meeting proxy statement or its equivalent. See Section V below.

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[*29]

A few commenters thought that advance notice of 45 days might provide an insufficient amount of time for some companies with longer printing and mailing schedules. n53 However, we do not believe that it is necessary to extend the 45-day advance notice period, since most companies should have some flexibility under state law to prolong the period through advance notice provisions. We stated in the Proposing Release that we did not intend to interfere with the operation of state law authorized definitions of advance notice set forth in corporate bylaws and/or articles of incorporation, and a number of commenters supported this approach. n54 Accordingly, an advance notice provision would override the 45-day period under rule 14a-4, resulting in a shorter n55 or longer period. n56 The rule continues to require inclusion of a specific statement, in either the proxy statement or proxy card, of an intent to exercise discretionary voting authority in these circumstances.

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n53 See, e.g., ACCA Letter; Citicorp, Dec. 23, 1997 ("Citicorp Letter").

n54 See, e.g., Air Products and Chemicals, Inc., Dec. 22, 1997; NationsBank, Nov. 21, 1997; BRT Letter; Sullivan & Cromwell Letter. Other commenters who generally supported proposed new paragraph 14a-4(c)(1) did not note an objection to this aspect of the rule's operation. See, e.g., Carpenters Letter; Longview Letter; Engineers Letter; ICCR Letter; TIAA-CREF Letter. [*30]

n55 A company that mails its proxy materials before the expiration of the period established by an advance notice bylaw would continue to be subject to the notice even though it has already mailed its proxies.

n56 One commenter suggested that we move the parenthetical referring to the effect of advance notice provisions from the middle of the first sentence of paragraph 14a-4(c)(1) as proposed to the end of the that sentence in order to clarify that an advance notice provision would override the 45-day period established by the rule whether the provision runs from the meeting date or from the mailing date. See Sullivan & Cromwell Letter. We agree and have made the revision.

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Paragraph 14a-4(c)(1) as adopted continues to incorporate a "reasonable time" standard if the company did not hold an annual meeting of **shareholders** during the prior year, or if the date of the annual meeting has changed by more than 30 days from the prior year. While one commenter suggested an alternative mechanism designed to provide a more specific "default" date, we were concerned that such an alternative approach [*31] might make the rule unjustifiably complex. n57

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n57 See Sullivan & Cromwell Letter.

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B. Rule 14a-4(c)(2)

Proposed new paragraph 14a-4(c)(2) addressed a company's ability to exercise discretionary voting authority for an annual **shareholders'** meeting notwithstanding its receipt of "timely" advance notice of a non-14a-8 **shareholder** proposal as defined by paragraph 14a-4(c)(1). n58 We are adopting new paragraph (c)(2), but with some modifications of the original proposal.

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n58 A few commenters also thought that we should further clarify that new paragraph 14a-4(c)(2) comes into play only if the company receives timely notice of a non-14a-8 proposal for the purposes of paragraph (c)(1). We added clarifying language to the end of paragraph (c)(1) and the beginning of paragraph (c)(2) in response to these comments.

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As originally proposed, paragraph 14a-4(c)(2) [*32] would have permitted the exercise of discretionary voting authority by company management if the company's proxy materials were to include: (i) in the proxy statement, a discussion of the nature of the matters as to which adequate advance notice has been received, and how the company intends to exercise its discretion to vote on each such matter should it be presented to **shareholders** at the meeting, and (ii) on the proxy card, a cross-reference to the discussion in the proxy statement 'and a box allowing **shareholders** to withhold discretionary authority from management to vote on the designated matter(s). The pre-conditions to reliance on the rule are discussed below.

1. Proxy Statement Disclosure

On the first pre-condition of the proposed rule, requiring disclosure of the nature of potential non-14a-8 **shareholder** proposals, a number of commenters objected to our use of the word "discussion." n59 In their view, the word "discussion" appears to signal a departure from the Division's current position expressed in its Idaho Power and Borg-Warner no action letter responses. n60 Under those no-action responses, companies must only "advise" **shareholders** of, rather than "discuss," [*33] the nature of proposals that may be raised. Because we intended no departure from the disclosure element of the Division's no-action position, paragraph (c)(2) as adopted replaces the word "discussion" with "advice." We remind you that the disclosure prescribed by amended rule 14a-4(c)(2), as with any disclosure item, must take into account the disclosure requirements of the proxy anti-fraud rule. n61

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n59 See, e.g., Chevron Corp., Nov. 25, 1997; USX Corp., Dec. 18, 1997.

n60 Idaho Power Co. (Mar 13, 1996); Borg-Warner Security Corp. (Mar. 14, 1996).

n61 See rule 14a-9 [17 CFR 240.14a-9].

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2. No Separate Voting Box

On the second pre-condition of proposed paragraph 14a-4(c)(2), a number of commenters objected to the inclusion of a separate voting "box" permitting **shareholders** to withhold discretionary authority from management on a non-14a-8 **shareholder** proposal as to which adequate advance notice had been received in the context of an annual meeting or its equivalent. Some stated that a voting [*34] box permitting **shareholders** to withhold discretionary voting authority in some circumstances may be confusing if **shareholders** are also independently solicited by the proponent in support of the same proposal. n62 We agree that inclusion of the proposed box on companies' proxy cards may be confusing in some circumstances. n63

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n62 See, e.g., Georgeson Letter; ICCR Letter; UNITE Letter; Davis, Cowell & Bowe, LLP, Jan. 2, 1998. One commenter gave the following example. An insurgent sends out a proxy card seeking **shareholder** votes on its **shareholder** resolution. A **shareholder** who receives the insurgent's card votes in favor of the proposal, and executes and returns the insurgent's card. But then the company either solicits, or resolicits, the same **shareholder,** and includes a "withhold" box on management's proxy card relating to the same non-14a-8 proposal. Since the **shareholder** does not wish to grant management discretionary voting authority on the proposal, it checks the box. But then, in the commenter's view, it may be unclear whether the **shareholder** has executed a subsequent proxy that revokes the **shareholder's** execution of the insurgent's card under applicable state law. See ICCR Letter at 32-33. [*35]

n63 A few commenters from the **shareholder** community suggested that we overcome possible confusion by requiring companies to permit **shareholders** to vote "for" or "against" non-14a-8 proposals. Commenters from the corporate community that addressed the matter opposed such an approach, and we believe that the amendments adopted today adequately accomplish our goal of providing clearer guidelines in this area. Contrary to the statements by some commenters, it is not necessarily a precondition for the exercise of discretionary voting authority under the Division's current no-action letters that companies include an extra item on their proxy cards permitting **shareholders** to vote "for" or "against" non-14a-8 proposals. See Idaho Power and Borg-Warner.

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Other commenters objected to the separate voting box because they believe that the potential availability of the box would in effect create a new system for submitting **shareholder** proposals without having to comply with the restrictions under rule 14a-8. n64 In their view, the prospect of obtaining a voting box with a cross-reference to disclosure [*36] of the nature of the potential proposal in the proxy statement would encourage the submission of more **shareholder** proposals outside rule 14a-8's mechanisms.

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n64 See, e.g., BRT Letter; ASCS Letter; J.C. Penny Company, Dec. 19, 1997; Champion Int'l Corp., Dec. 18, 1997; International Paper, Nov. 19, 1997.

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Accordingly, we have decided not to include the new voting box as part of new rule 14a-4(c)(2). A **shareholder's** execution of a proxy card will confer discretionary voting authority if the requirements of the rule are satisfied.

3. Percentage of **Shareholders** to be Solicited

Several commenters also objected to proposed new paragraph 14a-4(c)(2) on grounds that it would permit a company to exercise discretionary voting authority at an annual **shareholders** meeting even if the **shareholder** proponent had independently solicited the percentage of **shareholders** required to carry the proposal. n65 These commenters believe that a company should not be permitted to vote uninstructed proxies if the proponent has put the proposal [*37] "in play" by providing a proxy statement and form of proxy to a significant percentage of the company's shareownership. On this point, proposed paragraph 14a-4(c)(2) represented a departure from the "percentage of shares solicited" standard articulated in the Division's Idaho Power and Borg-Warner no-action positions.

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n65 See, e.g., Mr. Jack Sheinkman, Vice-Chair Amalgamated Bank of New York, and President Emeritus Amalgamated Clothing & Textile Workers Union AFL-CIO, CLC, Nov. 7, 1997; Service Employees Int'l Union, Dec. 31, 1997; Engineers Letter; Carpenters Letter; National Electrical Benefit Fund, Dec. 22, 1997 ("NEBF Letter").

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In response to these comments, and in light of our decision not to adopt the proposal to require that the Company include an additional box on its proxy cards for withholding discretionary voting authority, we have decided to codify the "percentage of shares solicited" standard of the Division's current no-action positions. The final rule therefore precludes a company from exercising [*38] discretionary voting authority on matters as to which it has received adequate advance notice if the proponent provides the company as part of that notice with a statement that it intends to solicit the percentage of **shareholder** votes required to carry the proposal, followed with specified evidence that the stated percentage had actually been solicited.

As we explained in the Proposing Release, this aspect of the Division's no-action position had been the source of uncertainty for companies. A company may not know whether a **shareholder** intends to begin to solicit proxies independently, or how many **shareholders** will be solicited if a solicitation is actually commenced. We understand that in a number of instances companies were forced to guess whether its ability to exercise discretionary authority had been restricted. A number of commenters from both the corporate and **shareholder** communities suggested that we overcome the potential for uncertainty by requiring proponents to provide advance written notice if they intend to deliver a proxy statement and form of proxy to holders of at least the minimum number of the company's voting shares that is required to carry the proposal, including [*39] measures to help ensure that such notice is bona fide. n66

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n66 See, e.g., NEBF Letter; Carpenters Letter; UNITE Letter; Engineers Letter; LongView Letter; Citicorp Letter; Questar Corp., Dec. 31, 1997; Harrah's Entertainment, Inc., Dec. 31, 1997; see also Goldschmid and Millstein Letter.

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We have revised new paragraph (c)(2) to reflect these comments, and the rule as adopted requires a **shareholder** proponent to provide the company with written notice within the timeframe established by paragraph 14a-4(c)(1), that is, earlier than 45 days or in compliance with advance notice provisions. In order to help ensure that the notice has been provided in good faith, paragraph 14a-4(c)(2) as adopted also requires the proponent to repeat the statement (that it intends to solicit sufficient proxies to prevail) in its proxy materials to underscore the applicability of rule 14a-9, the anti-fraud rule. To further emphasize this point, and to provide interested parties with the ability to proceed against a proponent that does [*40] not fulfill its good faith promise to solicit the required number of **shareholders,** the rule requires the proponent to provide the company with a statement from the solicitor or other person with knowledge indicating that the proponent has taken the steps necessary to solicit the percentage of the company's shareownership required to approve the proposal. A statement executed by the **shareholder** insurgent will satisfy this requirement only to the extent that it was actually involved in carrying out the solicitation.

C. Rule 14a-4(c)(3)

We are also adopting a new paragraph 14a-4(c)(3) to further clarify the rule's operation in connection with special **shareholders'** meetings and other solicitations. Rules 14a-4(c)(1) and 14a-4(c)(2) as proposed to be amended, and as adopted, establish a clearer framework for companies' exercise of discretionary voting authority for annual **shareholder** meetings or their functional equivalents. We did not intend for that framework to apply to other solicitations, or to solicitations by persons other than management, such as special meetings or consent solicitations unrelated to the election of directors, which would continue to be governed by the "reasonable [*41] time" standard that had applied to all solicitations under former rule 14a-4(c)(1). Although there does not appear to have been confusion among commenters on this point, new paragraph (c)(3), and new introductory language to new paragraphs (c)(1) and (c)(2), should help clarify the point. . .

Tracking much of the language of former paragraph 14a-4(c)(1), new paragraph (c)(3) provides for the exercise of discretionary voting authority "for solicitations other than for annual meetings or for solicitations by persons other than the registrant, [on] matters which the persons making the solicitation do not know, a reasonable time before the solicitation, are to be presented at the meeting, if a specific statement to that effect is made in the proxy statement or form of proxy." n67

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n67 See United Mine Workers v. Pittston Co., [1989-1990 Transfer Binder] Fed. Sec. L.Rep. (CCH) P 94,946 (D.D.C. Nov. 24, 1989); and Larkin v. Baltimore Bancorp, 769 F. Supp. 919 (D. Md. 1991).

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[*42]

D. Filing in Preliminary Form

Finally, in the Proposing Release, we stated that during the 1996 proxy season the Division permitted several companies to avoid filing proxy materials in preliminary form despite receipt of adequate advance notification of a non-14a-8 **shareholder** proposal, so long as these companies disclosed in their proxy statements the nature of the proposal and how management intended to exercise discretionary voting authority if the proposal were actually to be presented to a vote at the meeting. We also stated that, in light of the proposed amendments to rule 14a-4, we might reverse that informal position, so that companies receiving notice of a non-14a-8 proposal before the filing of their proxy materials would be required to file their materials in preliminary form to preserve discretionary voting authority under rule 14a-4(c)(2). A number of commenters opposed reversal of the position, stating that in ordinary circumstances little would be gained by staff review of this material, and that potential delays resulting from preliminary filings could unjustifiably interfere with companies' mailing schedules. n68 The Division has decided not to reverse its position [*43] at this time, but may evaluate the position again in the future after monitoring proxy filings under the amended rules.

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n68 See e.g., ABA Letter; BRT Letter; ASCS Letter; Goldschmid and Millstein Letter. A few commenters within the **shareholder** community supported reversal of the position. See, e.g., Engineers Letter; Carpenters Letter.

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V. Other Amendments

We are adopting other modifications to rules 14a-8 and 14a-5.

We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. n69 One commenter objected to the proposal on grounds that the definition appeared to preclude all **shareholder** proposals seeking information. n70 In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

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n69 For favorable comments, see, e.g., TIAA-CREF Letter; ABA Letter; GE Stockholders' Alliance, Oct. 16, 1997. But see, e.g., ICCR Letter. [*44]

n70 See Calvert Letter.

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Also as proposed, we are increasing the dollar value of a company's voting shares that a **shareholder** must own in order to be eligible to submit a **shareholder** proposal -- from $ 1,000 to $ 2,000 -- to adjust for the effects of inflation since the rule was last revised. n71 There was little opposition to the proposed increase among commenters, although several do not believe the increase is great enough to be meaningful, especially in light of the overall increase in stock prices over the last few years. n72 Nonetheless, we have decided to limit the increase to $ 2,000 for now, in light of rule 14a-8's goal of providing an avenue of communication for small investors. There was no significant support for any modifications to the rule's other eligibility criteria, such as the one-year continuous ownership requirement.

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n71 See the answer to Question 2.

n72 See, e.g., ASCS Letter; ABA Letter; BRT Letter; see also ICCR Letter.

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[*45]

A number of commenters supported, and few opposed, our proposal to establish a uniform 14-day period in which **shareholders** would be required to respond to a company's notification that the **shareholder** has failed to comply with one or more procedures under rule 14a-8, such as the submission deadlines and the rule's for establishing proponent eligibility. n73 We are adopting the 14-day period as proposed. In response to one commenter's suggestion, we have added a sentence to the rule clarifying that a company need not provide notice of a deficiency that cannot be remedied. If the company intends to exclude the proposal, it nonetheless would later have to make a submission under rule 14a-8, and provide a copy to the proponent. n74

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n73 See, e.g., ABA Letter; ASCS Letter; TIAA-CREF Letter; GE Stockholders' Alliance, Oct. 16, 1997. But see ICCR Letter; Carpenters Letter.

n74 See Rule 14a-8(j)(Question 10).

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We are also adopting amendments to rule 14a-5(e), with a few modifications from our proposals. As proposed [*46] to be amended, that rule would require companies to disclose the date after which proposals submitted outside the framework of rule 14a-8 are considered untimely for the purposes of amended rule 14a-4(c)(1). n75

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n75 See Section IV above. The new information, if applicable, would be disclosed under Item 5 of Form 10-Q or 10-QSB ("Other Information").

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Two commenters objected to our proposal to amend rule 14a-5(e) to require disclosure of the date by which **shareholders** must notify the company of any non-14a-8 proposals under amended rule 14a-4(c)(1). n76 They were concerned that disclosure of the date would appear to formalize a new system for submitting **shareholder** proposals in competition with the mechanisms of rule 14a-8, and would encourage the submission of proposals outside of that process. We do not agree that mere disclosure of the date would likely have that effect, and we believe that disclosure is necessary because **shareholders** often would not have enough information to deduce the date reliably on their [*47] own. We are also adopting the other proposed modifications to rule 14a-5(e) designed to streamline the rule's operation.

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n76 See ABA Letter; New York State Bar Letter.

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One commenter pointed out that it is unclear from the rule as drafted whether the new disclosure in the company's proxy statement should reflect the "default" date under amended rule 14a-4(c)(1), or instead the date established by an overriding advance notice provision, if any. n77 We have revised the rule to clarify that companies should disclose the date established by an overriding advance notice provision, and in the absence of such a provision, the "default" date for submitting non-14a-8 proposals, which normally would be 45 days before the date the company mailed its proxy materials for the prior year. Because the rule also requires companies to disclose the deadline for submitting rule 14a-8 proposals, companies' disclosure should clearly distinguish between the two dates.

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n77 See W.R. Grace & Co., Oct. 28, 1997.

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[*48]

Finally, in the answer to Question 8 of amended rule 14a-8, we proposed to include an advisory that the proponent or the proponent's representative make sure that he/she follows applicable procedures proper under state law for appearing at the meeting and/or presenting the proposal. Most commenters who addressed the proposal viewed the advisory as a helpful aid. n78 We have included the advisory as proposed.

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n78 See, e.g., CALPERS Letter; ICCR Letter; ASCS Letter.

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VI. Proposals Not Adopted

We have decided not to adopt some of our original proposals, due in part to concerns expressed by some commenters. These proposals generally received support from some commenters, but equally strong opposition from others.

Personal Grievance Exclusion

Paragraph (4) under Question 9, formerly rule 14a-8(c)(4), permits companies to exclude proposals furthering personal grievances or special interests. We had proposed to modify the way the Division administers the rule so that the staff would concur in the exclusion of [*49] a proposal on this ground only if the proposal on its face were to relate to a personal grievance or special interest. In other circumstances, under our proposal, the Division would express "no view" in its no-action response. The proposal reflected our view that the Division's ability to make the necessary factual findings is limited in the context of evaluating an otherwise "facially neutral" proposal, and that companies and **shareholders** themselves possess much of the factual information relevant to the applicability of the "personal grievance" exclusion.

Shareholders expressed serious concerns about this proposal. n79 A number of commenters from the **shareholder** community were concerned that companies might use the increased flexibility provided by a "no view" no-action response to exclude proposals that do not in actuality further personal grievances of special interests. In their view, a **shareholder,** in these circumstances, might be forced to incur the expense of litigation to prevent exclusion of the proposal. Some **shareholders,** for instance, were concerned that companies might rely on the rule to exclude proposals focusing on social policy matters. n80 We agree that the proposal [*50] might increase the likelihood of disputes between **shareholders** and companies. We have therefore decided not to implement the proposal, and will continue to administer the rule consistently with our current practice of making case-by-case determinations on whether the rule permits exclusion of particular proposals.

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n79 See, e.g., ICCR Letter; Teamsters Letter; Captains Endowment Ass'n, rec'd Nov. 6, 1997; Davis, Cowell & Bowe LLP, Jan. 2, 1998 ("Davis, Cowell & Bowe Letter").

n80 Social issue proposals are generally not excludable under paragraph (4). In 1983, we amended the rule to clarify that it would not apply, without other factors, to exclude a proposal "relating to an issue in which a proponent was personally committed or intellectually and emotionally interested." Exchange Act Release No. 20091 (Aug. 16, 1983) [48 FR 38218].

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Resubmission Thresholds

If a proposal fails to receive a specified level of support, paragraph (12) under Question 9, formerly rule 14a-8(c)(12), permits [*51] a company to exclude a proposal focusing on substantially the same subject matter for a three-year period. In order to avoid possible exclusion, a proposal must receive at least 3% of the vote on its first submission, 6% on the second, and 10% on the third. We had proposed to raise the percentage thresholds respectively to 6%, 15%, and 30%.

Many commenters from the **shareholder** community expressed serious concerns about this proposal. n81 We have decided not to adopt the proposal, and to leave the thresholds at their current levels.

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n81 See, e.g., ICCR Letter; NYCERS Letter; Calvert Letter; Social Investment Forum Letter; the School Sisters of Notre Dame, Oct. 20, 1997; the Conference on Corporate Responsibility of Indiana and Michigan, Oct. 14, 1997; CALPERS Letter (indicating that it might support more modest increases in the thresholds); but see TIAA-CREF Letter (supporting the increases at the levels proposed). These commenters were concerned that the increases would operate to exclude too great a percentage of proposals -- particularly those focusing on social policy issues which tend to receive lower percentages of the **shareholder** vote.

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[*52]

Proposed Override Mechanism

We had proposed a new mechanism that would have permitted 3% of a company's shareownership to override the "ordinary business" exclusion and the "relevance" exclusion, paragraphs (7) and (5) under Question 9.

Several commenters opposed the proposal. n82 Other commenters supported the override concept as proposed, but expressed concerns about specific aspects, including whether the proposed 3% threshold may be too low and lead to erosion of the "ordinary business" and "relevance" exclusions that would be subject to an override. n83 Some **shareholders** thought the opposite, that 3% support of a company's shareownership would be too difficult for a **shareholder** proponent to obtain.

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n82 Former paragraphs (c)(7) and (c)(5) of rule 14a-8. See, e.g., ABA Letter; ACCA Letter; LPA Letter; AT&T, Dec. 24, 1997; Household Int'l, Inc., Jan. 6, 1998; Federal Express Corp., Jan. 2, 1998; ICI Letter (concerned that proposal if adopted might be costly and disruptive for investment companies)

n83 See, e.g., ASCS Letter; BRT Letter; FMC Corp., Dec. 5, 1997; Ford Motor Company, Dec. 23, 1997; New York State Bar Letter.

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[*53]

We have decided not to adopt the proposed "override" mechanism. Because we are not adopting the "override," we also are not adopting ancillary amendments designed to help implement the mechanism, including the proposed qualified exemption under the proxy rules, the proposed safe harbor from the beneficial ownership reporting requirements under section 13(d) of the Exchange Act, and the proposed shortening of companies' deadlines for making their rule 14a-8 no-action submissions to the Division.

The "Relevance" Exclusion

Paragraph (5) under Question 9 permits companies to exclude proposals

relating to operations which account for less than 5 percent of the registrant's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the registrant's business.

We had proposed to revise the rule to apply a purely economic standard. Under the proposal, the exception for proposals that are "otherwise significantly related" would have be deleted. A company would have been permitted to exclude proposals relating to matters involving the purchase or sale [*54] of services or products that represent $ 10 million or less in gross revenue or total costs, whichever is appropriate, for the company's most recently completed fiscal year.

Few commenters indicated strong support for the proposed amendments, and we are not making any substantive changes to the rule. Many commenters within the corporate community agreed in concept with our proposal to base the rule on an objective economic standard, and to eliminate the subjective "not otherwise significantly related" part of the rule. n84 But most of those commenters thought that the proposed $ 10 million threshold was so low that companies would too infrequently be in a position to rely on the exclusion. Comments from the **shareholders** community were mixed. n85 Some **shareholders** opposed the elimination of the "not otherwise significantly related" part of the rule, while other **shareholders** expressed varying degrees of support for the approach, with some expressing concern that companies might apply the rule to exclude proposals on subjects that are difficult to quantify, despite the "safeguards" that we included as part of the proposed amendments.

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n84 See, e.g., ASCS Letter; BRT Letter; Unocal Corp., Nov. 24, 1997. [*55]

n85 See, e.g., TIAA-CREF Letter; CALPERS Letter; Carpenters Letter; Jessie Smith Noyes Letter; NYCERS Letter; ICCR Letter.

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Statements in Opposition: Commission Review

Finally, we had proposed eliminating rule 14a-8(e), which requires a company to provide a proponent with an advance copy of any statement in opposition to the proposal that it intends to include in its proxy materials. This provision also provides a mechanism for **shareholders** to bring materially false or misleading statements to the Division's attention. A number of commenters from the **shareholder** community opposed elimination of these procedures because they believed that the potential for proponent objections deters companies from making materially false or misleading statements, and encourages negotiation between the company and proponent. n86 We have decided not to adopt that proposal, and are retaining the mechanisms of former rule 14a-8(e) in the context of the answer to Question 13 of amended rule 14a-8.

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n86 See, e.g., ICCR Letter; Long View Letter. See also ICI Letter.

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[*56]

VII. Final Regulatory Flexibility Analysis

We have prepared this Final Regulatory Flexibility Analysis under 5 U.S.C. 603 concerning the amendments to rules 14a-8, 14a-4, and 14a-5 as a follow-up to the Initial Regulatory Flexibility Analysis ("IRFA") that we prepared in connection with the Proposing Release. n87 We received few comments, and no significant empirical data, in response to the requests for further information included in the IRFA.

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n87 See Proposing Release, Section V.

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The purpose of the amendments is to streamline the operation of the rule, and address concerns raised by both **shareholder** and corporate participants. We are adopting the amendments pursuant to Sections 14 and 23 of the Exchange Act n88 and Section 20(a) of the Investment Company Act of 1940 n89 ("Investment Company Act").

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n88 15 U.S.C. 78m, 78n & 78u.

n89 15 U.S.C. 80a-1 et seq.

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[*57]

Specifically, we are:

. recasting rule 14a-8 into a more plain-English Question & Answer format;

. reversing the Cracker Barrel interpretive position on employment-related proposals raising significant social policy issues; and

. amending rule 14a-4 to provide **shareholders** and companies with clearer guidance on companies' exercise of discretionary voting authority.

We have decided not to adopt other elements of our original proposals. We are not adopting our original proposals to:

. increase the percentage of the vote a proposal must receive before it can be resubmitted in future years if it is not approved;

. streamline the exclusion for matters considered irrelevant to corporate business; n90

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n90 Paragraph (5) under Question 9, former rule 14a-8(c)(5).

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. modify our administration of the rule permitting companies to exclude proposals furthering personal grievances of special interests; or

. implement an "override" mechanism that would have permitted 3% of the share ownership to override a company's decision [*58] to exclude a proposal under certain of the bases for exclusion set forth under Question 9 of amended rule 14a-8. n91

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n91 Because we are not adopting the proposed "override", we also are not adopting certain measures designed to enable **shareholders** to use it, including the proposed qualified exemption from the proxy rules, and safe harbor from beneficial ownership reporting obligations under Section 13(d) of the Exchange Act.

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The amendments will affect small entities that are required to file proxy materials under the Exchange Act or the Investment Company Act. Exchange Act rule 0-10 defines "small business" as a company whose total assets on the last day of its most recent fiscal year were $ 5 million or less. n92 Investment Company Act rule 0-10 defines "small entity" as an investment company with net assets of $ 50 million or less as of that date. n93 We are currently aware of approximately 1,000 reporting companies that are not investment companies with assets of $ 5 million or less. There are approximately 800 investment [*59] companies that satisfy the "small entity" definition. Only approximately one-third of all investment companies have **shareholder** meetings and file proxy materials annually. Therefore, we believe approximately 250 small entity investment companies may be affected by the amendments.

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n92 17 CFR 240.0-10.

n93 17 CFR 270.0-10.

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Plain-English Question & Answer Format

Our revision of rule 14a-8 to create a more understandable Question & Answer format should help decrease the time and expense incurred by both **shareholders** and companies attempting to comply with its provisions. Companies frequently consult with legal counsel in preparing no-action submissions under rule 14a-8. The rule's added clarity may obviate the need for a **shareholder** or company to consult with counsel, depending on the issues raised by the submission. Under some circumstances, however, companies' submissions must include supporting opinions of counsel.

No commenters submitted empirical data demonstrating how much it costs companies to consider and [*60] prepare an individual no-action submission under rule 14a-8. Question 13 of a Questionnaire that we made available in February 1997 n94 asked respondent companies how much money they spend on average each year determining whether to include or exclude **shareholder** proposals and following Commission procedures in connection with any proposal that they wish to exclude (including internal costs as well as any outside legal and other fees).. While responses may have accounted for consideration of more than one proposal, the costs of making a determination whether to include a proposal reported by 80 companies averaged approximately $ 37,000. n95 We do not believe, however, that the cost is likely to vary depending on the size of the company. That is, the cost to a small entity is likely to be the same as the cost to a larger entity, depending on the number of proposals received and how many the company seeks to exclude under the staff no-action letter process.

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n94 See Proposing Release, Footnote 14.

n95 This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $ 10 to a high of approximately $ 1,200,000. The median cost was $ 10,000.

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[*61]

Because the rule's added clarity may make it easier for **shareholders** to understand the procedures for submitting **shareholder** proposals, the amendments may encourage **shareholders** to submit more **shareholder** proposals to companies each year. In turn, companies may be required to make more rule 14a-8 no-action submissions to the Commission.

In the period from September 30, 1996 to September 30, 1997, we received submissions from a total of 245 companies, and only 6 (i.e., 2%) were "small businesses." While we received no empirical data on the number of small businesses that receive **shareholder** proposals each year, one commenter with substantial experience submitting **shareholder** proposals to companies reported that small companies seldom receive **shareholder** proposals. n96

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n96 ICCR Letter at 9.

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We also received no empirical information in response to our request for data on the marginal cost of including an additional **shareholder** proposal in companies' proxy materials. However, the Questionnaire asked each company respondent [*62] how much money on average it spends in the aggregate on printing costs (plus any directly related costs, such as additional postage and tabulation expenses) to include **shareholder** proposals in its proxy materials. While individual responses may have accounted for the printing of more than one proposal, the average cost reported by 67 companies was approximately $ 50,000. n97 By contrast, one commenter noted that the cost for companies, excluding the largest corporations, should average about $ 10,000 per proposal. n98 We expect that any additional printing costs are lower for small entities, since small entities typically should have to print fewer copies of their proxy materials because they have fewer **shareholders.**

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n97 This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $ 200 to a high of nearly $ 900,000. The median cost was $ 10,000.

n98 See ICCR Letter at 9-10.

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A company that receives a proposal has no obligation to make a submission under rule 14a-8 [*63] unless it intends to exclude the proposal from its proxy materials. Accordingly, any costs of including an additional proposal should be offset, at least partially, by not having to make a rule 14a-8 submission. No commenters responded to our request for empirical data on the potential cost savings.

Reversal of Cracker Barrel

In the 1992 Cracker Barrel no-action letter, the Division stated that henceforth it would concur in the exclusion of all employment-related **shareholder** proposals raising social policy issues under rule 14a-8(c)(7), the "ordinary business" exclusion. Before the announcement of the position, the Division analyzed employment related proposals tied to social issues on a case-by-case basis, concurring in the exclusion of some, but not others. Reversal of the position will result in a return to the case-by-case analysis that prevailed before the position was announced.

Our decision to reverse the Cracker Barrel position on employment-related **shareholder** proposals may therefore result in an increase in the number of employment-related proposals tied to social issues that are submitted to companies each year, and that companies must include in their proxy [*64] materials. During the 1997 proxy season, the Division received approximately 30 submissions involving employment-related proposals tied to social issues, none from "small businesses." n99

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n99 No commenters provided information on the likely impact reversal of the position will have on the number of **shareholder** proposals submitted to companies each year.

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While it is unclear whether the number of proposals submitted to small businesses and included in their proxy statements will increase as a result of the reversal of Cracker Barrel, we have analyzed under "Plain English Question & Answer Format" above the potential costs to companies of considering and including additional proposals in their proxy materials.

Discretionary Voting Authority

The amendments to rule 14a-4 should favorably affect companies, including "small businesses," because they would provide clearer ground rules as to the ability to exercise discretionary voting power when a **shareholder** presents a proposal without invoking rule 14a-8. We do not [*65] routinely record information on the number of "small businesses" that receive non-rule 14a-8 proposals each year, since non-14a-8 proposals do not necessarily lead to a submission to the Commission. The Investor Responsibility Research Center ("IRRC") has reported to the Commission staff, however, that it is aware of a total of 19 independent proxy solicitations during calendar years 1996 and 1997 in support of non-14a-8 proposals, and none appear to have involved "small businesses." In addition, one commenter indicated that, since 1991, there have been 66 independent **shareholder** solicitations in support of **shareholder** resolutions. n100 None of the companies subject to the 66 solicitations appear to have been "small businesses."

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n100 UNITE Letter.

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To the extent that "small businesses" receive such proposals, we believe that the amendments to rule 14a-4 will favorably affect them by reducing uncertainty, and decreasing the likelihood that such companies would have to incur the delay and expense of rescheduling the **shareholders** [*66] meeting, or resoliciting **shareholders**. Some commenters thought that the proposal to require companies wishing to preserve voting authority to include an extra voting box on their proxy cards might encourage the submission of more non-14a-8 **shareholder** proposals. We have decided not to adopt that aspect of our original proposal. Some **shareholders** thought that the amendments as proposed might effectively inhibit independent proxy solicitations because they would have permitted companies to retain voting authority even if the **shareholder** solicited the percentage of shareownership required to carry the proposal. We also have decided not to adopt that aspect of our original proposal.

Under our amendments to rule 14a-4, a company wishing to preserve discretionary voting authority on certain proposals that might be presented to a vote may be required to advise **shareholders** of the nature of such proposals. We note, however, that this precondition is consistent with the Division's no-action positions predating the adoption of the amendments. No commenters provided empirical data on incremental costs likely to result from this amendment to rule 14a-4. Daniels Financial Printing informed the [*67] staff that in most cases adding up to three-fourths of a page in the proxy statement would not increase the cost to the company, and that adding more than three-fourths of a page could increase costs by about $ 1,500 for an average sized company.

Under our amendments to rule 14a-4, a **shareholder** undertaking an independent proxy solicitation would be required to provide a company with advance written notice of its intention to solicit the percentage of the company's shareownership to carry the proposal, followed by other measures to help ensure that the notice has been provided in good faith. These amendments would impose no additional costs on companies receiving such notice, since no action by them is required. The amendments should impose only de minimis additional costs on **shareholders** who undertake independent proxy solicitations. n101

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n101 In order to comply, an insurgent is required to send to the company advance written notice of its intention to solicit the percentage of a company's shareownership required to carry the proposal, followed by evidence of the solicitation, and to include what should in most cases amount to little more than an additional sentence in the insurgent's proxy statement.

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[*68]

Our amendment to rule 14a-5 would require companies to disclose an additional date in their proxy statements. Disclosure of the date should require no more than an additional sentence, and therefore should result in no, or negligible, additional printing costs.

We considered significant alternatives to the proposed amendments for small entities with a class of securities registered under the Exchange Act. We considered, for instance, exempting small businesses from any obligation to include **shareholder** proposals in their proxy materials. Such an exemption, however, would be inconsistent with the current purpose of the proxy rules, which is to provide and regulate a channel of communication among **shareholders** and public companies. Exempting small entities would deprive their **shareholders** of this channel of communication.

We also considered other alternatives identified in Section 603 of the Regulatory Flexibility Act to minimize the economic impact of the amendments on small entities. We considered the establishment of different compliance requirements or timetables that take into account the resources available to small entities. Different timetables, however, may make it difficult [*69] for the Division to issue responses in a timely manner, and could otherwise impede the efficient operation of the rule.

We also considered the clarification, consolidation, or simplification of the rule's compliance requirements for small entities. As explained more fully in section II of this release, we are recasting and reformatting rule 14a-8 into a more understandable, Question & Answer format. As explained in Section IV above, we are adopting clearer guidelines for companies' exercise of discretionary voting authority under rule 14a-4. These modifications should simplify and facilitate compliance by all companies, including small entities. We do not believe that there is any appropriate way further to facilitate compliance by small entities without compromising the current purposes of the proxy rules.

We also considered the use of performance rather than design standards. The rules that we are amending are not specifically designed to achieve certain levels of performance. Rather, they are designed to serve other policies, such as to ensure adequate disclosure of material information, and to provide a mechanism for **shareholders** to present important and relevant matters for a [*70] vote by fellow **shareholders**. Performance standards accordingly would not directly serve the policies underlying the rules. We do not believe that any current federal rules duplicate, overlap, or conflict with the rules that we propose to amend.

VIII. Cost-Benefit Analysis

This cost-benefit analysis follows a preliminary analysis request for comments and empirical information included in the Proposing Release. n102 We received few comments and no significant empirical data, in response to our requests for further information.

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n102 See Proposing Release, Section VI.

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The amendments to the rules on **shareholder** proposals should improve the efficiency of the process for determining which **shareholder** proposals must be included in proxy materials distributed by companies. They should help to make the rule understandable to the numerous **shareholders** and companies that refer to the rule each year, ensure that companies include certain employment-related proposals raising significant social policy issues in their proxy [*71] materials, and provide clearer guidelines for a company's exercise of discretionary voting authority when notified that a **shareholder** intends to present a proposal without invoking rule 14a-8's mechanisms.

Specifically, we are:

. recasting rule 14a-8 into a more plain-English Question & Answer format;

. reversing the Cracker Barrel interpretive position on employment-related proposals raising significant social policy issues; and

. amending rule 14a-4 to provide **shareholders** and companies with clearer guidance on companies' exercise of discretionary voting authority.

We have decided not to adopt other elements of our original proposals. We are not adopting our original proposals to:

. increase the percentage of the vote a proposal must receive before it can be resubmitted in future years if it is not approved;

. streamline the exclusion for matters considered irrelevant to corporate business; n103

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n103 Paragraph (5) under Question 9, former rule 14a-8(c)(5).

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. modify our administration of the rule permitting [*72] companies to exclude proposals furthering personal grievances of special interests; or

. implement an "override" mechanism that would have permitted 3% of the share ownership to override a company's decision to exclude a proposal under certain of the bases for exclusion set forth under Question 9 of amended rule 14a-8. n104

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n104 Because we are not adopting the proposed "override", we also are not adopting certain measures designed to enable **shareholders** to use it, including the proposed qualified exemption from the proxy rules, and safe harbor from beneficial ownership reporting obligations under Section 13(d) of the Exchange Act.

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We have considered whether the amendments we are adopting would promote efficiency, competition and capital formation. Rule 14a-8 requires companies to include **shareholder** proposals in their proxy materials, subject to specific bases for excluding them. We believe that the rule enhances investor confidence in the securities markets by providing a means for **shareholders** to communicate with [*73] management and among themselves on significant matters.

Plain-English Question & Answer Format

Our revision of the rule to create a more understandable Question & Answer format should help decrease the time and expense incurred by both **shareholders** and companies attempting to comply with its provisions. Companies frequently consult with legal counsel in preparing no-action submissions under rule 14a-8. The rule's added clarity may obviate the need for a **shareholder** or company to consult with counsel, depending on the issues raised by the submission. Under some circumstances, however, companies' submissions must include supporting opinions of counsel.

No commenters submitted empirical data demonstrating how much it costs companies to consider and prepare an individual no-action submission under rule 14a-8. Question 13 of the Questionnaire asked respondent companies how much money they spend on average each year determining whether to include or exclude **shareholder** proposals and following Commission procedures in connection with any proposal that they wish to exclude (including internal costs as well as any outside legal and other fees). While responses may have accounted for consideration [*74] of more than one proposal, the costs reported by 80 companies averaged approximately $ 37,000. n105

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n105 This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $ 10 to a high of approximately $ 1,200,000. The median cost was $ 10,000.

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Because the revised rule's added clarity may make it easier for **shareholders** to understand the procedures for submitting **shareholder** proposals, the amendments may encourage **shareholders** to submit more **shareholder** proposals to companies each year. In turn, companies may be required to make more rule 14a-8 no-action submissions to the Commission. A study conducted by one commenter reports that, each year, **shareholder** proposals come to a vote at 226 companies from among the 1,500 largest U.S. companies. n106

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n106 See **Shareholder** Rights Analysis: The Impact of Proposed SEC Rules on Resubmission of **Shareholder** Resolutions, Social Investment Forum Foundation, Dec. 10, 1997.

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[*75]

We also received no information in response to our request for data on the marginal cost of including an additional **shareholder** proposal in companies' proxy materials. However, the Questionnaire asked each company respondent how much money on average it spends in the aggregate on printing costs (plus any directly related costs, such as additional postage and tabulation expenses) to include **shareholder** proposals in its proxy materials. While individual responses may have accounted for the printing of more than one proposal, the average cost reported by 67 companies was approximately $ 50,000. n107 By contrast, one commenter thought that this estimate is too high, although large companies in his view would incur relatively higher costs. n108

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n107 This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $ 200 to a high of nearly $ 900,000. The median cost was $ 10,000.

n108 See ICCR Letter at 9-10.

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A company that receives a proposal has no obligation to make a [*76] submission under rule 14a-8 unless it intends to exclude the proposal from its proxy materials. n109 Accordingly, any costs of including an additional proposal should be offset, at least partially, by not having to make a rule 14a-8 submission. No commenters responded to our request for empirical data on the potential cost savings.

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n109 In the period from September 30, 1996 to September 30, 1997, we received approximately 400 submissions under rule 14a-8.

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Reversal of Cracker Barrel

In the 1992 Cracker Barrel no-action letter, the Division stated that henceforth it would concur in the exclusion of all employment-related **shareholder** proposals raising social policy issues under rule 14a-8(c)(7), the "ordinary business" exclusion. Before the announcement of the position, the Division analyzed employment related proposals tied to social issues on a case-by-case basis, concurring in the exclusion of some, but not others. Reversal of the position will result in a return to the case-by-case analysis that prevailed before [*77] the position was announced:

Our decision to reverse the Cracker Barrel position on employment-related **shareholder** proposals may therefore result in an increase in the number of employment-related proposals tied to social issues that are submitted to companies each year, and that companies must include in their proxy materials. During the 1997 proxy season, the Division received approximately 30 submissions involving employment-related proposals tied to social issues. n110

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n110 No commenters provided information on the likely impact reversal of the position will have on the number of **shareholder** proposals submitted to companies each year.

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We have analyzed under "Plain English Question & Answer Format" above the potential costs to companies of considering and including additional proposals in their proxy materials.

Shareholder proposals could have a positive or negative impact, or no impact, on the price of a company's securities. n111 Relatively few **shareholder** proposals are approved by **shareholders** each year, and [*78] the few that are approved typically focus on corporate governance matters rather than social issues. n112 Based on information provided to us by IRRC, we understand that for calendar year 1997, 22 proposals obtained **shareholder** approval out of a total of 376 proposals submitted to **shareholder** votes. Ten were proposals to repeal classified boards (i.e., boards with staggered terms). Ten sought redemption of companies' **shareholder** rights plans. One focused on "golden parachute" payments to executives (i.e., large payments typically contingent upon corporate change of control). One sought to restrict director pension benefits.

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n111 See, e.g., Michael P. Smith, **Shareholder** Activism by Institutional

Investors: Evidence from CalPERS, The Journal of Finance, Vol. LI, No. 1, March 1996; Sunil Wahal, Pension Fund Activism and Firm Performance, Journal of Financial and Quantitative Analysis, Vol. 31, No. 1, March 1996.

n112 Even if a proposal does not obtain **shareholder** approval, however, it may nonetheless influence management, especially if it receives substantial **shareholder** support. A proposal may also influence management even if it is not put to a **shareholder** vote. We understand that in some instances management has made concessions to **shareholders** in return for the withdrawal of a proposal.

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[*79]

Proposals addressing corporate governance matters tend to receive the most substantial **shareholder** support and may have an identifiable impact on **shareholder** wealth. Examples are proposals on voting and nomination procedures for board members, and proposals to restrict or eliminate companies' **shareholder** rights plans (i.e., "poison pills"). The amendments we are adopting do not focus on those types of proposals, and should not affect **shareholders'** ability to include them in companies' proxy materials. Additionally, **shareholder** proposals on social issues may improve investor confidence in the securities markets by providing investors with a sense that as **shareholders** they have a means to express their views to the management of the companies in which they invest.

Discretionary Voting Authority

The amendments to rule 14a-4 should favorably affect companies because they should provide clearer ground rules as to the ability to exercise discretionary voting power when a **shareholder** presents a proposal without invoking rule 14a-8.

We do not collect information on the number of companies that receive non-rule 14a-8 proposals each year, since such proposals do not necessarily lead to [*80] a submission to the Commission. However, IRRC has reported to the Commission staff that, during the 1997 calendar year, it is aware of only two independent solicitations in support of non-14a-8 **shareholder** resolutions, down from 17 solicitations for calendar year 1996. In addition, one commenter indicated that, since 1991, there have been 66 independent **shareholder** solicitations in support of **shareholder** resolutions. n113

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n113 UNITE Letter.

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To the extent "small businesses" receive such proposals, we believe that the amendments to rule 14a-4 will favorably affect them by reducing uncertainty, and decreasing the likelihood of incurring the delay and expense of rescheduling the **shareholders** meeting and/or resoliciting **shareholders**. Reducing the potential for uncertainty should also help to decrease the likelihood of related litigation.

One company estimated the cost of sending supplemental proxy materials to its **shareholders** at about $ 170,000. n114 Thus, if the amendments permit companies to avoid resolicitations of five [*81] occasions, the savings would amount to about $ 850,000. n115 Another commenter submitted information on the legal costs of representing insurgent **shareholders** in connection with court actions under the proxy rules. n116 According to that commenter, attorneys' fees and costs incurred by the insurgent ranged from $ 17,517 to $ 75,421. It is not clear whether these actions involved rule 14a-4 or discretionary voting authority, and they do not include the legal costs of other parties or any other associated expenses.

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n114 See Harrah's Entertainment, Inc., Dec. 31, 1997.

n115 We have no basis for estimating reliably how many resolicitations, if any, are likely to be avoided in any given year as a result of the amendments.

n116 Davis, Cowell & Bowe Letter at 4.

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Some commenters thought that the proposal to require companies wishing to preserve voting authority to include an extra voting box on their proxy cards might encourage the submission of more non-14a-8 **shareholder** proposals, as well as confusion among **shareholders.** [*82] We have decided not to adopt that aspect of our original proposal. Other commenters thought that the proposals might effectively inhibit independent proxy solicitations because they would have provided companies with a means to retain voting authority even if the **shareholder** solicited the percentage of shareownership required to carry the proposal. We also have decided not to adopt that aspect of our original proposal.

Under our amendments to rule 14a-4, a company, wishing to preserve discretionary voting authority on certain proposals that might be presented to a vote, may be required to advise **shareholders** of the nature of such proposals. We note, however, that this precondition is consistent with the Division's no-action positions predating the adoption of these amendments. No commenters provided empirical data on incremental costs likely to result from these amendments to rule 14a-4. Daniels Financial Printing informed the staff that in most cases adding up to three-fourths of a page in the proxy statement would not increase the cost to the company, and that adding more than three-fourths of a page could increase costs by about $ 1,500 for an average sized company.

Under our amendments [*83] to rule 14a-4, a **shareholder** undertaking an independent proxy solicitation would be required to provide a company with advance written notice of its intention to solicit the percentage of the company's shareownership to carry the proposal, followed by other measures to help ensure that the notice has been provided in good faith. These amendments would impose no additional costs on companies receiving such notice, since no action by them is required. The amendments should impose only de minimis additional costs on a **shareholder** undertaking an independent proxy solicitation. n117

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n117 In order to comply, an insurgent is required to send to the company advance written notice of its intention to solicit the percentage of a company's shareownership required to carry the proposal, followed by evidence of the solicitation, and to include what should in most cases amount to little more than an additional sentence in the insurgent's proxy statement.

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Our amendment to rule 14a-5 would require companies to disclose an additional [*84] date in their proxy statements. Disclosure of the date should require no more than an additional sentence, and therefore should result in no, or negligible, additional printing costs.

Section 23(a) of the Exchange Act n118 requires the Commission to consider any anti-competitive effects of any rules it adopts thereunder and the reasons for its determination that any burden on competition imposed by such rules is necessary or appropriate to further the purposes of the Exchange Act. The Commission has considered the impact this rulemaking will have on competition and believes that the amendments will not impose a significant burden on competition.

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n118 15 U.S.C. 78w(a).

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IX. Paperwork Reduction Act

Regulation 14A n119 and the Commission's related proxy rules, including rules 14a-8, 14a-4, and 14a-5, were adopted pursuant to Section 14(a) of the Exchange Act. Section 14(a) directs the Commission to adopt rules "as necessary or appropriate in the public interest or for the protection [*85] of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 12 of this title." Schedule 14A prescribes information that a company must include in its proxy statement to ensure that **shareholders** are provided material information relating to voting decisions.

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n119 17 CFR 240.14a-101.

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The amendments to rules 14a-8, 14a-4(c), and 14a-5 should make it easier for **shareholder** proponents to include in companies' proxy materials employment-related **shareholder** proposals raising significant social policy matters, and provide companies subject to the proxy rules with clearer ground rules for the exercise of discretionary voting authority. The amendments should also make rule 14a-8 easier to understand and follow. The amendments focus primarily on rule 14a-8, which requires companies to include **shareholder** proposals in their proxy materials, subject to certain bases for excluding them. We received [*86] no Paperwork Reduction Act comments relating to the amendments.

As set forth in the Proposing Release, n120 certain provisions of rules 14a-8, 14a-4, and 14a-5 contain "collection of information" requirements within the meaning of the Paperwork Reduction Act of 1995 (44 U.S.C. § 3501 et seq.). The Commission had submitted the amendments to those rules to the Office of Management and Budget ("OMB") for review in accordance with 44 U.S.C. § 3507(d) and 5 CFR 1320.11. The title for the collections of information is "Regulation 14A" Except as explained below, the amendments should have no impact on the total estimated burden hours for Regulation 14A. n121

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n120 See Proposing Release, Section VII.

n121 17 CFR 240.14a-101.

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As originally proposed, amended rule 14a-4 would have in some circumstances required companies to include an extra voting box on their proxy cards in order to preserve discretionary voting authority. We are not, however, adopting [*87] that requirement, which we believe would have increased the total annual burden by only a negligible amount, or not at all. n122 We are adopting a requirement under rule 14a-4 that a **shareholder** insurgent in some circumstances provide a company with advance written notice of its intention to solicit the percentage of a company's shareownership necessary to approve the proposal, followed by evidence of the solicitation, and by negligible additional disclosures in the insurgent's proxy statement. n123 We estimate that these additional requirements, in the context of other amendments adopted today, will increase the annual burden under Regulation 14A for a **shareholder** insurgent by approximately one hour per **shareholder** proponent, and that approximately 10 proponents will have to comply each year. Accordingly, we have increased our estimated total annual compliance burden for Regulation 14A by a total of 10 hours, to 810,935 hours.

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n122 See Section IV above.

n123 Id.

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Providing the information required by Regulation [*88] 14A is mandatory under Section 14(a) of the Exchange Act. The information will not be kept confidential. Unless a currently valid OMB control number is displayed on the Schedule 14A, the Commission may not sponsor or conduct or require response to an information collection. The OMB control number is 3235-0059. The collection is in accordance with 44 U.S.C. § 3507.

X. Statutory Basis And Text Of Amendments.

We are adopting amendments to Rules 14a-8, 14a-4, and 14a-5 under the authority set forth in Sections 13, 14 and 23 of the Securities Exchange Act of 1934, and Section 20(a) of the Investment Company Act.

List of Subjects in 17 CFR Part 240

Reporting and recordkeeping requirements, Securities.

Text of Amendments

In accordance with the foregoing, Title 17, Chapter II of the Code of Federal Regulations is amended as follows:

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

1. The authority citation for Part 240 continues to read, in part, as follows:

Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78d, 78f, 78i, 78j, [*89] 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78o, 78p, 78q, 78s, 78u-5, 78w, 78x, 78ll(d), 78mm, 79q, 79t, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4 and 80b-11, unless otherwise noted.

* * * *

2. By amending § 240.14a-4 by revising the introductory text of paragraph (c) and paragraph (c)(1), redesignating paragraphs (c)(2) through (c)(5) as paragraphs (c)(4) through (c)(7), and adding new paragraphs (c)(2) and (c)(3), to read as follows:

§ 240.14a-4 Requirements as to proxy

* * * *

(c) A proxy may confer discretionary authority to vote on any of the following matters:

(1) For an annual meeting of **shareholders**, if the registrant did not have notice of the matter at least 45 days before the date on which the registrant first mailed its proxy materials for the prior year's annual meeting of **shareholders** (or date specified by an advance notice provision), and a specific statement to that effect is made in the proxy statement or form of proxy. If during the prior year the registrant did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the prior year, then notice must not have been received a reasonable time before the registrant mails its proxy [*90] materials for the current year.

(2) In the case in which the registrant has received timely notice in connection with an annual meeting of **shareholders** (as determined under paragraph (c)(1) of this section), if the registrant includes, in the proxy statement, advice on the nature of the matter and how the registrant intends to exercise its discretion to vote on each matter. However, even if the registrant includes this information in its proxy statement, it may not exercise discretionary voting authority on a particular proposal if the proponent:

(i) Provides the registrant with a written statement, within the time-frame determined under paragraph (c)(1) of this section, that the proponent intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal;

(ii) Includes the same statement in its proxy materials filed under § 240.14a-6; and

(iii) Immediately after soliciting the percentage of **shareholders** required to carry the proposal, provides the registrant with a statement from any solicitor or other person with knowledge that the necessary steps have been taken to deliver [*91] a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal.

(3) For solicitations other than for annual meetings or for solicitations by persons other than the registrant, matters which the persons making the solicitation do not know, a reasonable time before the solicitation, are to be presented at the meeting, if a specific statement to that effect is made in the proxy statement or form of proxy.

3. By amending § 240.14a-5 by revising paragraph (e), and adding paragraph (f), to read as follows:

§ 240.14a-5 Presentation of information in proxy statement.

* * * *

(e) All proxy statements shall disclose, under an appropriate caption, the following dates:

(1) The deadline for submitting **shareholder** proposals for inclusion in the registrant's proxy statement and form of proxy for the registrant's next annual meeting, calculated in the manner provided in § 240.14a-8(e)(Question 5); and

(2) The date after which notice of a **shareholder** proposal submitted outside the processes of § 240.14a-8 is considered untimely, either calculated in the manner provided by § 240.14a-4(c)(1) or as established [*92] by the registrant's advance notice provision, if any, authorized by applicable state law.

(f) If the date of the next annual meeting is subsequently advanced or delayed by more than 30 calendar days from the date of the annual meeting to which the proxy statement relates, the registrant shall, in a timely manner, inform **shareholders** of such change, and the new dates referred to in paragraphs (e)(1) and (e)(2) of this section, by including a notice, under Item 5, in its earliest possible quarterly report on Form 10-Q § 249.308a of this chapter) or Form 10-QSB (§ 249.308b of this chapter), or, in the case of investment companies, in a **shareholder** report under § 270.30d-1 of this chapter under the Investment Company Act of 1940, or, if impracticable, any means reasonably calculated to inform **shareholders**.

4. By revising § 240.14a-8 to read as follows:

§ 240.14a-8 **Shareholder proposals**.

This section addresses when a company must include a **shareholder's** proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of **shareholders**. In summary, in order to have your **shareholder** proposal included on a company's [*93] proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a **shareholder** seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A **shareholder** proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's **shareholders**. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for **shareholders** to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question** [*94] **2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a **shareholder,** the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of **shareholders**. However, if like many **shareholders** you are not a registered holder, the company likely does not know that you are a **shareholder,** or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually [*95] a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of **shareholders;** or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or [*96] special meeting.

(c) **Question 3: How many proposals may I submit?**

Each **shareholder** may submit no more than one proposal to a company for a particular **shareholders'** meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in **shareholder** reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, **shareholders** should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal [*97] is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to **shareholders** in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of **shareholders** other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing [*98] of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of **shareholders,** then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?** [*99]

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its **shareholder** meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) **Improper under state law:** If the proposal is not a proper subject for action by **shareholders** under [*100] the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by **shareholders**. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state of federal law.

(3) **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) **Personal grievance;** [*101] **special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other **shareholders** at large;

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

(7) **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) **Conflicts with company's proposal:** If the proposal directly conflicts with one of the company's own proposals to be submitted to **shareholders** at the same meeting;

Note to paragraph (i)(9): A [*102] company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously

included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to **shareholders** if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to **shareholders** if proposed three times or more previously within the preceding 5 calendar [*103] years; and

(13) **Specific amount of dividends:** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement** [*104] **to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead

of providing that information, the company may instead include a statement that it will provide the information to **shareholders** promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its** [*105] **statements?**

(1) The company may elect to include in its proxy statement reasons why it believes **shareholders** should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action [*106] response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

By the Commission.

119 Wright Street
Point Marion, PA 15474
March 1, 2002

Securities and Exchange Commission
Attn: Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Proposal of Stockholder Donna Cocalis for Inclusion into the 2002 Proxy Materials of The Goldfield Corporation

Ladies and Gentlemen:

This letter is written in response to the Request for No-Action Letter submitted by Goldfield's counsel – LeBoeuf, Lamb, Greene, & MacRae on February 26, 2002. The request for no-action concerns my "*Free and Equal Ballot Access Proposal.*" The proposal is based on fundamental tenets of the U.S. and Delaware Constitutions.

Goldfield counsel bases the request to exclude the proposal from the proxy on the premise that "it relates to an election for membership on the company's board of directors" [SEC Rule 14a-8(i)(8)]. In this letter I will establish that Rule 14a-8(i)(8) is unconstitutional and that the Securities and Exchange Commission (SEC) does not have the authority to issue a no-action letter.

The Board of Directors of The Goldfield Corporation is an institution of political society. It is an elected government, whose elections are regulated by the SEC. Just as the directors of Goldfield are bound to comply with SEC Rules, SEC rules must comply with the U.S. Constitution. The equal protection clause of the 14th Amendment to the U.S. Constitution provides that:

> "*No State shall make or enforce any law which shall abridge the privileges or immunities of citizens of the United States; nor shall any State deprive any person of life, liberty, or property, without due process of law; nor deny to any person within its jurisdiction the equal protection of the laws.*"

The rationale behind the SEC Rule 14a-8(i)(8) exclusion is "*preventing contested elections*" to Goldfield's Board of Directors. At issue is whether SEC Rule 14a-8(i)(8) deprives stockholders (citizens of the corporation) of liberty (opportunity) and property by allowing a company to exclude stockholder proposals that relate to election for membership on a company's board of directors. Let's get down to basics: Rule 14a-8(i)(8) can be presumed valid and survive constitutional challenge only if it is "*rationally related to a legitimate state interest.*"

- Is thwarting one's 1st Amendment rights by excluding speech related to the electoral process a legitimate or compelling State interest? David J. Friedman (K-Mart Proposal) wrote: "*the Commission, on a number of occasions, has specifically determined not to create a Federal right of access to a company's proxy statement with respect to the election of directors.*" I believe that Mr. Friedman's statement is misleading. The SEC has no say in the creation of a Federal right that already exists under the Constitution.

- Is a dichotomous system of proxy solicitation that is free to incumbents and prohibitively costly to challengers a legitimate State interest? The argument that "*shareholders can nominate and run independently their own nominees*" is misleading. Most shareholders are economically disenfranchised from forming a party and running a candidate.

- Is a rule whose primary purpose is to limit minority stockholders a franchise opportunity, a legitimate State interest? The rationale behind Rule 14a-8(i)(8) is to prevent contested elections, effectively limiting special interest group participation on the board. Good government is a diverse government. Rule 14a-8(i)(8) counters the fiduciary duty of loyalty; a legitimate state interest to respect minority or special interests' right to free and equal electoral opportunity.

- Is a rule which gives credibility to a system of yes/no voting, a legitimate State interest? The directors have a fiduciary duty to nominate the best candidates for office. The argument that it would violate that duty for the directors to provide stockholders with the opportunity to choose a lesser nominee clearly has no merit, in that it violates the tenet that stockholders right to choice is a compelling State interest, while a directors right to nominate is a lesser legitimate State interest.

In summary, by enforcing Rule 14a-8(i)(8), which by definition is designed to thwart contested elections, the SEC becomes an active management slate partisan in the electoral process. SEC Rule 14a-8(i)(8) would be a legitimate State interest only if this were a communist state, which discourages electoral competition and endorses sham yes/no balloting.

Even with a legitimate state interest, absent a *COMPELLING* State interest, the presumption of validity is subjugated to the equal protection clause. Rule 14a8(i)(8) burdens both a class of people (low to moderate income stockholders that lack the resources for ballot access) and the stockholder's fundamental constitutional right to a fair electoral process.

The cost of ballot access places a significant burden on challengers that economically deny low- and mid-income stockholders the opportunity to run for office. Goldfield Stockholders paid $450,000 in proxy costs to promote the Company agenda in the 2001 campaign. It is ludicrous to make challengers pay for a separate but equal proxy, when the cost of placing an additional name on a ballot is minimal and provides stockholders the opportunity to vote for the candidate of choice. The courts have ruled that filing fees of as little as $100 for public elections to be unconstitutional, yet ballot access can cost corporate challengers considerably more. Separate ballots are both confusing and unconstitutional with respect to public elections. Should not the same constitutional tenets apply to corporate elections?

Counsel makes an argument that the SEC "*may not exclude from their proxy materials shareholder proposals that seek to establish general procedures for nominating directors or general qualifications for election, but may exclude proposals that seek to establish procedures that could result in contested election of directors.*" Voting for directors is a fundamental stockholder right. Regulations, such as the Rule 14a8(i)(8) exclusion, unnecessarily burden stockholders by discouraging contested elections, thus limiting a stockholder's fundamental right to choose. Contested elections are desirable in that they afford the stockholder a choice among candidates. The shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests and the right to vote one's shares is a fundamental aspect of stock ownership. SEC rules that are specifically designed to limit stockholder choice by providing the management slate with a material economic advantage subjugates the validity of the exclusion on the premise that it is counter to a compelling voter interest.

Counsel relates that the principal purpose of subparagraph (c)(8) is to make clear, with respect to corporate elections that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto. Rule 14a-11 does not adequately address the issue of election fairness or election reform. Stockholders have a compelling right under the provisions of the First Amendment to the Constitution of the United States to bring to management's attention their concerns about inequities in the electoral process. There is simply no other viable mechanism to petition management for free and equal corporate elections. And, the vote on this proposal will have no effect on the present campaign for the election of directors.

The argument that the SEC precedent, including recent rulings, are justification for exclusion of my shareholder proposal for free and equal elections is similar to the logic that was used in 1859-1860 to retain laws that allow slavery. Some well-established laws and regulations are just plain wrong and Rule 14a-8(i)(8) is one of them. It is a National embarrassment that SEC Rules were used to defend the expenditure of $450,000 of stockholder assets (3.25 % of capitalization) in the 2001 proxy campaign of The Goldfield Corporation. No challenge has been initiated to date in the 2002 proxy campaign out of fear that management is willing to spend what ever it takes of our assets to defeat challengers.

In summary, the shareholder franchise deserves unique treatment under the law. It is the basis from which management draws its power over vast aggregations of property they do not own. In order to preserve the sanctity of the shareholder vote, Rule 14a-8(i)(8) must be subjugated to the compelling interest to include the free and equal voting proposal on the 2002 proxy of the Goldfield Corporation.

If you have any questions, please contact Joseph Cocalis, at 724-725-3358 or at cocalis@att.net.

Sincerely,

Donna J. Cocalis

Donna J. Cocalis

LEBOEUF, LAMB, GREENE & MACRAE
L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
DENVER
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

WRITER'S DIRECT DIAL:
212-424-8040

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
MOSCOW
RIYADH
(AFFILIATED OFFICE)
TASHKENT
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ALMATY
BEIJING

March 7, 2002

FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Attn: Office of Chief Counsel

Re: Omission of Proposal of Stockholder Donna Cocalis
<u>From the Proxy Materials of The Goldfield Corporation</u>

Ladies and Gentlemen:

Reference is made to (1) our letter dated February 26, 2002 submitted on behalf of The Goldfield Corporation concerning the basis for exclusion from Goldfield's Proxy Statement of a stockholder proposal submitted by Donna Cocalis; and (2) Ms. Cocalis' letter to you dated March 1, 2002. Copies of these letters are enclosed for your convenience.

Ms. Cocalis argues that "Rule 14a-8(i)(8) is unconstitutional and that the SEC does not have the authority to issue a no-action letter." We believe that these arguments are entirely without merit and, for the reasons stated in our letter of February 26, Ms. Cocalis' proposal may be excluded from Goldfield's Proxy Statement.

By way of recent background, on March 6, 2002, Ms. Cocalis, her husband and a James S. Cocalis filed a Schedule 13D (copy enclosed) concerning their activities in forming a group holding approximately 4 million shares (14.9%) "to bundle stock to effectuate a stock swap" and possible management changes. They indicate their "activities include advertising ... to determine interest in a stock swap." Such activity could raise serious questions under Section 5 of the Securities Act of 1933. Furthermore, contrary to Items 2 and 6 of Schedule 13D, they do not name the other shareholders with whom they are working. Finally, their activities may raise broker-dealer registration issues.

Please call me at 212-424-8040 if you require any further information.

Thank you for your assistance in this matter.

Very truly yours,

David P. Bicks

DPB:lc
enclosures

cc: Donna J. Cocalis

CFLETTERS

From: Joe Cocalis [cocalis@worldnet.att.net]

Sent: Tuesday, March 19, 2002 4:14 AM

To: cfletters@sec.gov

Subject: No action rebuttal: The Goldfield Corporation (GV)

119 Wright Street
Point Marion, PA 15474
March 18, 2002

Securities and Exchange Commission
Attn: Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 205

Re: Proposal of Stockholder Donna Cocalis for Inclusion into the 2002 Proxy Materials of The Goldfield Corporation

Ladies and Gentlemen:

Goldfield's counsel, LeBoeuf, Lamb, Greene, & MacRae, in their correspondence to you stated their opinion that Donna Cocalis' challenge to their request for no-action based on the Constitutionality of Rule 14a-8(i)(8) completely lacks merit. I disagree. A supporting argument with reference follows:

The voting franchise is a fundamental right [Evans v. Comman, 398 U.S. 419, 422 (1970)]. Laws that unjustifiably discriminate in determining who may participate in political affairs undermine the legitimacy of a representative government [*Kramer v. Union Free School District*, 395 U.S. 621 (1969)]. *Since the voting franchise is a fundamental right, the SEC* Rule 14a-8(i)(8) restrictions on contested elections must be justified by a compelling governmental interest. I seriously doubt that governmental promotion of management reelection through a policy of promoting uncontested elections is a compelling governmental interest. At issue is whether the rule must comply with the constitution. The Constitution clearly applies to state imposed restrictions on political participation. Based on the argument that localities are subordinate governmental instrumentalities to the states, the constitution applies to subdivisions of the state [Reynolds v. Sims, 377 U.S. 533, 575 (1964)]. Since corporations are chartered by the states and since the states have the authority to and do regulate corporate elections, is it not logical to assume fundamental tenets that relate to the voting franchise be complied with?

As stated in previous correspondence: "The shareholder franchise deserves unique treatment under the law. It is the basis from which management draws its power over vast aggregations of property they do not own. In order to preserve the sanctity of the shareholder vote, Rule 14a-8(i)(8) must be subjugated to the compelling interest to include the free and equal voting proposal on the 2002 proxy of the Goldfield Corporation."

I would also like to discuss the other issues Goldfield counsel raise pertaining to my 13D with the proper person. I discussed the matter with SEC subject matter experts prior to filing and believe the 13D is proper. Please call me at 724-725-3358 or e-mail me at cocalis@att.net.
Sincerely,

Joseph Cocalis

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 9, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Goldfield Corporation
Incoming letter dated February 26, 2002

The proposal requests that Goldfield develop bylaws to "qualify nominees who have demonstrated a meaningful level of stockholder support and to provide them with free and equal ballot access."

There appears to be some basis for your view that Goldfield may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, we will not recommend enforcement action to the Commission if Goldfield omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Lillian K. Cummins

Lillian K. Cummins
Attorney-Advisor